
Toll Brothers
America's Luxury Home Builder®
2011
Annual Report

Corporate Overview* 2011

Focus On Luxury Homes & Communities

- National presence in the luxury market
- Average delivered home price of $565,000
- Operations in approximately 50 affluent markets in 20 states**
- 24 mid- and high-rise towers completed, in construction, or planned for urban metro New York City market since 2003
- Championship golf course communities
- A diversity of community types:
  - Luxury move-up
  - Elegant empty-nester, active-adult, and second homes
  - Urban low-, mid-, and high-rise condominiums
  - Suburban high-density
  - Resort-style golf, country club, lake, and marina

Nationally Recognized Brand Name

- America's Luxury Home Builder®
- Toll Brothers City Living® in Manhattan, Brooklyn, and Queens, NYC; Hoboken and Jersey City, NJ; and Philadelphia, PA markets
- Championship golf courses designed by Pete Dye, Greg Norman, Arnold Palmer, Nicklaus Design, Arthur Hills, and Peter Jacobsen
- **2011 Awards:**

  Fortune magazine: *World's Most Admired Companies*
  - #1 in Financial Soundness in the home building sector
  - #1 in Long-Term Investment in the sector
  - #1 in Quality of Products/Services in the sector

  Institutional Investor:
  - Executives named to All-American Executive Team
  - Best CEO in the sector
  - Best Investor Relations Company and Professional in the sector
- **Prior Awards:**

  Builder of the Year, *Professional Builder*

  National Housing Quality Award, National Association of Home Builders® (NAHB)

  America's Best Builder, (NAHB)

  Apex Award Winner, *Big Builder*

  Fortune magazine: *World's Most Admired Companies, 2010*

Financial & Management Strength

- Began in 1967 and listed on the NYSE (TOL) since 1986
- Strong corporate credit ratings: Standard & Poor's (BB+), Moody's (Ba1), and Fitch (BBB-)
- In FY 2010, became first builder since 2008 financial crisis to finalize a new multiyear unsecured bank credit facility
- Ended FY 2011 with $1.14 billion in cash and marketable securities and $785 million available under 12-bank credit facility maturing in October 2014
- Raised over $2 billion in public capital markets since 2000
- Net debt-to-capital ratio*** of 15.0%
- No public debt maturities before FY 2013 and average public debt maturity of 4.3 years
- Seasoned management team: average Toll Brothers senior management tenure is 17 years
- Acquisition of distressed loan portfolios through Gibraltar Capital and Asset Management

Integrated Land & Building Program

- Control 37,500 home sites
- Delivered approximately 61,000 homes ($37 billion) since 2000
- Selling from 215 communities
- Land acquisition, approval, and development skills
- Combine high-volume home production with extensive customization offerings
- Home buyers averaged over $100,000 in upgrades and lot premiums, 19.5% above base house price, in FY 2011
- Pre-design and pre-budget options through Toll Architecture and Toll Integrated Systems
- Ancillary businesses: mortgage, title, golf course development and management, landscape, land development and land sales, home security, architecture, engineering, and house component manufacturing operation

*Information for and as of FYE October 31, 2011 unless otherwise noted.

**Includes Washington, our entry into which was announced on November 21, 2011.

***Net debt-to-capital ratio is calculated as total debt minus mortgage warehouse loans minus cash and marketable securities, divided by total debt minus mortgage warehouse loans minus cash and marketable securities plus equity.



The Harding at The Ridings at Cream Ridge • Cream Ridge, NJ

The North
- Connecticut
- Illinois
- Massachusetts
- Michigan
- Minnesota
- New Jersey
- New York

The Mid-Atlantic
- Delaware
- Maryland
- Pennsylvania
- Virginia

The South
- Florida
- North Carolina
- South Carolina
- Texas

The West
- Arizona
- California
- Colorado
- Nevada
- Washington



Geographic Diversification
- North
- Mid-Atlantic
- South
- West


$309.6
$381.6
$285.0
$499.7

HOUSING REVENUES
By Region in FY 2011 *(in millions)*


5,877
9,947
8,073
13,600

HOME SITES CONTROLLED
By Region at FYE 2011


$121.6
$307.4
$263.2
$288.9

BACKLOG
By Region at FYE 2011 *(in millions)*

Information for and as of FYE October 31, 2011, except for Washington, our entry into which was announced on November 21, 2011.


The Spyglass Monterey at Emerald Cove at The Crosby • San Diego, CA

BALANCE SHEET DATA (Amounts in 000s, except per share data)	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Cash and marketable securities	$1,139,912	$1,236,927	$1,908,894	$1,633,495	$ 900,337	$ 632,524	$ 689,219	$ 465,834	$ 234,489	$ 102,337	$ 182,840
Cash and marketable securities per share	$ 6.82	$ 7.43	$ 11.59	$ 10.19	$ 5.73	$ 4.11	$ 4.45	$ 3.11	$ 1.60	$ 0.73	$ 1.31
Home building debt*	$1,597,528	$1,638,601	$2,108,374	$2,100,039	$2,189,120	$2,228,101	$1,740,580	$1,636,045	$1,448,366	$1,072,857	$1,032,293
Equity	$2,592,551	$2,559,013	$2,516,482	$3,237,653	$3,535,245	$3,423,629	$2,767,511	$1,919,987	$1,476,628	$1,129,509	$ 912,583
Book value per share	$ 15.64	$ 15.38	$ 15.28	$ 20.19	$ 22.52	$ 22.25	$ 17.86	$ 12.83	$ 10.07	$ 8.04	$ 6.56
Home building debt-to-capital ratio	38.1%	39.0%	45.6%	39.3%	38.3%	39.5%	38.6%	46.0%	49.5%	48.7%	53.1%
Home building net debt-to-capital ratio**	15.0%	13.6%	7.4%	12.6%	26.8%	31.8%	27.6%	37.9%	45.1%	46.2%	48.2%

OPERATIONS DATA (Amounts in 000s)	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Total revenues	$1,475,881	$1,494,771	$1,755,310	$3,148,166	$4,635,093	$6,115,280	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469
Net income (loss)	$ 39,795	$ (3,374)	$ (755,825)	$ (297,810)	$ 35,651	$ 687,213	$ 806,110	$ 409,111	$ 259,820	$ 219,887	$ 213,673
Total contracts	$1,604,827	$1,472,030	$1,304,656	$1,608,191	$3,010,013	$4,460,734	$7,152,463	$5,641,454	$3,475,992	$2,734,457	$2,158,536
Backlog	$ 981,052	$ 852,106	$ 874,837	$1,325,491	$2,854,435	$4,488,400	$6,014,648	$4,433,895	$2,631,900	$1,858,784	$1,403,588

*Total debt minus mortgage warehouse loans.

**Net debt-to-capital ratio is calculated as total debt minus mortgage warehouse loans minus cash and marketable securities, divided by total debt minus mortgage warehouse loans minus cash and marketable securities plus equity.


AZURA
Azura • Boca Raton, FL


The Vallagio at Riverstone – Silver Grove • Sugar Land, TX



Ocean's Edge at Singer Island • Singer Island, FL

Dear Shareholder

Against a backdrop of U.S. government gridlock, persistently high unemployment rates at home, political and economic crises around the globe, and dramatic volatility in the capital markets, we produced solid improvement in nearly all key metrics in FY 2011.

Although U.S. housing starts remained down 60% from historical norms, we took important steps forward in FY 2011. We reported net income of $39.8 million, or $0.24 per share diluted, for FY 2011, compared to a net loss of $3.4 million, or $0.02 per share diluted, for FY 2010. FY 2011's fourth quarter was our second consecutive quarter of pre-tax profitability and our sixth consecutive quarter of pre-tax, pre-impairment profitability. Our pre-impairment home building gross margin improved nearly 250 basis points in FY 2011 compared to FY 2010, and it improved in each of the FY 2011's four quarters compared to the prior year's same periods. While FY 2011's revenues were down 1% compared to FY 2010, the value of our FY 2011 contracts and backlog were up 9% and 15%, respectively.

For FY 2011, we reported a pre-tax loss of $29.4 million, compared to a pre-tax loss of $117.2 million for FY 2010. FY 2011's inventory and joint venture write-downs totaled $92.7 million, compared to $115.3 million of inventory and write-downs in FY 2010, and charges related to early retirement of debt in FY 2011 totaled $3.8 million, compared to $1.2 million in FY 2010. Excluding inventory and joint venture write-downs and early debt retirement charges, FY 2011's pre-tax income was $67.2 million, compared to a pre-tax loss of $0.7 million in FY 2010. FY 2011 included a net tax benefit of $69.2 million, compared to a net tax benefit of $113.8 million in FY 2010.

FY 2011 home building revenues of $1.48 billion and 2,611 units declined 1% in both dollars and units, and FY 2011 net signed contracts of $1.60 billion and 2,784 units increased 9% in dollars and 7% in units, compared to FY 2010. FY 2011's contract cancellation rate* was 6.1%, which was consistent with our pre-downturn historical averages. We ended FY 2011 with a backlog of $981.1 million and 1,667 units, an increase of 15% in dollars and 12% in units compared to FY 2010's year-end backlog.

Our solid liquidity provides significant financial flexibility as we position ourselves for a recovery. We ended FY 2011 with a net debt-to-capital ratio** of 15.0% and $1.14 billion of cash and marketable securities. At FYE 2011, we also had $785 million available under our $885 million 12-bank credit facility, which matures in October 2014. As of this writing, in FY 2012's first quarter, we have deployed approximately $235 million more in cash: $143.7 million for the purchase of the builder CamWest Development LLC in Seattle and the remainder for land acquisitions and other corporate purposes.



Robert I. Toll   Douglas C. Yearley, Jr.

Our strong balance sheet enables us to invest in growing our business for the future. During FY 2011, we spent approximately $281 million on land for our core traditional and urban new home business, purchasing approximately 3,400 home sites and optioning another 5,800: This resulted in a net increase to 37,500 lots owned or optioned at FYE 2011 versus 34,900 at FYE 2010. Nearly 60% of our lots are concentrated in the land-constrained metro Washington, D.C., to Boston corridor, which enjoys lower unemployment and greater affluence than many other regions.

In mid-November, two weeks after our FY 2011 ended, we announced our entry into the Seattle market with the acquisition of CamWest, one of the premier home building companies in the Pacific Northwest. We are impressed with the vitality of the Seattle market, its high barriers to entry, robust employment base, and concentration of affluence. This purchase involved the acquisition of 1,245 home sites with another 254 home sites under option. It will immediately increase our selling community total by 15 as we begin FY 2012 and will add to community growth in the future.

*Current-year cancellations divided by current-year gross signed contracts.
**Net debt-to-capital ratio is calculated as total debt minus mortgage warehouse loans minus cash and marketable securities, divided by total debt minus mortgage warehouse loans minus cash and marketable securities plus equity.



The Tradition at Regency Hills at Providence • Collegeville, PA

The urban metro New York City market remains a bright light for us. In FY 2011, we opened three new buildings under our Toll Brothers City Living® brand. We launched 1450 Washington, the fourth building in our successful Hudson Tea project at the northern tip of Hoboken, NJ. In Manhattan, we opened The Touraine at 65th Street and Lexington Avenue on the Upper East Side, a small boutique building with an average projected sales price of $5 million per unit. On the Brooklyn waterfront, we introduced 205 Water in the DUMBO neighborhood. Before opening for sale, The Touraine and 205 Water each had lists of over 3,000 prospects who had expressed interest. In total in the urban metro New York City market, we have completed 13 buildings of approximately 2,550 units, approximately 2,430 of which have been sold; we are in construction on three buildings of 245 units with eight more buildings of approximately 1,600 units in planning.

We ended FY 2011 with 215 selling communities, compared to 195 at FYE 2010. During FY 2012, with the addition of Seattle, we project growing our community count by between 9% and 19% and reaching FYE 2012 with between 235 and 255 selling communities. Based on our FYE 2011 backlog and our current community count, we presently estimate that we will deliver between 2,400 and 3,200 homes in FY 2012 at an average price of between $550,000 and $575,000 per home. We believe that earnings growth can come from increasing our community count, but that significant margin improvement will only be achieved once we see the return of some urgency to the market, which should lead to increased sales prices and paces.

Gibraltar Capital and Asset Management, LLC ("Gibraltar"), our wholly owned subsidiary formed to purchase distressed loans and assets, completed four transactions in FY 2011. The transactions involved the purchase of interest in 121 non-performing loans, the combined outstanding balance of which was approximately $272 million. With Gibraltar's specialized skills in the valuation and management of distressed real estate development assets, we have now completed transactions totaling approximately $2.0 billion of non-performing loans and real estate assets in partnerships and on our own. We currently have approximately $100 million invested in Gibraltar and continue to seek opportunities to leverage Gibraltar's strengths with Toll Brothers' expertise, relationships, well-known brand name, nationwide presence, and capital.

We believe that strengthening the housing market is key to an economic recovery. It will reduce unemployment, which will improve consumer confidence and bring on more demand. Unemployment nationally among college graduates is well below 5%. We, therefore, believe that our customers have the ability to buy. They are aware of the tremendous affordability of homes and the record low interest rates. However, a lack of confidence in the direction of the economy is perhaps the biggest impediment to unleashing what we believe is significant pent-up demand. The most recent National Association of REALTORS® Housing Affordability Index is at an all-time high dating back to 1971, which indicates that we could have an acceleration in demand with just a modest increase in confidence.

As we look to the future, we believe we are well positioned. Our national brand name as "America's Luxury Home Builder," the breadth of products we offer, and the geographic diversity of the markets in which we operate afford us significant opportunities for growth. Our financial strength, which ranks us among the top two credit-rated U.S. home building companies, provides us with a competitive advantage in accessing capital and closing deals with sellers. And our solid land position and limited competition in the upscale market should give us a head start as markets recover.

We thank our suppliers, contractors, banks, and bondholders for their commitment to our Company; our shareholders for their tremendous support; our customers for their trust in us; and our employees for their expertise, diligence, and devotion to providing our home buyers with the superior service, quality, and value that are the foundation of our reputation.

ROBERT I. TOLL
Executive Chairman of the Board

DOUGLAS C. YEARLEY, JR.
Chief Executive Officer

December 6, 2011



The Largo Mar at Frenchman's Reserve • Palm Beach Gardens, FL


The Chelsea at Stonykill View • Wappingers Falls, NY


303 East 33rd • New York, NY




The Siena at Sorrento at Dublin Ranch • Dublin, CA


Parkland Golf & Country Club • Parkland, FL


The Salerno at Jupiter Country Club • Jupiter, FL

Building Our Brand Across Diverse Product Offerings

From our beginnings over 40 years ago as a Philadelphia-area builder of move-up homes, Toll Brothers now operates in about 50 markets and 20 states. We offer the widest variety of homes in the industry, ranging from single-family detached and attached home communities to master planned resort-style golf communities to urban and suburban low-, mid-, and high-rise communities. Our product lines serve move-up, empty-nester, active-adult, and second-home buyers. In a time of industry distress, we believe there is a flight to quality: Home buyers are drawn to Toll Brothers for our financial strength, our dependability, the beauty of our home designs and communities, and our brand – *America's Luxury Home Builder®* – which is associated with the highest degree of value, quality, and customer service.


Newtown Walk • Newtown, PA


1450 Washington • Hoboken, NJ


Toll Brothers at The Pinehills • Plymouth, MA


The Henley at Hasentree • Wake Forest, NC

A Roadmap For Growth

We have been in business since 1967 and have emerged from and flourished through a number of previous downturns. Twenty years ago, heading into the last downturn, we operated in five Northeast and Mid-Atlantic states. These markets were geographically concentrated and, as we discovered, economically correlated. They all weakened together when the housing downturn struck in the late 1980s.

As housing began to recover in the early 1990s, we started buying land and distressed loans from banks, government institutions, and land sellers in our existing markets. We then embarked on a program of geographic expansion across the United States to take advantage of markets with different economic cycles. Starting in 1994, we grew into California, Texas, North Carolina, and Florida and eventually into 25 states. We've since exited a few markets, so we currently build in about 50 markets in 20 states.

As the baby boom generation has matured, we also began to diversify beyond our traditional single-family home niche into attached homes; empty-nester, active-adult, and resort-style golf communities; and suburban high-density and urban tower communities. In fact, we are the only public home building company developing urban condo-towers in New York City.

The combination of geographic and product diversification proved very successful. From 1991 through 2006 we grew from $176 million to $6.1 billion in revenues and from 676 units delivered to 8,601 units — a compound annual growth rate (CAGR) of 27% in revenues and 18% in units. Our earnings during that period rose at a 39% CAGR. This far exceeded the 3% CAGR for total U.S. housing starts during the same period.

From the 1990s into 2006, we continued to fortify our balance sheet and build our land position. Housing started to weaken in late 2005. As sales paces slowed, we began to shed the land options that no longer met our profitability thresholds. The housing market, and the entire U.S. economy, took another step down following the financial crisis of late 2008. From a peak of 91,200 lots at April 2006, we reduced the land we owned or controlled to 31,700 lots at January 2010.

Reducing our spending on land and improvements contributed to increasing our cash position from $630 million at FYE 2006 to a historic peak of $1.9 billion at FYE 2009 in the midst of the financial crisis. Our cash tripled even as our revenues dropped by 76% between 2006 to 2010, a decline that mirrored the industry's: This helped us to remain among the top two credit-rated home building companies.

Since we traditionally have financed our growth using cash and longer-term, rather than shorter-term, debt maturities, we did not face any immediate liquidity crises during this downturn. With a strong balance sheet, we were the first builder to be able to tap the capital markets when they reopened for our sector after the financial crisis of 2008: In April and September 2009, we raised a combined $650 million, much of which we used to pay down our nearest maturing public debt. We also were the first and only builder — after the 2008 financial crisis — to put in place a new unsecured bank credit line that now includes 12 banks from the U.S., Europe, Asia, and Canada. It totals $885 million and matures in late 2014.

Our balance sheet gives us a war chest that we are now deploying to buy land and portfolios of distressed assets. As we did in the early 1990s, we are positioning ourselves for the future.


The Oberton at The Estates at Pine Bluffs • Parker, CO


The Stratford at Greenville Overlook • Wilmington, DE


The Peachtree at Arrowood – The Greens • Oceanside, CA


Trevi at Sorrento at Dublin Ranch • Dublin, CA

Taking Advantage Of The Downturn

As the downturn has progressed, we have been buying distressed loans and land from banks and other financial institutions around the nation. We have also been buying sites from developers and other sellers across the United States on an opportunistic basis.

Cumulatively, Toll Brothers has purchased about $700 million of land and loans over the past two years for future Toll Brothers communities. In some markets we have temporarily stepped back as we have observed land prices escalating beyond prices we believed were justified: In those cases, we will wait patiently. We have also formed a wholly owned entity, Gibraltar Capital and Asset Management, that is seeking similar opportunities, but is casting a wider net across a broader range of price points and product lines than just Toll Brothers communities *(see opposite page)*.

We have used this downturn to implement some significant cost reduction initiatives. We already had national purchasing programs for items such as doors, windows, cabinets, appliances, and carpet. During this downturn we instituted centralized purchasing of our trade contracting, which previously was negotiated on a community-by-community basis in the field. We estimate savings from this to be in excess of $10,000 per home. We have also streamlined and improved the efficiency of our manufacturing plants by further mechanizing the production of wall frames, roof trusses, and many other features of the home.



The Touraine • New York, NY

Most importantly, we have kept our core management team intact — a team that has built Toll Brothers and managed through periods of both rapid growth and severe recession. With average tenure at Toll Brothers of our senior management approaching 17 years, we have been able to navigate through this severe crisis to prepare our firm for the future.



The Touraine • New York, NY



Parkland Golf & Country Club • Parkland, FL

Pursuing Opportunistic Acquisitions

Our strong balance sheet, solid financial relationships, land development expertise, and brand name reputation enable us to capitalize on distressed land opportunities across the nation.

One example is Parkland Golf & Country Club *(above)* in Broward County, Florida, with its Greg Norman Signature golf course. We bought the prestigious community, including 350 home sites and the 43,000-square-foot recreation, fitness, and dining complex, from the former owner-developer that was emerging from bankruptcy. We are now selling homes from $400,000 to $1 million. Another example is The Touraine *(left)*, a 22-unit boutique building on Manhattan's Upper East Side. We bought the vacant site in a distressed short sale situation and are offering condos at prices averaging $5 million per unit.

GIBRALTAR

CAPITAL AND ASSET MANAGEMENT

Toll Brothers formed Gibraltar Capital and Asset Management, LLC ("Gibraltar"), a wholly owned subsidiary, in the summer of 2010 to take advantage of distressed opportunities in the real estate market. It focuses primarily on residential Acquisition, Development, and Construction loans and properties, from raw ground to partially and fully improved developments, as well as commercial opportunities. In the 18 months since its formation, Gibraltar has invested in transactions involving the purchase of approximately $2 billion of loans and distressed assets in portfolios from the Federal Deposit Insurance Corporation (FDIC) and financial institutions comprising a variety of geographies, price points, product types, and asset sizes. Gibraltar brings to bear the underwriting and market knowledge of Toll Brothers as well as Toll's land approval and development capabilities. Gibraltar has partnered with global firms such as Oaktree Capital and Deutsche Bank on portfolios and also bought portfolios and loans on its own. While some assets Gibraltar acquires may become Toll Brothers communities, it casts a much wider net. It has the mandate to focus on a broader range of price points, markets, and assets in its acquisitions beyond just future Toll communities.

Gibraltar's primary goal is to use its team's extensive workout expertise, land acquisition, and home building background to effectively underwrite distressed opportunities and to create value through each subsequent stage — resolution, management, and disposition. Gibraltar's unique combination of operational, legal, and financial skills, together with access to Toll Brothers' land, development, and home building divisions and strong balance sheet, separates it from other financial and undercapitalized strategic entities. We are encouraged by Gibraltar's quick start, and we look to continue its growth through a combination of marketed FDIC and financial institution offerings, privately negotiated transactions, partnerships, and other creative investments.

- Acquired portfolios and loans totaling $2 billion in unpaid principal balance (UPB) and real estate owned (REO) book value
  - Amtrust Portfolio ($1.7 billion UPB): acquired partnership interest through an FDIC structured transaction
  - Private portfolio transactions ($200.3 million UPB): acquired in partnership
  - Three additional private transactions ($71.4 million UPB): Gibraltar wholly-owned
- National Footprint: portfolios include assets located in 21 states and the District of Columbia
- Co-asset manager for Amtrust Portfolio and sole asset manager for all other acquisitions
- Approximately $100 million invested in Gibraltar as of October 31, 2011
- Generated $6.9 million of net earnings in FY 2011

We enter this new decade with what we believe is the broadest product line in the industry — one that enables us to appeal to maturing baby boomers, growing families, and empty-nesters of all ages.

We love the luxury niche. Unemployment among college grads, a good proxy for our buyers, stands at about 4.3% today, which is less than half the national unemployment rate. Since 1980, $100,000+ income households have grown four times faster than the population in general.

We have the only true brand across product lines in our industry, and we have strong customer loyalty — about 95% of the buyers we survey say they would recommend Toll Brothers to a friend. And we consistently rank at or near the top on real estate agent surveys published by sell-side analysts that cover our sector.

Over 50% of our revenues are currently from the D.C. to Boston corridor. These markets are among the least overbuilt and most affluent in the nation, with minimal foreclosure impact on our business. Nearly 60% of our land position is concentrated in the D.C. to Boston corridor, with another 6% in the healthier markets of Texas. We have lots of room to grow within a footprint that extends across the United States of America. We have yet to introduce our active-adult product in the Sunbelt. Our Toll Brothers City Living® brand is not yet in San Francisco, Washington, D.C. or Boston.

How do we see the next few years unfolding for our industry? Population has continued to grow during this recession. The household formation growth, a key driver of housing demand that would typically accompany such population increase, has been stunted as those in their early twenties live with parents, and multiple generations now share homes instead of living separately. The National Association of Home Builders® estimates that household formations lagged by 2.1 million from 2008 to 2010 based on trends of population growth and household formations from 2000 to 2007.

Meanwhile, housing starts, which averaged about 1.6 million from 1991 to 2007, have sunk below 600,000 in the last two years: The housing starts-to-population ratio is at an all-time low *(see below)*. Therefore, we believe there is significant pent-up demand. Since very little land has moved through the approval process over the past five years, as demand rebounds, we believe there will be a lack of supply to meet it. Those with approved land, such as Toll Brothers, will benefit.

Our competitors in the luxury market — small and mid-sized regional private builders — are hobbled by their own troubled projects and the inability to access capital from regional or national banks. Therefore, we think there is strong potential for market share gains for Toll Brothers at a rate faster than the recovery of the overall housing market.

Housing affordability is tremendous today, interest rates are at record lows, and at the luxury end, our buyers have jobs and are able to purchase homes. But they are postponing purchasing due to a lack of confidence in our economy and our political system. We believe this will change and the market will recover. So, with our brand, our land, our financial position, and our national footprint of diversified product lines, we are ready!

The U.S. population continues to grow ...



U.S. POPULATION

(Years 1970 – 2010)

Source: U.S. Census Bureau

***but* U.S. housing starts per person are at an all-time low, suggesting significant pent-up demand.**



U.S. HOUSING STARTS/POPULATION

(Starts/Thousand People — Years 1970 – 2010)

Source: U.S. Census Bureau



The Villarica at Saguaro Estates • Scottsdale, AZ


1450 WASHINGTON
HARBORSIDE LOFTS
HUDSON TEA
THE GRAMERCY
THE TOURAINE
5TH STREET LOFTS
NORTH8
303 EAST 33RD
700 GROVE
MAXWELL PLACE
ONE TEN THIRD
400 PARK AVE. S.
NORTHSIDE PIERS
205 WATER
PROVOST SQUARE
Metro New York City
© Joseph R. Melanson of www.skypic.com


303 East 33rd • New York, NY

Building Our Brand In The Big Apple

Toll Brothers
CITY LIVING®

Toll Brothers took its well-established brand name into the metro New York City urban market in 2003. Under the Toll Brothers City Living banner, our initial focus was on the Hoboken and Jersey City, NJ markets, the "Gold Coast" across the Hudson River from Manhattan. Since then we have expanded into Manhattan, Brooklyn, and Queens, NY. Our brand has been extremely well received in the metro NYC urban market; we have completed 13 buildings of 2,550 units, of which 2,430 have been sold; are in construction on three additional buildings of 245 units; and we have eight more buildings of approximately 1,600 units in planning.


The Touraine • New York, NY
THE TOURAINE
RANGE ROVER


Maxwell Place On The Hudson • Hoboken, NJ


The Dalenna at Azura • Boca Raton, FL

Table Of Contents — Financials

Toll Brothers' 26-Year Financial Summary 1986–2011

SUMMARY CONSOLIDATED STATEMENT OF OPERATIONS DATA *(Amounts in thousands, except per share data)*

Year Ended October 31,	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Revenues	$1,475,881	$1,494,771	$1,755,310	$3,148,166	$4,635,093	$6,115,280	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469
(Loss) income before income taxes	$ (29,366)	$ (117,187)	$ (496,465)	$ (466,787)	$ 70,680	$1,126,616	$1,323,128	$ 647,432	$ 411,153	$ 347,318	$ 337,889
Net income (loss)	$ 39,795	$ (3,374)	$ (755,825)	$ (297,810)	$ 35,651	$ 687,213	$ 806,110	$ 409,111	$ 259,820	$ 219,887	$ 213,673
Income (loss) per share — Basic	$ 0.24	$ (0.02)	$ (4.68)	$ (1.88)	$ 0.23	$ 4.45	$ 5.23	$ 2.75	$ 1.84	$ 1.56	$ 1.49
Weighted-average number of shares	167,140	165,666	161,549	158,730	155,318	154,300	154,272	148,646	141,339	140,945	143,340
Income (loss) per share — Diluted	$ 0.24	$ (0.02)	$ (4.68)	$ (1.88)	$ 0.22	$ 4.17	$ 4.78	$ 2.52	$ 1.72	$ 1.46	$ 1.38
Weighted-average number of shares	168,381	165,666	161,549	158,730	164,166	164,852	168,552	162,330	151,083	150,959	154,734

SUMMARY CONSOLIDATED BALANCE SHEET DATA *(Amounts in thousands, except per share data)*

At October 31,	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Cash and marketable securities	$1,139,912	$1,236,927	$1,908,894	$1,633,495	$ 900,337	$ 632,524	$ 689,219	$ 465,834	$ 234,489	$ 102,337	$ 182,840
Inventory	$3,416,723	$3,241,725	$3,183,566	$4,127,475	$5,572,655	$6,095,702	$5,068,624	$3,878,260	$3,080,349	$2,551,061	$2,183,541
Total assets	$5,055,246	$5,171,555	$5,634,444	$6,586,836	$7,220,316	$7,583,541	$6,343,840	$4,905,578	$3,787,391	$2,895,365	$2,532,200
Debt											
Loans payable	$ 106,556	$ 94,491	$ 472,854	$ 613,594	$ 696,814	$ 736,934	$ 250,552	$ 340,380	$ 281,697	$ 253,194	$ 362,712
Senior notes	1,490,972	1,544,110	1,587,648	1,143,445	1,142,306	1,141,167	1,140,028	845,665	546,669		
Subordinated notes			47,872	343,000	350,000	350,000	350,000	450,000	620,000	819,663	669,581
Mortgage warehouse line	57,409	72,367	27,015	37,867	76,730	119,705	89,674	92,053	49,939	48,996	24,754
Collateralized mortgage obligations											
Total	$1,654,937	$1,710,968	$2,135,389	$2,137,906	$2,265,850	$2,347,806	$1,830,254	$1,728,098	$1,498,305	$1,121,853	$1,057,047
Equity	$2,592,551	$2,559,013	$2,516,482	$3,237,653	$3,535,245	$3,423,629	$2,767,511	$1,919,987	$1,476,628	$1,129,509	$ 912,583
Number of shares outstanding	165,729	166,408	164,725	160,369	157,008	153,899	154,943	149,642	146,644	140,432	139,112
Book value per share	$ 15.64	$ 15.38	$ 15.28	$ 20.19	$ 22.52	$ 22.25	$ 17.86	$ 12.83	$ 10.07	$ 8.04	$ 6.56
Return on beginning stockholders' equity	1.6%	(0.1%)	(23.3%)	(8.4%)	1.0%	24.9%	42.0%	27.7%	23.0%	24.1%	28.7%

HOME DATA

Year Ended October 31,	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Number of homes closed [1]	2,611	2,642	2,965	4,743	6,687	8,601	8,769	6,627	4,911	4,430	4,358
Sales value of homes closed (in 000s) [1]	$1,475,881	$1,494,771	$1,755,310	$3,106,291	$4,495,600	$5,945,169	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469
Revenues — Percentage of completion (in 000s)	–	–	–	41,873	139,493	170,111					
Number of homes contracted	2,784	2,605	2,450	2,927	4,440	6,164	10,372	8,684	6,132	5,070	4,314
Sales value of homes contracted (in 000s)	$1,604,827	$1,472,030	$1,304,656	$1,608,191	$3,010,013	$4,460,734	$7,152,463	$5,641,454	$3,475,992	$2,734,457	$2,158,536
At October 31,	**2011**	**2010**	**2009**	**2008**	**2007**	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**
Number of homes in backlog	1,667	1,494	1,531	2,046	3,950	6,533	8,805	6,709	4,652	3,342	2,702
Sales value of homes in backlog (in 000s) [2]	$ 981,052	$ 852,106	$ 874,837	$1,325,491	$2,854,435	$4,488,400	$6,014,648	$4,433,895	$2,631,900	$1,858,784	$1,403,588
Number of selling communities	215	195	200	273	315	300	230	220	200	170	155
Home sites											
Owned	30,199	28,891	26,872	32,081	37,139	41,808	35,838	29,804	29,081	25,822	25,981
Optioned	7,298	5,961	5,045	7,703	22,112	31,960	47,288	30,385	18,977	15,022	13,165
Total	37,497	34,852	31,917	39,784	59,251	73,768	83,126	60,189	48,058	40,844	39,146

(1) Excludes 88 units with an aggregate delivered value of $86.1 million in fiscal 2008 and 336 units with an aggregate delivered value of $263.3 million in fiscal 2007 that were accounted for using the percentage of completion accounting method.
(2) Net of $55.2 million and $170.1 million of revenues recognized in fiscal 2007 and 2006, respectively, under the percentage of completion accounting method.

2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
$1,762,930	$1,438,171	$1,206,290	$ 968,253	$759,303	$643,017	$501,822	$392,560	$279,841	$175,971	$198,336	$176,864	$197,027	$134,856	$124,641
$ 230,966	$ 160,432	$ 132,523	$ 103,215	$ 85,793	$ 79,439	$ 56,840	$ 42,820	$ 27,493	$ 8,444	$ 16,801	$ 21,520	$ 40,803	$ 33,346	$ 23,718
$ 145,943	$ 101,566	$ 84,704	$ 65,075	$ 53,744	$ 49,932	$ 36,177	$ 28,058	$ 16,538	$ 5,013	$ 9,988	$ 13,127	$ 24,074	$ 17,173	$ 11,861
$ 1.01	$ 0.69	$ 0.58	$ 0.48	$ 0.40	$ 0.37	$ 0.27	$ 0.21	$ 0.13	$ 0.04	$ 0.08	$ 0.11	$ 0.20	$ 0.14	$ 0.11
145,075	146,756	153,441	136,508	135,460	134,040	133,592	132,924	132,088	124,992	118,856	119,776	120,612	121,540	111,812
$ 0.98	$ 0.68	$ 0.55	$ 0.44	$ 0.36	$ 0.34	$ 0.25	$ 0.21	$ 0.12	$ 0.04	$ 0.08	$ 0.11	$ 0.20	$ 0.14	$ 0.11
149,651	149,744	153,441	149,049	147,516	145,440	142,620	133,868	132,936	125,648	118,856	119,880	120,612	121,540	111,812

2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
$ 161,860	$ 96,484	$ 80,143	$ 147,575	$ 22,891	$ 27,772	$ 38,026	$ 32,329	$ 33,407	$ 31,475	$ 10,379	$ 9,160	$ 27,110	$ 18,009	$ 14,720
$1,712,383	$1,443,282	$1,111,863	$ 921,595	$772,471	$623,830	$506,347	$402,515	$287,844	$222,775	$240,155	$256,934	$206,593	$143,894	$ 66,543
$2,030,254	$1,668,062	$1,254,468	$1,118,626	$837,926	$692,457	$586,893	$475,998	$384,836	$312,424	$316,534	$348,163	$256,611	$181,765	$108,185
$ 326,537	$ 213,317	$ 182,292	$ 189,579	$132,109	$ 59,057	$ 17,506	$ 24,779	$ 25,756	$ 49,943	$ 71,707	$ 95,508	$ 74,048	$ 55,545	$ 12,474
469,499	469,418	269,296	319,924	208,415	221,226	227,969	174,442	128,854	55,513	61,474	69,681	69,635	29,967	29,963
													382	5,969
	1,145	1,384	2,577	2,816	3,912	4,686	10,810	24,403	39,864	45,988	52,617			
$ 796,036	$ 683,880	$ 452,972	$ 512,080	$343,340	$284,195	$250,161	$210,031	$179,013	$145,320	$179,169	$217,806	$143,683	$ 85,894	$ 48,406
$ 745,145	$ 616,334	$ 525,756	$ 385,252	$314,677	$256,659	$204,176	$167,136	$136,605	$118,195	$ 94,959	$ 85,832	$ 73,305	$ 48,842	$ 31,405
143,580	145,814	147,742	137,102	135,674	134,552	133,692	133,276	132,348	131,248	118,736	119,652	120,168	120,268	119,972
$ 5.19	$ 4.23	$ 3.56	$ 2.81	$ 2.32	$ 1.91	$ 1.53	$ 1.25	$ 1.03	$ 0.90	$ 0.80	$ 0.72	$ 0.61	$ 0.41	$ 0.26
23.7%	19.3%	22.0%	20.7%	20.9%	24.5%	21.7%	20.6%	14.0%	5.3%	11.7%	18.0%	49.3%	54.7%	122.5%

2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
3,945	3,555	3,099	2,517	2,109	1,825	1,583	1,324	1,019	676	727	676	778	674	802
$1,762,930	$1,438,171	$1,206,290	$ 968,253	$759,303	$643,017	$501,822	$392,560	$279,841	$175,971	$198,336	$176,864	$197,027	$134,856	$124,641
4,364	3,799	3,387	2,701	2,398	1,846	1,716	1,595	1,202	863	612	704	656	756	832
$2,134,522	$1,627,849	$1,383,093	$1,069,279	$884,677	$660,467	$586,941	$490,883	$342,811	$230,324	$ 163,975	$185,255	$162,504	$190,680	$133,369

2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
2,746	2,327	1,892	1,551	1,367	1,078	1,025	892	621	438	251	366	338	460	378
$1,425,521	$1,053,929	$ 814,714	$ 627,220	$526,194	$400,820	$370,560	$285,441	$187,118	$124,148	$ 69,795	$104,156	$ 95,765	$130,288	$ 74,194
146	140	122	116	100	97	80	67	62	42	41	40	26	21	15
22,275	23,163	15,578	12,820	12,065	9,542	6,779	5,744	5,633	3,974	4,548	5,075	4,724	2,147	1,461
10,843	11,268	14,803	9,145	5,237	5,042	4,445	4,271	3,592	3,281	2,117	2,832	4,041	7,141	4,853
33,118	34,431	30,381	21,965	17,302	14,584	11,224	10,015	9,225	7,255	6,665	7,907	8,765	9,288	6,314

Management's Discussion and Analysis of Financial Condition and Results of Operations

Unless otherwise stated in this report, net contracts signed represents a number or value equal to the gross number or value of contracts signed during the relevant period, less the number or value of contracts cancelled during the relevant period, which includes contracts that were signed during the relevant period and in prior periods.

Overview

Our Business

We design, build, market and arrange financing for single-family detached and attached homes in luxury residential communities. We are also involved, directly and through joint ventures, in projects where we are building, or converting existing rental apartment buildings into, high-, mid- and low-rise luxury homes. At October 31, 2011, we were operating in 19 states. In the five years ended October 31, 2011, we delivered 20,072 homes from 530 communities, including 2,611 homes from 247 communities in fiscal 2011. In addition, through our subsidiary Gibraltar Capital and Asset Management LLC ("Gibraltar"), we invest in distressed real estate opportunities which may be different than our traditional homebuilding operations.

Fiscal 2011 Financial Highlights

In the twelve-month period ended October 31, 2011, we recognized $1.48 billion of revenues and net income of $39.8 million, as compared to $1.49 billion of revenues and a net loss of $3.4 million in fiscal 2010. Fiscal 2011 income included $51.8 million of inventory impairments and write-offs, $40.9 million of impairment charges related to our investments in unconsolidated entities, $3.8 million of expenses related to repurchases of our debt, and an income tax benefit of $69.2 million. The fiscal 2010 loss included inventory impairments and write-offs of $115.3 million, $1.2 million of expenses related to repurchases of our debt, and an income tax benefit of $113.8 million.

At October 31, 2011, we had $1.14 billion of cash, cash equivalents and marketable securities on hand and approximately $784.7 million available under our $885.0 million revolving credit facility which matures in October 2014. During fiscal 2011, we used available cash to repurchase or redeem $55.1 million of our senior notes. Between October 31, 2006 and October 31, 2011, we increased our cash position (including marketable securities) by approximately $507.4 million and reduced debt by approximately $692.9 million.

Recent Development

In November 2011, we acquired substantially all of the assets of CamWest Development LLC. CamWest develops a variety of home types, including luxury single-family homes, condominiums, and townhomes throughout the Seattle, Washington metropolitan area, primarily in King and Snohomish Counties. For calendar year 2011, CamWest expected to deliver approximately 180 homes and produce revenues of approximately $90 million. The assets we acquired included approximately 1,245 home sites owned and 254 home sites controlled through land purchase agreements. The acquisition increased our selling community count by 15 communities.

Our Challenging Business Environment and Current Outlook

The ongoing downturn in the U.S. housing market, which began in the fourth quarter of our fiscal 2005, has been the longest and most severe since the Great Depression. The value of our net contracts signed in fiscal 2011 was $1.60 billion, a decline of 78% from the $7.15 billion of net contracts signed in fiscal 2005. The downturn, which we believe started with a decline in consumer confidence, an overall softening of demand for new homes and an oversupply of homes available for sale, has been exacerbated by, among other things, a decline in the overall economy, increased unemployment, the increased number of vacant homes, fear of job loss, a decline in home prices and the resulting reduction in home equity, the large number of homes that are vacant and homes that are or will be available due to foreclosures, the inability of some of our home buyers or some prospective buyers of their homes to sell their current home, and the direct and indirect impact of the turmoil in the mortgage loan market.

We continue to believe that many of our markets and housing in general have reached bottom; however, we expect that there may be more periods of volatility in the future. Our target customers generally have remained employed during this downturn. Many have deferred their home buying decisions, however, because of concerns over the direction of the economy and media headlines suggesting that home prices continue to decline. We continue to believe that, once the economy and consumer confidence improve and the unemployment rate declines, pent-up demand will be released and, gradually, more buyers will enter the market. We continue to believe that the key to a full recovery in our business depends on these factors as well as a sustained stabilization of financial markets and home prices.

We also believe that the medium and long-term futures for us and the homebuilding industry are bright. A 2011 Harvard University study projects that under both low- and high-growth scenarios, housing demand in the 2010-2020 period should exceed that of the previous three decades. In many markets, the pipeline of approved and improved home sites has dwindled as builders and developers have lacked both the capital and the economic benefit for bringing sites through approvals. Therefore, when demand picks up, builders and developers with approved land in well-located markets will be poised to benefit. We believe that this will be particularly true for us because our land portfolio is heavily weighted in the metro Washington, DC to metro Boston corridor where land is scarce, approvals are more difficult to obtain and overbuilding has been relatively less prevalent than in the Southeast and Western regions.

We continue to seek a balance between our short-term goal of selling homes in a tough market and our long-term goal of maximizing the value of our communities. We continue to believe that many of our communities are in desirable locations that are difficult to replace and in markets where approvals have been increasingly difficult to obtain. We believe that many of these communities have substantial embedded value that may be realized in the future and that this value should not necessarily be sacrificed in the current soft market.

Competitive Landscape

Based on our experience during prior downturns in the housing industry, we believe that attractive land acquisition opportunities arise in difficult times for those builders that have the financial strength to take advantage of them. In the current challenging environment, we believe our strong balance sheet, liquidity, access to capital, broad geographic presence, diversified product line, experienced personnel and national brand name all position us well for such opportunities now and in the future.

We continue to see reduced competition from the small and mid-sized private builders that had been our primary competitors in the luxury market. We believe that many of these builders are no longer in business and that access to capital by the surviving private builders is already severely constrained. We envision that there will be fewer and more selective lenders serving our industry when the market rebounds and that those lenders likely will gravitate to the homebuilding companies that offer them the greatest security, the strongest balance sheets and the broadest array of potential business opportunities. We believe that this reduced competition, combined with attractive long-term demographics, will reward those well-capitalized builders that can persevere through the current challenging environment.

As market conditions improve over time, we believe that geographic and product diversification, access to lower-cost capital and strong demographics will benefit those builders, like us who can control land and persevere through the increasingly difficult regulatory approval process. We believe that these factors favor the large publicly traded homebuilding companies with the capital and expertise to control home sites and gain market share. We also believe that over the past five years, many builders and land developers reduced the number of home sites that were taken through the approval process. The process continues to be difficult and lengthy, and the political pressure from no-growth proponents continues to increase, but we believe our expertise in taking land through the approval process and our already-approved land positions will allow us to grow in the years to come, as market conditions improve.

Land Acquisition and Development

Because of the length of time that it takes to obtain the necessary approvals on a property, complete the land improvements on it, and deliver a home after a home buyer signs an agreement of sale, we are subject to many risks. In certain cases, we attempt to reduce some of these risks by utilizing one or more of the following methods: controlling land for future development through options (also referred to herein as "land purchase contracts" or "option and purchase agreements"), thus allowing the necessary governmental approvals to be obtained before acquiring title to the land; generally commencing construction of a detached home only after executing an agreement of sale and receiving a substantial down payment from the buyer; and using subcontractors to perform home construction and land development work on a fixed-price basis. Our risk reduction strategy of generally not commencing the construction of a detached home until we have an agreement of sale with a buyer was effective prior to this current downturn in the housing market, but, due to the number of cancellations of agreements of sale that we had during fiscal 2007, 2008 and 2009, many of which were for homes on which we had commenced construction, the number of homes under construction in detached single-family communities for which we did not have an agreement of sale increased from our historical levels. With our contract cancellation rates returning to more normal levels in fiscal 2010 and 2011, and the sale of these units, we have reduced the number of unsold units to more historical levels. In addition, over the past several years, the number of our attached-home communities has grown, resulting in an increase in the number of unsold units under construction.

In response to the decline in market conditions over the past several years, we have re-evaluated and renegotiated or cancelled many of our land purchase contracts. In addition, we have sold, and may continue to sell, certain parcels of land that we have identified as non-strategic. As a result, we reduced our land position from a high of approximately 91,200 home sites at April 30, 2006, to approximately 37,500 home sites at October 31, 2011. We continue to position ourselves for the anticipated recovery through the opportunistic and, we believe, prudent purchase of land and the continued growth of our community count. Based on our belief that the housing market has bottomed, the increased attractiveness of land available for purchase and the revival of demand in certain areas, we have begun to increase our land positions. During fiscal 2011 and fiscal 2010, we acquired control of approximately 5,300 home sites (net of options terminated) and 5,600 home sites (net of options terminated), respectively. Of the 37,500 home sites controlled at October 31, 2011, we owned approximately 30,200. Of these 30,200 home sites, significant improvements were completed on approximately 11,693 of them. At October 31, 2011, we were selling from 215 communities, compared to 195 and 200 communities at October 31, 2010 and 2009, respectively. Our November 2011 acquisition of CamWest assets further increases the number of our home sites controlled and our selling community count.

We expect to be selling from 235 to 255 communities at October 31, 2012. In addition, at October 31, 2011, we had 45 communities that were temporarily closed due to market conditions, none of which we expect to reopen prior to October 31, 2012.

Availability of Customer Mortgage Financing

We maintain relationships with a widely diversified group of mortgage financial institutions, many of which are among the largest and, we believe, most reliable in the industry. We believe that regional and community banks continue to recognize the long-term value in creating relationships with high-quality, affluent customers such as our home buyers, and these banks continue to provide such customers with financing.

We believe that our home buyers generally are, and should continue to be, better able to secure mortgages due to their typically lower loan-to-value ratios and attractive credit profiles as compared to the average home buyer. Nevertheless, in recent years, tightened credit standards have shrunk the pool of potential home buyers and hindered accessibility of or eliminated certain loan products previously available to our home buyers. Our home buyers continue to face stricter mortgage underwriting guidelines, higher down payment requirements and narrower appraisal guidelines than in the past. In addition, some of our home buyers continue to find it more difficult to sell their existing homes as prospective buyers of their homes may face difficulties obtaining a mortgage. In addition, other potential buyers may have little or negative equity in their existing homes and may not be able to or willing to purchase a larger or more expensive home.

While the range of mortgage products available to a potential home buyer is not what it was in 2005–2007, we have seen improvements over the past year. Indications from industry participants, including commercial banks, mortgage banks, mortgage REITS and mortgage insurance companies are that availability, parameters and pricing of jumbo loans are all improving. We believe that improvement should not only enhance financing alternatives for existing jumbo buyers, but should help to offset the reduction in Fannie Mae/Freddie Mac-eligible loan amounts in some markets. Based on the mortgages provided by our mortgage subsidiary during fiscal 2011, we do not expect the change in the Fannie Mae/Freddie Mac-eligible loan amounts to have a significant impact on our business.

There has been significant media attention given to mortgage put-backs, a practice by which a buyer of a mortgage loan tries to recoup losses from the loan originator. We do not believe this is a material issue for our mortgage subsidiary. Of the approximately 13,900 loans sold by our mortgage subsidiary since November 1, 2004, only 30 have been the subject of either actual indemnification payments or take-backs or contingent liability loss provisions related thereto. We believe that this is due to (i) our typical home buyer's financial position and sophistication, (ii) on average, our home buyers who use mortgage financing to purchase a home pay approximately 30% of the purchase price in cash, (iii) our general practice of not originating certain loan types such as option adjustable rate mortgages and down payment assistance products, and our origination of very few sub-prime, high loan-to-value and no documentation loans and (iv) our elimination of "early payment default" provisions from each of our agreements with our mortgage investors several years ago.

The Dodd-Frank Wall Street Reform and Consumer Protection Act provides for a number of new requirements relating to residential mortgage lending practices, many of which are subject to further rule making. These include, among others, minimum standards for mortgages and related lender practices, the definitions and parameters of a Qualified Mortgage and a Qualified Residential Mortgage, future risk retention requirements, limitations on certain fees, prohibition of certain tying arrangements, and remedies for borrowers in foreclosure proceedings in the event that a lender violates fee limitations or minimum standards. The ultimate effect of such provisions on lending institutions, including our mortgage subsidiary, will depend on the rules that are ultimately promulgated.

Gibraltar

We continue to look for other distressed real estate opportunities through Gibraltar. Gibraltar continues to selectively review a steady flow of new opportunities, including FDIC and bank portfolios and other distressed real estate investments. In September 2011, Gibraltar acquired three portfolios of non-performing loans consisting of 38 loans with an unpaid principal balance of approximately $71.4 million. The portfolios include residential acquisition, development, and construction loans secured by properties at various stages of completion.

In March 2011, Gibraltar acquired a 60% participation in a portfolio of 83 non-performing loans with outstanding principal balances aggregating approximately $200 million. The portfolio consists primarily of residential acquisition, development and construction loans secured by properties at various stages of completion. Gibraltar oversees the day-to-day management of the portfolio in accordance with the business plans which are jointly approved by Gibraltar and the co-participant. In fiscal 2011, Gibraltar acquired an interest in four properties through foreclosure or obtaining deeds in lieu of foreclosure related to this loan portfolio. At October 31, 2011, Gibraltar's pro-rata share of the carrying value of these properties was $5.9 million.

In July 2010, Gibraltar invested in a joint venture in which it is a 20% participant with two unrelated parties to purchase a 40% interest in an entity that owned a $1.7 billion face value FDIC portfolio of former Amtrust Bank assets.

During the fiscal 2011, we recognized $6.9 million of income from the Gibraltar operations.

Contracts and Backlog

The aggregate value of gross sales contracts signed increased 8.7% in fiscal 2011, as compared to fiscal 2010, and decreased 3.4% in fiscal 2010, as compared to fiscal 2009. The value of gross sales contracts signed was $1.71 billion (2,965 homes) in fiscal 2011, $1.57 billion (2,789 homes) in fiscal 2010 and $1.63 billion (2,903 homes) in fiscal 2009. The increase in the aggregate value of gross contracts signed in the fiscal 2011, as compared to fiscal 2010, was the result of a 6.3% increase in the number of gross contracts signed, and a 2.3% increase in the average value of each contract signed. The increase in the number of gross contracts signed in fiscal 2011, as compared to fiscal 2010, was primarily due to the increase in the number of selling communities in fiscal 2011. The decrease in the aggregate value of gross contracts signed in fiscal 2010, as compared to fiscal 2009, was the result of a 3.9% decrease in the number of gross contracts signed, offset, in part, by a slight increase in the average value of each contract signed.

In fiscal 2011, 2010, 2009 and 2008, home buyers cancelled $102.8 million (181 homes), $98.3 million (184 homes), $321.2 million (453 homes) and $733.2 million (993 homes) of signed contracts, respectively. As a percentage of the number of gross contracts signed in fiscal 2011, 2010, 2009 and 2008, home buyers cancelled 6.1%, 6.6%, 15.6% and 25.3%, in those respective years, and 6.0%, 6.3%, 19.8% and 31.3% of the value of gross contracts signed in those respective years. Our contract cancellation rates in fiscal 2011 and 2010 have been comparable to the cancellation rates prior to fiscal 2006.

The aggregate value of net contracts signed increased 9.0% in fiscal 2011, as compared to fiscal 2010. The value of net contracts signed was $1.60 billion (2,784 homes) in fiscal 2011, $1.47 billion (2,605 homes) in fiscal 2010 and $1.30 billion (2,450 homes) in fiscal 2009. The increase in fiscal 2011, as compared to fiscal 2010, was the result of a 6.9% increase in the number of net contracts signed, and a 2.0% increase in the average value of each contract signed. The increase in the number of contracts signed in fiscal 2011 was primarily due to the increased number of communities that we had open for sale in fiscal 2011, as compared to fiscal 2010.

The aggregate value of net contracts signed increased 12.8% in fiscal 2010, as compared to fiscal 2009. The increase in fiscal 2010, as compared to fiscal 2009, was the result of a 6.3% increase in the number of net contracts signed and a 6.1% increase in the average value of each contract signed. The increase in the number of net contracts signed in fiscal 2010, as compared to fiscal 2009, was due to the significant decline in contract cancellations in fiscal 2010 as compared to fiscal 2009. The increase in the average value of net contracts signed in fiscal 2010, as compared to fiscal 2009, was due primarily to a 24.7% lower average value of the contracts cancelled in fiscal 2010, as compared to the average value of contracts cancelled in fiscal 2009, and lower sales incentives given to home buyers in fiscal 2010, as compared to fiscal 2009, offset, in part, by a shift in the number of contracts signed to less expensive products in fiscal 2010, as compared to fiscal 2009.

Backlog consists of homes under contract but not yet delivered to our home buyers. The value of our backlog at October 31, 2011, 2010 and 2009 was $981.1 million (1,667 homes), $852.1 million (1,494 homes) and $874.8 million (1,531 homes), respectively. The 15.1% and 11.6% increase in the value and number of homes of backlog at October 31, 2011 as compared the October 31, 2010, was due to the increase in the number and the average value of net contracts signed in fiscal 2011, as compared to fiscal 2010 and the decrease in the aggregate value and number of our deliveries in fiscal 2011, as compared to the aggregate value and number of deliveries in fiscal 2010, offset, in part, by the decrease in the value of our backlog at October 31, 2010, as compared to our backlog at October 31, 2009. The decreases in backlog at October 31, 2010, as compared to the backlog at October 31, 2009 and at October 31, 2009, as compared to October 31, 2008, were primarily attributable to the continued decline in the new home market in fiscal 2010 and 2009, and the decrease in the value and number of net contracts signed in fiscal 2010, as compared to fiscal 2009, as well as in fiscal 2009, as compared to fiscal 2008, offset, in part, by lower deliveries in both fiscal 2010 and 2009, as compared to the preceding fiscal years.

For more information regarding revenues, gross contracts signed, contract cancellations and net contracts signed by geographic segment, see "Geographic Segments" in this MD&A.

Critical Accounting Policies

We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventory

Inventory is stated at cost unless an impairment exists, in which case it is written down to fair value in accordance with U.S. generally accepted accounting principles ("GAAP"). In addition to direct land acquisition, land development and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during periods beginning with the commencement of development and ending with the completion of construction. For those communities that have been temporarily closed, no additional capitalized interest is allocated to the community's inventory until it re-opens, and other carrying costs are expensed as incurred. Once a parcel of land has been approved for development and we open the community, it can typically take four or more years to fully develop, sell and deliver all the homes. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. Our master planned communities, consisting of several smaller communities, may take up to ten years or more to complete. Because our inventory is considered a long-lived asset under GAAP, we are required to regularly review the carrying value of each of our communities and write down the value of those communities for which we believe the values have been impaired.

Current Communities

When the profitability of a current community deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of a community, we use various estimates such as: (a) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by us or by other builders; (b) the expected sales prices and sales incentives to be offered in a community; (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, home construction costs, interest costs and overhead costs; (d) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost or the number of homes that can be built in a particular community; and (e) alternative uses for the property, such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.

Future Communities

We evaluate all land held for future communities or future sections of current communities, whether owned or optioned, to determine whether or not we expect to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for current communities described above, as well as an evaluation of the regulatory environment in which the land is located and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain those approvals and the possible concessions that will be required to be given in order to obtain them. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built. Based upon this review, we decide (a) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (b) as to land we own, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. We then further determine whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to cost of revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to us at the time such estimates are made and our expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, we may be required to recognize additional impairment charges and write-offs related to current and future communities.

We provided for inventory impairment charges and the expensing of costs that we believed not to be recoverable in each of the three fiscal years ended October 31, 2011, 2010 and 2009 as shown in the table below (amounts in thousands).

	2011	2010	2009
Land controlled for future communities	$17,752	$ 6,069	$ 28,518
Land owned for future communities	17,000	55,700	169,488
Operating communities	17,085	53,489	267,405
	$51,837	$115,258	$465,411

The table below provides, for the periods indicated, the number of operating communities that we tested for potential impairment, the number of operating communities in which we recognized impairment charges, the amount of impairment charges recognized, and, as of the end of the period indicated, the fair value of those communities, net of impairment charges ($ amounts in millions).

		Impaired operating communities		
Three months ended:	Number of communities tested	Number of communities	Fair value of communities, net of impairment charges	Impairment charges
Fiscal 2011:				
January 31	143	6	$ 56,105	$ 5,475
April 30	142	9	$ 40,765	10,725
July 31	129	2	$ 867	175
October 31	114	3	$ 3,367	710
				$ 17,085
Fiscal 2010:				
January 31	260	14	$ 60,519	$ 22,750
April 30	161	7	$ 53,594	15,020
July 31	155	7	$ 21,457	6,600
October 31	144	12	$ 39,209	9,119
				$ 53,489
Fiscal 2009:				
January 31	289	41	$216,227	$108,300
April 30	288	36	$181,790	67,410
July 31	288	14	$ 67,713	46,822
October 31	254	21	$116,379	44,873
				$267,405

Variable Interest Entities
We have a significant number of land purchase contracts and several investments in unconsolidated entities which we evaluate in accordance with GAAP. We analyze our land purchase contracts and the unconsolidated entities in which we have an investment to determine whether the land sellers and unconsolidated entities are variable interest entities ("VIEs") and, if so, whether we are the primary beneficiary. If we are determined to be the primary beneficiary of the VIE, we must consolidate it. A VIE is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. In determining whether we are the primary beneficiary, we consider, among other things, whether we have the power to direct the activities of the VIE that most significantly impact the entity's economic performance, including, but not limited to, determining or limiting the scope or purpose of the VIE, selling or transferring property owned or controlled by the VIE, or arranging financing for the VIE. We also consider whether we have the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. At October 31, 2011, the Company had determined that 48 land purchase contracts, with an aggregate purchase price of $453.0 million, on which we had made aggregate deposits totaling $24.2 million, were VIEs, and that we were not the primary beneficiary of any VIE related to these land purchase contracts.

Income Taxes — Valuation Allowance

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with GAAP, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more likely than not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. We periodically assess the need for valuation allowances for deferred tax assets based on GAAP's "more-likely-than-not" realization threshold criteria. In our assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and magnitude of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, our experience with operating loss and tax credit carryforwards being used before expiration, and tax planning alternatives.

Our assessment of the need for a valuation allowance on our deferred tax assets includes assessing the likely future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect our actual tax results and our future business results may affect the amount of our deferred tax liabilities or the valuation of our deferred tax assets over time. Our accounting for deferred tax assets represents our best estimate of future events.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is possible that actual results could differ from the estimates used in our historical analyses. Our assumptions require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. If our results of operations are less than projected and there is insufficient objectively positive verifiable evidence to support the likely realization of our deferred tax assets, a valuation allowance would be required to reduce or eliminate our deferred tax assets.

Since the beginning of fiscal 2007, we recorded significant deferred tax assets. These deferred tax assets were generated primarily by inventory impairments and impairments of investments in and advances to unconsolidated entities. In accordance with GAAP, we assessed whether a valuation allowance should be established based on our determination of whether it is "more likely than not" that some portion or all of the deferred tax assets would not be realized. We believe that the continued downturn in the housing market, the uncertainty as to its length and magnitude, our continued recognition of impairment charges, and our cumulative operating loses in recent years are significant evidence of the need for a valuation allowance against our net deferred tax assets. We have recorded valuation allowances against all of our net deferred tax assets.

We are allowed to carry forward tax losses for 20 years and apply such tax losses to future taxable income to realize federal deferred tax assets. In addition, we will be able to reverse previously recognized valuation allowances during any future period in which we report book income before taxes. We will continue to review our deferred tax assets in accordance with GAAP.

On November 6, 2009, the Worker, Homeownership, and Business Assistance Act of 2009 (the "Act") was enacted into law. The Act amended Section 172 of the Internal Revenue Code to allow net operating losses realized in a tax year ending after December 31, 2007 and beginning before January 1, 2010 to be carried back for up to five years (such losses were previously limited to a two-year carryback). This change allowed us to carry back our fiscal 2010 taxable losses to prior years and receive a tax refund of $154.3 million which was received in the second quarter of fiscal 2011. We had recorded an expected refund of $141.6 million in our October 31, 2010 consolidated financial statements.

For state tax purposes, due to past losses and projected future losses in certain jurisdictions where we do not have carryback potential and/or cannot sufficiently forecast future taxable income, we recognized net cumulative valuation allowances against our state deferred tax assets of $74.0 million as of October 31, 2011 and $45.0 million as of October 31, 2010. Future valuation allowances in these jurisdictions may continue to be recognized if we believe we will not generate sufficient future taxable income to utilize future state deferred tax assets.

Revenue and Cost Recognition

The construction time of our homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. Closing normally occurs shortly after construction is substantially completed.

For our standard attached and detached homes, land, land development and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development and related costs of master planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

For high-rise/mid-rise projects, land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Forfeited customer deposits are recognized in other income in the period in which we determine that the customer will not complete the purchase of the home and we have the right to retain the deposit.

Sales Incentives

In order to promote sales of our homes, we grant our home buyers sales incentives from time-to-time. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as special or additional options, are generally reflected as a reduction in sales revenues. Incentives that we pay to an outside party, such as paying some or all of a home buyer's closing costs, are recorded as an additional cost of revenues. Incentives are recognized at the time the home is delivered to the home buyer and we receive the sales proceeds.

Off-Balance Sheet Arrangements

We have investments in and advances to various unconsolidated entities. At October 31, 2011, we had investments in and advances to these entities, net of impairment charges recognized, of $126.4 million, and were committed to invest or advance $11.8 million to these entities if they require additional funding.

The trends, uncertainties or other factors that have negatively impacted our business and the industry in general have also impacted the unconsolidated entities in which we have investments. We review each of our investments on a quarterly basis for indicators of impairment. A series of operating losses of an investee, the inability to recover our invested capital, or other factors may indicate that a loss in value of our investment in the unconsolidated entity has occurred. If a loss exists, we further review to determine if the loss is other than temporary, in which case, we write down the investment to its fair value. The evaluation of our investment in unconsolidated entities entails a detailed cash flow analysis using many estimates including but not limited to expected sales pace, expected sales prices, expected incentives, costs incurred and anticipated, sufficiency of financing and capital, competition, market conditions and anticipated cash receipts, in order to determine projected future distributions. Each of the unconsolidated entities evaluates its inventory in a similar manner as we do. See "Critical Accounting Policies — Inventory" in this MD&A for more detailed disclosure on our evaluation of inventory. If a valuation adjustment is recorded by an unconsolidated entity related to its assets, our proportionate share is reflected in (loss) income from unconsolidated entities with a corresponding decrease to our investment in unconsolidated entities. During fiscal 2011, based upon our evaluation of the fair value of our investments in unconsolidated entities, we determined, due to the continued deterioration of the market in which some of our joint ventures operate, that there was an other than temporary impairment of our investments in these joint ventures. Based on this determination, we recognized $40.9 million of impairment charges against the carrying value of our investments.

On October 27, 2011, a bankruptcy court issued an order confirming a plan of reorganization for South Edge, LLC ("South Edge"), a Nevada land development joint venture which was the subject of an involuntary bankruptcy petition filed in December, 2010. Pursuant to the plan of reorganization, South Edge settled litigation regarding a loan made by a syndicate of lenders to South Edge having a principal balance of $327.9 million, for which we had executed certain completion guarantees and conditional repayment guarantees. The confirmed plan of reorganization provided for a cash settlement to the lenders, the acquisition of land by us and the other members of South Edge which are parties to the agreement, and the resolution of all claims between members of the lending syndicate representing 99% of the outstanding amounts due under the loan, the bankruptcy trustee and the members of the South Edge which are parties to the agreement. We believe we have made adequate provision at October 31, 2011 for the settlement, including the accrual for our share of the cash payments required under the agreement, any remaining exposure to lenders which are not parties to the agreement and recording impairments to reflect the estimated fair value of land to be acquired. In November 2011, we made a payment of $57.6 million as our share of the settlement.

Our investments in these entities are accounted for using the equity method.

Results of Operations

The following table compares certain items in our statement of operations for fiscal 2011, 2010 and 2009 ($ amounts in millions):

	2011		2010		2009	
	$	%	$	%	$	%
Revenues	1,475.9		1,494.8		1,755.3	
Cost of revenues	1,260.8	85.4	1,376.6	92.1	1,951.3	111.2
Selling, general and administrative	261.4	17.7	263.2	17.6	313.2	17.8
Interest expense	1.5	0.1	22.8	1.5	7.9	0.5
	1,523.6	103.2	1,662.5	111.2	2,272.5	129.5
Loss from operations	(47.7)		(167.8)		(517.2)	
Other						
(Loss) income from unconsolidated entities	(1.2)		23.5		(7.5)	
Interest and other income	23.4		28.3		41.9	
Expenses related to early retirement of debt	(3.8)		(1.2)		(13.7)	
Loss before income taxes	(29.4)		(117.2)		(496.5)	
Income tax (benefit) provision	(69.2)		(113.8)		259.4	
Net income (loss)	39.8		(3.4)		(755.8)	

Note: Amounts may not add due to rounding.

Fiscal 2011 Compared to Fiscal 2010

Revenues and Cost of Revenues

Revenues for fiscal 2011 were lower than those for fiscal 2010 by approximately $18.9 million, or 1.3%. This decrease was primarily due to a decrease in the number of homes delivered. The decrease in the number of homes delivered in fiscal 2011, as compared to fiscal 2010, was primarily due to the lower number of homes in backlog at the beginning of fiscal 2011, as compared to the beginning of fiscal 2010.

Cost of revenues as a percentage of revenues was 85.4% in fiscal 2011, as compared to 92.1% in fiscal 2010. In fiscal 2011 and 2010, we recognized inventory impairment charges and write-offs of $51.8 million and $115.3 million, respectively. Cost of revenues as a percentage of revenues, excluding impairments, was 81.9% of revenues in fiscal 2011, as compared to 84.4% in fiscal

2010. The decrease in cost of revenues, excluding inventory impairment charges, as a percentage of revenue in fiscal 2011, as compared to fiscal 2010, was due primarily to lower costs, as a percentage of revenues, on the homes delivered in fiscal 2011 than those delivered in fiscal 2010. The lower percentage was primarily due to the delivery of fewer quick-delivery homes in fiscal 2011, as compared to fiscal 2010, as our supply of quick-delivery homes has dwindled, the reduction in costs realized from our new centralized purchasing initiatives, and reduced costs realized in fiscal 2011 because fewer homes were delivered from certain higher cost communities, as compared to fiscal 2010, as these communities delivered their final homes. Generally, the cost, as a percentage of revenues, of a quick-delivery home is higher than our standard contract and build homes ("to be built homes"). The reduction in costs was offset, in part, by higher interest costs in fiscal 2011, as compared to fiscal 2010. In fiscal 2011 and 2010, interest cost as a percentage of revenues was 5.3% and 5.1%, respectively. The higher interest cost as a percentage of revenue was due to inventory generally being held for a longer period of time and, over the past several years, fewer qualifying assets to which interest can be allocated which resulted in higher amounts of capitalized interest allocated to qualifying inventory.

Selling, General and Administrative Expenses ("SG&A")

SG&A decreased by $1.9 million in fiscal 2011, as compared to fiscal 2010. As a percentage of revenues, SG&A was 17.7% in fiscal 2011, as compared to 17.6% in fiscal 2010. The increase in SG&A, as a percentage of revenues, was due primarily to increased compensation costs and increased sales and marketing costs, offset, in part, by an insurance claim recovery and the reversal of previously accrued costs due to changes in estimates. The increased compensation and sales and marketing costs were due primarily to the increased number of communities we had open in fiscal 2011, as compared to fiscal 2010.

Interest Expense

Interest incurred on average homebuilding indebtedness in excess of average qualified inventory is charged directly to the statement of operations in the period incurred. Interest expensed directly to the statement of operations in fiscal 2011 and fiscal 2010 was $1.5 million and $22.8 million, respectively. The decrease in the amount of interest expensed directly was due to a higher amount of qualified inventory and a lower amount of debt in fiscal 2011, as compared to fiscal 2010. Due to the increase in qualified inventory and the decrease of our indebtedness in the last six months of fiscal 2011, we did not have any directly expensed interest in that period.

(Loss) Income from Unconsolidated Entities

We are a participant in several joint ventures. We recognize our proportionate share of the earnings and losses from these entities. The trends, uncertainties or other factors that have negatively impacted our business and the industry in general and which are discussed in the "Overview" section of this MD&A have also impacted the unconsolidated entities in which we have investments. Most of our joint ventures are land development projects or high-rise/mid-rise construction projects and do not generate revenues and earnings for a number of years during the development of the property. Once development is complete, the joint ventures will generally, over a relatively short period of time, generate revenues and earnings until all the assets of the entity are sold. Because there is not a steady flow of revenues and earnings from these entities, the earnings recognized from these entities will vary significantly from year to year.

In fiscal 2011, we recognized $1.2 million of losses from unconsolidated entities, as compared to $23.5 million of income in fiscal 2010. The loss in fiscal 2011 included $40.9 million of impairment charges that we recognized on our investments in unconsolidated entities. No impairment charges were recognized in fiscal 2010. See "Off-Balance Sheet Arrangements" in this MD&A for information related to these impairment charges. The income from unconsolidated entities in fiscal 2011, excluding the impairment charges recognized, was $39.7 million in fiscal 2011, as compared to $23.5 million in fiscal 2010. The increase was due principally to higher income generated in fiscal 2011 from two of our high-rise construction ventures which had significantly more deliveries in fiscal 2011, as compared to fiscal 2010, income generated from our structured asset joint venture and distributions in fiscal 2011 from ventures in excess of our cost basis in the ventures of $7.3 million, offset, in part, by the reversal in fiscal 2010 of $11.0 million of accrued costs related to litigation against us and an unconsolidated entity in which we had an investment, due to settlement of the litigation for an amount that was less than we had previously estimated.

Interest and Other Income

For fiscal 2011 and 2010, interest and other income was $23.4 million and $28.3 million, respectively. The decrease in interest and other income in fiscal 2011 was primarily due to a decline of $9.1 million of retained customer deposits in fiscal 2011, as compared to fiscal 2010, offset, in part, by increased management fee income, an increase in interest income and a profit participation received in fiscal 2011 from a fiscal 2009 sale of a non-core asset, as compared to fiscal 2010.

Expenses Related to Early Retirement of Debt

In fiscal 2011, we purchased $55.1 million of our senior notes in the open market at various prices and expensed $3.8 million related to the premium paid on, and other debt redemption costs of, our senior notes.

In fiscal 2010, we purchased $45.5 million of our senior notes in open market purchases at various prices and expensed $1.2 million related to the premium paid and other debt redemption costs of our senior notes and the write-off of the unamortized costs related to our revolving credit facility that was terminated in October 2010.

Loss Before Income Taxes

For fiscal 2011, we reported a loss before income tax benefit of $29.4 million, as compared to a loss before income tax benefit of $117.2 million in fiscal 2010.

Income Tax Benefit

We recognized a $69.2 million tax benefit in fiscal 2011. Based upon the federal statutory rate of 35%, our tax benefit would have been $10.3 million. The difference between the tax benefit recognized and the tax benefit based on the federal statutory rate was due primarily to the reversal of $52.3 million of previously accrued taxes on uncertain tax positions that were resolved during fiscal 2011, a reversal of prior valuation allowances of $25.7 million that were no longer needed, an increase of deferred tax assets, net, of $25.9 million and a tax benefit for state income taxes, net of federal benefit of $1.0 million, offset, in part, by $43.9 million of net new deferred tax valuation allowance and $3.1 million of accrued interest and penalties.

We recognized a $113.8 million tax benefit in fiscal 2010. Based upon the federal statutory rate of 35%, our tax benefit would have been $41.0 million. The difference between the tax benefit recognized and the tax benefit based on the federal statutory rate was due primarily to the reversal of prior tax provisions of $39.5 million due to the expiration of statutes and settlements, a reversal of prior valuation allowances of $128.6 million that were no longer needed, and a tax benefit for state income taxes, net of federal benefit of $3.8 million offset, in part, by an increase in unrecognized tax benefit of $35.6 million, and a net new deferred tax valuation allowance of $55.5 million and $9.3 million of accrued interest and penalties.

The large reversal of valuation allowances previously recognized in fiscal 2010 was due to our expected recovery of certain deferred tax assets through our ability to carryback fiscal 2010 tax losses to prior years and receive a refund of the applicable federal taxes. The recovery of deferred tax assets principally related to inventory impairments and impairments of investments in and advances to unconsolidated entities recognized for income tax purposes in fiscal 2010 that were recognized for book purposes in prior years. See "— Critical Accounting Policies — Income Taxes — Valuation Allowance," above, for information regarding the valuation allowances against our net deferred tax assets.

Fiscal 2010 Compared to Fiscal 2009

Results of Operations

In fiscal 2010, we recognized $1.49 billion of revenues and a net loss of $3.4 million, as compared to $1.76 billion of revenues and a net loss of $755.8 million in fiscal 2009. In fiscal 2010 and fiscal 2009, we recognized $115.3 million and $465.4 million of inventory impairments and write-offs, respectively. In fiscal 2010, we recognized an income tax benefit of $113.8 million, as compared to an income tax provision of $259.4 million in fiscal 2009. In addition, we recognized $11.3 million of joint venture impairment charges and write-offs in fiscal 2009.

Revenues and Cost of Revenues

Revenues in fiscal 2010 were lower than those in fiscal 2009 by approximately $260.5 million, or 14.8%. This decrease was attributable to a 10.9% decrease in the number of homes delivered and a 4.4% decrease in the average price of the homes delivered. The decrease in the number of homes delivered in fiscal 2010 was primarily due to a 25.2% decline in the number of homes in backlog at October 31, 2009, as compared to October 31, 2008, offset, in part, by a 6.3% increase in the number of net contracts signed in fiscal 2010, as compared to fiscal 2009. The 4.4% decrease in the average price of the homes delivered in fiscal 2010, as compared to fiscal 2009, was due to a shift in product mix to lower priced product, offset, in part, by a decrease in sales incentives, as a percentage of the homes' gross sales price, given on homes closed in fiscal 2010, as compared to fiscal 2009. Average sales incentives given on homes delivered in fiscal 2010 amounted to approximately $82,600 per home or 12.7% of the gross price of the home delivered, as compared to approximately $93,200 per home or 13.6% of the gross price of the home delivered in fiscal 2009. The decrease in per home sales incentives in fiscal 2010, as compared to fiscal 2009, was primarily due to lower sales incentives provided on contracts in backlog at October 31, 2009, as compared to value of sales incentives on contracts in backlog at October 31, 2008, and the decrease in sales incentives given on contracts signed in fiscal 2010 that were delivered in fiscal 2010, as compared to contracts signed in fiscal 2009 and delivered in fiscal 2009.

Cost of revenues as a percentage of revenues was 92.1% in fiscal 2010, as compared to 111.2% in fiscal 2009. In fiscal 2010 and 2009, we recognized inventory impairment charges and write-offs of $115.3 million and $465.4 million, respectively. Interest cost as a percentage of revenues was 5.1% in fiscal 2010, as compared to 4.5% in fiscal 2009. The higher interest cost as a percentage of revenue was due to inventory generally being held for a longer period of time, fewer qualifying assets to which interest can be allocated which resulted in higher amounts of capitalized interest allocated to qualifying inventory, and lower average prices of homes delivered. Cost of revenues as a percentage of revenues, excluding impairments and interest, was 79.7% of revenues in fiscal 2010, as compared to 80.2% in fiscal 2009. This decline was primarily due to lower incentives given on homes delivered and lower overhead and closing costs, offset, in part, by higher cost of land, land improvement and house construction costs.

Selling, General and Administrative Expenses ("SG&A")

SG&A expense decreased by $50.0 million, or 16.0%, in fiscal 2010, as compared to fiscal 2009. As a percentage of revenues, SG&A was 17.6% in fiscal 2010, as compared to 17.8% in fiscal 2009. The reduction in SG&A expense in fiscal 2010, as compared to fiscal 2009, was due primarily to lower compensation and related costs, reduced advertising, promotion and model operating costs, reduced insurance costs and a decrease in the write-off of deferred marketing costs related to closed communities.

Interest Expense

Interest incurred on average homebuilding indebtedness in excess of average qualified inventory is charged directly to the statement of operations in the period incurred. Interest expensed directly to the statement of operations in fiscal 2010 was $22.8 million, as compared to $7.9 million in fiscal 2009 due to the lower amounts of qualified inventory.

Income (Loss) from Unconsolidated Entities

In fiscal 2010, we recognized $23.5 million of income from unconsolidated entities, as compared to a $7.5 million loss in fiscal 2009. The loss in fiscal 2009 included $11.3 million of impairment charges that we recognized on two of our investments in unconsolidated entities. In the fourth quarter of fiscal 2010, we reversed $11.0 million of accrued costs related to litigation against us and an unconsolidated entity in which we had an investment, due to settlement of the litigation for an amount that was less than we had previously estimated.

Interest and Other Income

Interest and other income were $28.3 million in fiscal 2010 and $41.9 million in fiscal 2009. The decrease in interest and other income in fiscal 2010, as compared to fiscal 2009, was primarily due to declines in fiscal 2010, as compared to fiscal 2009, of $10.6 million of retained customer deposits and $3.4 million in interest income.

Expenses Related to Early Retirement of Debt

In fiscal 2010, we purchased $45.5 million of our senior notes in open market purchases at various prices and expensed $1.2 million related to the premium paid and other debt redemption costs of our senior notes and the write-off of the unamortized costs related to our revolving credit facility that was terminated in October 2010.

In fiscal 2009, we redeemed $295.1 million principal amount of senior subordinated notes, conducted a tender offer for $200.0 million principal amount of senior notes and incurred $13.7 million of expenses related to the redemption and the tender offer, representing the call premium, the write-off of unamortized debt issuance costs and costs incurred to complete the tender offer.

Loss Before Income Tax (Benefit) Provision

In fiscal 2010 and 2009, we reported a loss before income tax (benefit) provision of $117.2 million and $496.5 million, respectively.

Income Tax (Benefit) Provision

In fiscal 2010 and 2009, we recognized an income tax benefit of $113.8 million and an income tax provision of $259.4 million, respectively. Excluding the valuation allowances recognized against our federal and state deferred tax assets in fiscal 2010 and 2009 and recoveries of previously recognized valuation allowances, we recognized a tax benefit in fiscal 2010 and 2009 of $40.7 million and $198.9 million, respectively.

In fiscal 2010 and 2009, we recognized $55.4 million and $458.3 million of valuation allowance, respectively. In addition, in fiscal 2010, we reversed $128.6 million of valuation allowances previously recognized. The decline in the valuation allowances recognized in fiscal 2010, as compared to fiscal 2009, was due primarily to the decline in the amount of inventory impairments and impairments of investments in and advances to unconsolidated entities recognized in fiscal 2010, as compared to fiscal 2009. The reversal of valuation allowances previously recognized in fiscal 2010 is due to our expected recovery of certain deferred tax assets through our ability to carryback fiscal 2010 tax losses to prior years and receive a refund of the applicable federal taxes. The recovery of deferred tax assets principally related to inventory impairments and impairments of investments in and advances to unconsolidated entities recognized for income tax purposes in fiscal 2010 that were recognized for book purposes in prior years. See "— Critical Accounting Policies — Income Taxes — Valuation Allowance," above, for information regarding the valuation allowances against our net deferred tax assets.

Excluding valuation adjustments, the difference in the effective tax rate for fiscal 2010, as compared to fiscal 2009, was primarily due to: (a) the reversal in fiscal 2010 of $39.5 million of accruals against potential tax assessments, which were no longer needed due to our settlement of various federal and state audits and the expiration of the applicable statute of limitations for federal and state tax purposes, as compared to $77.3 million in fiscal 2009; (b) the recording of $35.6 million of unrecognized tax benefits in fiscal 2010, as compared to $39.5 million in fiscal 2009; (c) the recognition of $9.3 million of interest and penalties in fiscal 2010, as compared to $6.8 million of interest and penalties recognized in fiscal 2009; (d) the recognition of a $3.8 million state tax benefit, before valuation allowance, in fiscal 2010, as compared to a $14.5 million state tax benefit, before valuation allowance, recognized in fiscal 2009; and (e) the loss of tax credits recognized in years prior to fiscal 2009 that were lost due to the elimination of taxable income in those years as a result of the carryback of fiscal 2009 tax losses. The increase in the interest and penalties recognized is due to the increase in number of tax years open to assessment and potential additional taxes due. The decline in the state tax benefit is due primarily to the decline in the reported loss in fiscal 2010, as compared to fiscal 2009.

Capital Resources and Liquidity

Funding for our business has been and continues to be provided principally by cash flow from operating activities before inventory additions, unsecured bank borrowings and the public debt and equity markets. Prior to fiscal 2008, we used our cash flow from operating activities before inventory additions, bank borrowings and the proceeds of public debt and equity offerings to acquire additional land for new communities, fund additional expenditures for land development, fund construction costs needed to meet the requirements of our backlog, invest in unconsolidated entities, purchase our stock and repay debt. Between October 31, 2006 and October 31, 2011, we increased our cash position (including marketable securities) by approximately $507.4 million and reduced debt by approximately $692.9 million.

At October 31, 2011, we had $1.14 billion of cash and cash equivalents and marketable securities on hand and approximately $784.7 million available under our $885 million revolving credit facility which extends to October 2014. In fiscal 2011, cash flow provided by operating activities was $52.9 million. Cash provided by operating activities during fiscal 2011 was primarily from our earnings before inventory and joint venture impairments, and depreciation and amortization, the receipt of a $154.3 million federal income tax refund and a decrease in restricted cash, offset, in part, by an increase in inventory. We used $74.5 million of cash in our investing activities in fiscal 2011, primarily for investments made in non-performing loan portfolios and marketable securities and the purchase of property, construction and office equipment, offset, in part, by the return of investments from unconsolidated entities and from our non-performing loan portfolios. We also used $111.1 million of cash in financing activities in fiscal 2011, principally for the $58.8 million redemption of senior notes, the net repayment of $31.4 million of loans payable and the purchase of $49.1 million of treasury stock, offset, in part by proceeds received from our stock-based benefit plans. During November and December of 2011, we used $143.7 million of our available cash for the acquisition of the CamWest assets, $57.6 million to fund the litigation settlement related to South Edge and $70.5 million to fund a new joint venture project in New York City.

At October 31, 2010, we had $1.24 billion of cash and cash equivalents and marketable securities on hand, a decrease of $672.0 million compared to October 31, 2009. In fiscal 2010, cash flow used in operating activities was $146.3 million. Cash used in operating activities during fiscal 2010 was primarily used to acquire inventory, collateralize approximately $54.4 million of letters of credit and fund an increase in mortgage loan originations in excess of mortgage loan sales, offset, in part, by cash flow generated from our earnings before inventory impairments, depreciation and amortization. We used $151.4 million of cash in our investing activities in fiscal 2010, primarily for investments in marketable securities and for investments made in our unconsolidated entities. We also used $471.0 million of cash in financing activities in fiscal 2010, principally for the repayment of our $331.7 million bank term loan, $94.0 million for the redemption of senior and senior subordinated notes, and repayment of $103.2 million of other loans payable, offset, in part, by $45.4 million of net borrowings on our mortgage company warehouse loan, $7.6 million of proceeds from stock-based benefit plans and $5.0 million of tax benefits from stock-based compensation.

In fiscal 2009, our cash and cash equivalents and marketable securities increased by $275.4 million. In fiscal 2009, cash flow provided by operating activities was $283.2 million. Cash provided by operating activities was primarily generated by a reduction in inventory and the receipt of income tax refunds on previously paid taxes, offset, in part, by the payment of accounts payable and accrued liabilities and income tax payments made for the settlement of previously accrued tax audits. The decreases in inventory, accounts payable and accrued liabilities were primarily due to the decline in our business as previously discussed. We used $132.2 million of cash in our investing activities in fiscal 2009, primarily for investments in marketable securities and for investments in our unconsolidated entities. We also generated a net of $23.2 million of cash from financing activities in fiscal 2009, principally from the issuance of an aggregate of $650.0 million principal amount of senior notes in the public debt markets (net proceeds amounted to $635.8 million), $637.0 million of other borrowings (primarily from our mortgage company warehouse loan), and issuance of securities under our stock-based benefit plans and the tax benefits of stock-based compensation, offset, in part, by the redemption of, and tender for, an aggregate of $495.1 million principal amount of senior and senior subordinated notes, $12.0 million of expenses related to such redemption and tender offer, and the repayment of $785.9 million of other borrowings, of which $624.2 million was on our mortgage company warehouse loan.

In general, our cash flow from operating activities assumes that, as each home is delivered, we will purchase a home site to replace it. Because we own several years' supply of home sites, we do not need to buy home sites immediately to replace those which we deliver. In addition, we generally do not begin construction of our single-family detached homes until we have a signed contract with the home buyer, although in the past several years, due to the high cancellation rate of customer contracts and the increase in the number of attached-home communities from which we were operating (all of the units of which are generally not sold prior to the commencement of construction), the number of speculative homes in our inventory increased significantly. Should our business remain at its current level or further decline, we believe that our inventory levels would continue to decrease as we complete and deliver the homes under construction but do not commence construction of as many new homes, as we complete the improvements on the land we already own and as we sell and deliver the speculative homes that are currently in inventory, resulting in additional cash flow from operations. In addition, we might continue to delay or curtail our acquisition of additional land, as we have since the second half of fiscal 2006, which would further reduce our inventory levels and cash needs. At October 31, 2011, we owned or controlled through options 37,497 home sites, as compared to 34,852 at October 31, 2010, 31,917 at October 31, 2009 and 91,200 at April 30, 2006, the high point of our home sites owned and controlled. Of the 37,497 home sites owned or controlled through options at October 31, 2011, we owned 30,199; of our owned home sites, significant improvements were completed on approximately 11,693 of them.

At October 31, 2011, the aggregate purchase price of land parcels under option and purchase agreements was approximately $564.4 million (including $12.5 million of land to be acquired from joint ventures in which we have invested). Of the $564.4 million of land purchase commitments, we had paid or deposited $38.0 million and, if we acquire all of these land parcels, we will be required to pay an additional $526.4 million. The purchases of these land parcels are scheduled over the next several years. We have additional land parcels under option that have been excluded from the aforementioned aggregate purchase amounts since we do not believe that we will complete the purchase of these land parcels and no additional funds will be required from us to terminate these contracts.

During the past several years, we have had a significant amount of cash invested in either short-term cash equivalents or short-term interest-bearing marketable securities. In addition, we have made a number of investments in unconsolidated entities related to the acquisition and development of land for future home sites or in entities that are constructing or converting apartment buildings into luxury condominiums. Our investment activities related to marketable securities and to investments in and distributions of investments from unconsolidated entities are contained in the "Consolidated Statements of Cash Flows" under "Cash flow used in investing activities."

In October 2010, we entered into an $885 million revolving credit facility with 12 banks, which extends to October 2014. The facility replaced a $1.89 billion credit facility consisting of a $1.56 billion unsecured revolving credit facility and a $331.7 million term loan facility with 30 banks, which extended to March 17, 2011. Prior to the closing of the new credit facility, we repaid the term loan under the old credit facility from cash on hand. At October 31, 2011, we had no outstanding borrowings under the new credit facility but had outstanding letters of credit of approximately $100.3 million. At October 31, 2011, interest would have been payable on borrowings under our credit facility at 2.75% (subject to adjustment based upon our debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by us from time to time. We are obligated to pay an undrawn commitment fee of 0.50% (subject to adjustment based upon our debt rating and leverage ratios) based on the average daily unused amount of the credit facility. Under the terms of the credit facility, we are not permitted to allow our maximum leverage ratio (as defined in the credit agreement) to exceed 1.75 to 1.00, and we are required to maintain a minimum tangible net worth (as defined in the credit agreement) of approximately $1.87 billion at October 31, 2011. At October 31, 2011, our leverage ratio was approximately 0.18 to 1.00, and our tangible net worth was approximately $2.55 billion. Based upon the minimum tangible net worth requirement, our ability to pay dividends and repurchase our common stock was limited to an aggregate amount of approximately $680 million at October 31, 2011. In addition, at October 31, 2011, we had $13.2 million of letters of credit outstanding with three banks which were not part of our new credit facility; these letters of credit were collateralized by $13.5 million of cash deposits.

We believe that we will be able to continue to fund our current operations and meet our contractual obligations through a combination of existing cash resources and our existing sources of credit. Due to the deterioration of the credit markets and the uncertainties that exist in the economy and for home builders in general, we cannot be certain that we will be able to replace existing financing or find sources of additional financing in the future.

Contractual Obligations

The following table summarizes our estimated contractual payment obligations at October 31, 2011 (amounts in millions):

	2012	2013–2014	2015–2016	Thereafter	Total
Senior notes (a)	$ 99.3	$ 711.3	$ 413.4	$ 734.8	$ 1,958.8
Loans payable (a)	39.0	26.2	9.4	68.8	143.4
Mortgage company warehouse loan (a)	58.4				58.4
Operating lease obligations	10.4	15.5	9.8	9.0	44.7
Purchase obligations (b)	499.5	200.8	46.8	28.8	775.9
Retirement plans (c)	3.0	13.0	14.6	43.8	74.4
Other	0.6	1.0	0.7		2.3
	$ 710.2	$ 967.8	$494.7	$885.2	$ 3,057.9

(a) Amounts include estimated annual interest payments until maturity of the debt. Of the amounts indicated, $1.49 billion of the senior notes, $106.6 million of loans payable and $57.4 million of the mortgage company warehouse loan were recorded on the October 31, 2011 Consolidated Balance Sheet.

(b) Amounts represent our expected acquisition of land under options or purchase agreements and the estimated remaining amount of the contractual obligation for land development agreements secured by letters of credit and surety bonds. Amounts do not include the $143.7 million payment to acquire substantially all of the assets of CamWest and the $57.6 million payment to settle the South Edge litigation.

(c) Amounts represent our obligations under our deferred compensation and supplemental executive retirement plans and our 401(k) salary deferral savings plans. Of the total amount indicated, $49.8 million was recorded on the October 31, 2011 Consolidated Balance Sheet.

Inflation

The long-term impact of inflation on us is manifested in increased costs for land, land development, construction and overhead. We generally contract for land significantly before development and sales efforts begin. Accordingly, to the extent land acquisition costs are fixed, increases or decreases in the sales prices of homes will affect our profits. Prior to the current downturn in the economy and the decline in demand for homes, the sales prices of our homes generally increased. Because the sales price of each of our homes is fixed at the time a buyer enters into a contract to purchase a home and because we generally contract to sell our homes before we begin construction, any inflation of costs in excess of those anticipated may result in lower gross margins. We generally attempt to minimize that effect by entering into fixed-price contracts with our subcontractors and material suppliers for specified periods of time, which generally do not exceed one year. The slowdown in the homebuilding industry over the past several years and the decline in the sales prices of our homes, without a corresponding reduction in the costs, have had an adverse impact on our profitability.

In general, housing demand is adversely affected by increases in interest rates and housing costs. Interest rates, the length of time that land remains in inventory and the proportion of inventory that is financed affect our interest costs. If we are unable to raise sales prices enough to compensate for higher costs, or if mortgage interest rates increase significantly, affecting prospective buyers' ability to adequately finance home purchases, our revenues, gross margins and net income would be adversely affected. Increases in sales prices, whether the result of inflation or demand, may affect the ability of prospective buyers to afford new homes.

Geographic Segments

We operate in four geographic segments around the United States: the North, consisting of Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York; the Mid-Atlantic, consisting of Delaware, Maryland, Pennsylvania and Virginia; the South, consisting of Florida, North Carolina, South Carolina and Texas; and the West, consisting of Arizona, California, Colorado and Nevada. In fiscal 2010, we discontinued the sale of homes in West Virginia and Georgia. The operations of West Virginia and Georgia were immaterial to the Mid-Atlantic and South geographic segments, respectively.

The following tables summarize information related to revenues, gross contracts signed, contract cancellations, net contracts signed, total revenues and (loss) income before income taxes by geographic segment for fiscal years 2011, 2010 and 2009, and information related to backlog at October 31, 2011, 2010 and 2009, and assets by geographic segment at October 31, 2011 and 2010. (Note: Amounts in tables may not add due to rounding)

Units Delivered and Revenues:

	2011	2010	2009	2011	2010	2009
	Units	Units	Units	(In millions)	(In millions)	(In millions)
North	718	774	983	$ 381.6	$ 407.7	$ 585.3
Mid-Atlantic	887	876	862	499.7	488.4	492.7
South	522	498	544	285.0	264.3	288.2
West	484	494	576	309.6	334.4	389.1
	2,611	2,642	2,965	$1,475.9	$1,494.8	$1,755.3

Gross Contracts Signed:

	2011	2010	2009	2011	2010	2009
	Units	Units	Units	(In millions)	(In millions)	(In millions)
North	817	813	847	$ 466.6	$ 418.6	$ 442.8
Mid-Atlantic	936	902	899	524.1	502.5	498.7
South	713	551	559	416.6	297.1	281.6
West	499	523	598	300.3	352.1	402.8
	2,965	2,789	2,903	$1,707.6	$1,570.3	$1,625.9

Contracts Cancelled:

	2011	2010	2009	2011	2010	2009
	Units	Units	Units	(In millions)	(In millions)	(In millions)
North	67	68	184	$ 37.0	$ 35.2	$ 136.4
Mid-Atlantic	37	44	102	19.8	23.4	74.7
South	45	39	87	28.1	21.1	50.5
West	32	33	80	17.9	18.6	59.6
	181	184	453	$ 102.8	$ 98.3	$ 321.2

Net Contracts Signed:

	2011	2010	2009	2011	2010	2009
	Units	Units	Units	(In millions)	(In millions)	(In millions)
North	750	745	663	$ 429.6	$ 383.4	$ 306.4
Mid-Atlantic	899	858	797	504.3	479.1	424.0
South	668	512	472	388.5	276.0	231.1
West	467	490	518	282.4	333.5	343.2
	2,784	2,605	2,450	$1,604.8	$1,472.0	$1,304.7

Contract Cancellation Rates:
(as a percentage of gross contracts signed, based on units and dollars)

	2011	2010	2009	2011	2010	2009
	Units	Units	Units	$	$	$
North	8.2%	8.4%	21.7%	7.9%	8.4%	30.8%
Mid-Atlantic	4.0%	4.9%	11.3%	3.8%	4.7%	15.0%
South	6.3%	7.1%	15.6%	6.8%	7.1%	17.9%
West	6.4%	6.3%	13.4%	6.0%	5.3%	14.8%
Total	6.1%	6.6%	15.6%	6.0%	6.3%	19.8%

Backlog at October 31:

	2011	2010	2009	2011	2010	2009
	Units	Units	Units	(In millions)	(In millions)	(In millions)
North	553	521	550	$ 307.4	$ 259.3	$ 283.6
Mid-Atlantic	487	475	493	288.9	284.4	293.6
South	442	296	282	263.2	159.7	148.0
West	185	202	206	121.6	148.7	149.6
	1,667	1,494	1,531	$ 981.1	$ 852.1	$ 874.8

Revenues and (Loss) Income Before Taxes:
The following table summarizes by geographic segment total revenues and (loss) income before income taxes for each of the years ended October 31, 2011, 2010 and 2009 ($ amounts in millions):

	Revenues			(Loss) income before income taxes		
	2011	2010	2009	2011	2010	2009
North	$ 381.6	$ 407.7	$ 585.3	$ 42.5	$ (2.3)	$(103.3)
Mid-Atlantic	499.7	488.4	492.7	57.6	33.9	(25.0)
South	285.0	264.3	288.2	(25.9)	(35.2)	(49.4)
West	309.6	334.4	389.1	(27.1)	(11.9)	(209.0)
Corporate and other (a)				(76.5)	(101.7)	(109.8)
Total	$1,475.9	$1,494.8	$1,755.3	$(29.4)	$(117.2)	$(496.5)

Corporate and other is comprised principally of general corporate expenses such as the offices of the Executive Chairman, Chief Executive Officer and President, and the corporate finance, accounting, audit, tax, human resources, risk management, marketing and legal groups, directly expensed interest, offset in part by interest income, income from our ancillary businesses and income from a number of our unconsolidated entities.

Total Assets:
Total assets for each of the Company's geographic segments at October 31, 2011 and 2010 are shown in the table below ($ amounts in millions).

	2011	2010
North	$1,060.2	$ 961.3
Mid-Atlantic	1,235.9	1,161.5
South	760.1	693.8
West	650.8	712.4
Corporate and other	1,348.2	1,642.6
Total	$5,055.2	$5,171.6

Corporate and other is comprised principally of cash and cash equivalents, marketable securities, income tax refund recoverable and the assets of the Company's manufacturing facilities and mortgage subsidiary.

Fiscal 2011 Compared to Fiscal 2010

North

Revenues in fiscal 2011 were lower than those for fiscal 2010 by $26.1 million, or 6.4%. The decrease in revenues was primarily attributable to a 7.2% decrease in the number of homes delivered. The decrease in the number of homes delivered in the fiscal 2011 period, as compared to the fiscal 2010 period, was primarily due to a lower backlog at October 31, 2010, as compared to October 31, 2009 and a reduction in the number of units closed at several of our high-rise communities where unit availability has dwindled.

The value of net contracts signed in fiscal 2011 was $429.6 million, a 12.1% increase from the $383.4 million of net contracts signed during fiscal 2010. This increase was primarily due to an 11.3% increase in the average value of each net contract. The increase in the average sales price of net contracts signed in fiscal 2011, as compared to fiscal 2010, was primarily attributable to a shift in the number of contracts signed to more expensive areas and/or products in fiscal 2011, as compared fiscal 2010.

For the year ended October 31, 2011, we reported income before income taxes of $42.5 million, as compared to a $2.3 million loss for fiscal 2010. The increase in income in fiscal 2011 was primarily attributable to a decrease in impairment charges in fiscal 2011 of $25.6 million, as compared to fiscal 2010, an increase in income from unconsolidated entities of $19.5 million in fiscal 2011, as compared to fiscal 2010, and lower costs on homes delivered in fiscal 2011 than those delivered in fiscal 2010, offset, in part, by higher SG&A expenses and a decline in retained customer deposits in fiscal 2011, as compared to fiscal 2010. In fiscal 2011 and 2010, we recognized inventory impairment charges of $3.8 million and $29.4 million, respectively. The increase in income from unconsolidated entities in fiscal 2011 was due principally to income generated from two of our high-rise construction joint ventures which commenced delivery of units in the second and third quarters of fiscal 2010 and the recovery of an investment in an unconsolidated entity that we had previously impaired.

Mid-Atlantic

Revenues in fiscal 2011 were higher than those of fiscal 2010 by $11.3 million, or 2.3%. This increase was attributable to a 1.3% increase in the number of homes delivered and a 1.1% increase in the average price of the homes delivered. The increase in the number of homes delivered in fiscal 2011, as compared to fiscal 2010, was primarily due a higher number of net contracts signed in the first six-months of fiscal 2011, as compared to the first six months of fiscal 2010, offset, in part, by a lower backlog at October 31, 2010, as compared to October 31, 2009. The increase in the average price of the homes delivered in the fiscal 2011 period, as compared to the fiscal 2010 period, was primarily related to a shift in the number of homes delivered to more expensive products and/or locations.

The value of net contracts signed in fiscal 2011 increased by $25.2 million, or 5.3%, from the value of net contracts signed in fiscal 2010. The increase was due to a 4.8% increase in the number of contracts signed and a 0.5% increase in the average value of each net contract signed. The increase in the number of net contracts signed in fiscal 2011, as compared to fiscal 2010, was primarily due to an increase of 22.3% in the number of net contracts signed, primarily in Virginia, in the three months ended October 31, 2011, as compared to the three months ended October 31, 2010.

We reported income before income taxes for fiscal 2011 and 2010 of $57.6 million and $33.9 million, respectively. The increase in the income before income taxes was primarily due to a decrease in the cost of revenues in fiscal 2011, as compared to fiscal 2010. The decrease in the cost of revenues was primarily due to lower costs of the homes delivered in fiscal 2011 than those delivered in fiscal 2010 and lower impairment charges in fiscal 2011, as compared to fiscal 2010. The lower costs were due to the delivery of fewer quick-delivery homes in the fiscal 2011 period, as compared to the fiscal 2010 period, as our supply of such homes has dwindled, and to reduced sales incentives in general on the homes delivered in fiscal 2011, as compared to fiscal 2010. Generally, we give higher sales incentives on quick-delivery homes than on our to-be-built homes. In addition, reduced costs were realized in the fiscal 2011 period because fewer homes were delivered from certain higher cost communities in fiscal 2011, as compared to the fiscal 2010 period, as these communities closed out. We recognized inventory impairment charges of $4.3 million and $11.0 million for fiscal 2011 and 2010, respectively.

South

Revenues in fiscal 2011 were higher than those in fiscal 2010 by $20.7 million, or 7.8%. This increase was attributable to a 4.8% increase in the number of homes delivered and a 2.9% increase in the average price of the homes delivered. The increase in the number of homes delivered in fiscal 2011, as compared to fiscal 2010, was primarily due to the increased number of communities that we were delivering from in fiscal 2011, as compared to fiscal 2010. The increase in the average price of the homes delivered in fiscal 2011, as compared to fiscal 2010, was primarily attributable to a shift in the number of homes delivered, to more expensive areas and/or products in fiscal 2011, as compared to fiscal 2010.

In fiscal 2011, the value of net contracts signed increased by $112.5 million, or 40.8%, as compared to fiscal 2010. The increase was attributable to increases of 30.5% and 7.9% in the number and average value of net contracts signed, respectively. The increase in the number of net contracts signed in fiscal 2011, as compared to fiscal 2010, was primarily due to an increase in the number of selling communities in fiscal 2011, as compared to fiscal 2010. The increase in the average sales price of net contracts signed was primarily due to a shift in the number of contracts signed to more expensive areas and/or products in fiscal 2011, as compared to fiscal 2010.

For fiscal 2011 and 2010, we reported losses before income taxes of $25.9 million and $35.2 million, respectively. The decline in the loss before income taxes was primarily due to lower impairment charges in fiscal 2011 of $16.3 million, as compared to fiscal 2010, and lower costs on homes delivered in fiscal 2011 than those delivered in fiscal 2010, offset, in part, by an increase in the loss from unconsolidated entities of $15.6 million in fiscal 2011, as compared to fiscal 2010. Cost of revenues as a percentage of revenues, excluding impairments, was 78.2% of revenues in fiscal 2011, as compared to 80.4% in fiscal 2010. This decrease in fiscal 2011, as compared to fiscal 2010, was due primarily to lower sales incentives, primarily on quick-delivery homes, in fiscal 2011, as compared to fiscal 2010. The increase in the loss from unconsolidated entities was primarily due to $15.2 million of impairment charges that we recognized on one of our investments.

West

Revenues in fiscal 2011 were lower than those in fiscal 2010 by $24.8 million, or 7.4%. The decrease in revenues was attributable to a 5.5% decrease in the average sales price of the homes delivered and a 2.0% decrease in the number of homes delivered. The decrease in the average price of the homes delivered was primarily due to a shift in the number of homes delivered to less expensive products and/or locations, primarily in Arizona and Nevada, in fiscal 2011, as compared to fiscal 2010.

The value of net contracts signed during fiscal 2011 decreased $51.1 million, or 15.3%, as compared to fiscal 2010. This decrease was due to an 11.2% decrease in the average value of each net contract signed and a 4.7% decrease in the number of net contracts signed. The decrease in the average sales price of net contracts signed was primarily due to a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2011, as compared to fiscal 2010. The decrease in the number of net contracts signed was due to an 11.5% decline in the number of selling communities in fiscal 2011, as compared to fiscal 2010, offset, in part, by an increase in housing demand in Arizona in fiscal 2011, as compared to fiscal 2010.

We reported losses before income taxes for fiscal 2011 and 2010 of $27.1 million and $11.9 million, respectively. The increase in the loss before income taxes was primarily due to a decrease in income from unconsolidated entities of $35.9 million in fiscal 2011, as compared to fiscal 2010, offset, in part, by lower inventory impairment charges and lower cost of revenues, excluding impairments, in fiscal 2011, as compared to fiscal 2010. The increase in the loss from unconsolidated entities was primarily due to $25.7 million of impairment charges that we recognized on one of our investments in unconsolidated entities in fiscal 2011 and the reversal of $11.0 million in fiscal 2010 of accrued costs related to litigation against us and an unconsolidated entity in which we had an investment, due to settlement of the litigation for an amount that was less than we previously estimated. In fiscal 2011 and fiscal 2010, we recognized inventory impairment charges and write-offs of $22.9 million and $37.7 million, respectively. Cost of revenues as a percentage of revenues, excluding impairments, was 75.9% in fiscal 2011, as compared to 78.4% in fiscal 2010. The decrease in cost of revenues, excluding inventory impairment charges, as a percentage of revenue in fiscal 2011, as compared to fiscal 2010, was due primarily to the delivery of fewer quick-delivery homes in fiscal 2011, as compared to fiscal 2010, as our supply of such homes has dwindled, and to reduced sales incentives on quick-delivery homes delivered in fiscal 2011, as compared to fiscal 2010. Generally, we give higher sales incentives on quick-delivery homes than on our to-be-built homes.

Other

For fiscal 2011 and 2010, other loss before income taxes was $76.5 million and $101.7 million, respectively. The decrease in the loss in fiscal 2011, as compared to fiscal 2010, was primarily due to a decrease of $21.2 million of interest directly expensed in fiscal 2011, as compared to fiscal 2010, and an increase of $7.2 million of income recognized from our Gibraltar operations in fiscal 2011, as compared to fiscal 2010, offset, in part, by an increase of $2.6 million of costs related to the repurchase of our senior notes in open market transactions, in fiscal 2011, as compared to fiscal 2010.

Fiscal 2010 Compared to Fiscal 2009

North

Revenues for the year ended October 31, 2010 were lower than those for the year ended October 31, 2009 by $177.6 million, or 30.3%. The decrease in revenues was attributable to a 21.3% decrease in the number of homes delivered and a 11.5% decrease in the average price of the homes delivered. The decrease in the number of homes delivered in fiscal 2010, as compared to fiscal 2009, was primarily due to our lower backlog at October 31, 2009, as compared to October 31, 2008. The decline in backlog at October 31, 2009, as compared to October 31, 2008, was due primarily to an 11.2% decrease in the number of net contracts signed in fiscal 2009 over fiscal 2008. The decrease in the average price of the homes delivered in the year ended October 31, 2010, as compared to fiscal 2009, was primarily due to a shift in the number of homes delivered to less expensive products and/or locations and higher sales incentives given on the homes delivered in fiscal 2010 as compared to fiscal 2009.

The value of net contracts signed in the year ended October 31, 2010 was $383.4 million, a 25.1% increase from the $306.4 million of net contracts signed during the year ended October 31, 2009. This increase was primarily due to a 12.4% increase in the number of net contracts signed and an 11.4% increase in the average value of each net contract. The increase in the number of net contracts signed in fiscal 2010, as compared to fiscal 2009, was primarily due to a decrease in the number of contracts cancelled in the year ended October 31, 2010, as compared to the year ended October 31, 2009, and an improvement in housing demand in the first two quarters of fiscal 2010, as compared to fiscal 2009. The increase in the average sales price of net contracts signed in fiscal 2010, as compared to fiscal 2009, was primarily attributable to a decrease in cancellations in fiscal 2010 at one of our high-rise communities located in a New Jersey urban market, which had higher average prices than our typical home. The average sales price of gross contracts signed in the year ended October 31, 2010 was $514,800, a 1.5% decrease from the $522,800 average sales price of gross contracts signed during the year ended October 31, 2009.

We reported losses before income taxes of $2.3 million in the year ended October 31, 2010, as compared to $103.3 million in fiscal 2009. The decrease in the loss was primarily due to lower cost of revenues as a percentage of revenues, lower selling, general and administrative expenses in the year ended October 31, 2010, as compared to the year ended October 31, 2009, and $12.7 million of income recognized from unconsolidated entities in fiscal 2010, as compared to $2.5 million of loss recognized from unconsolidated entities in fiscal 2009. Cost of revenues before interest as a percentage of revenues was 89.4% in fiscal 2010, as compared to 104.7% in fiscal 2009. The lower cost of revenues was primarily the result of lower impairment charges in fiscal 2010, as compared to fiscal 2009, partially offset by increased sales incentives given to home buyers on the homes delivered. We recognized inventory impairment charges of $29.4 million in fiscal 2010, as compared to $145.4 million in fiscal 2009. As a percentage of revenues, higher sales incentives increased cost of revenues by approximately 2.1% in the year ended October 31, 2010, as compared to fiscal 2009. The loss from unconsolidated entities in fiscal 2009 included a $6.0 million impairment charge related to one of the unconsolidated entities.

Mid-Atlantic

For the year ended October 31, 2010, revenues were lower than those for fiscal 2009 by $4.3 million, or 0.9%, primarily due to a 2.5% decrease in the average sales price of the homes delivered, offset, in part, by a 1.6% increase in the number of homes delivered. The decrease in the average price of the homes delivered in fiscal 2010, as compared to fiscal 2009, was primarily related to a shift in the number of homes delivered to less expensive products and/or locations. The increase in the number of homes delivered in the year ended October 31, 2010, as compared to the year ended October 31, 2009, was primarily due to a 41.7% increase in the number of gross contracts signed and a decline of 75.8% in the number of contracts canceled in the first three months of fiscal 2010, as compared to the comparable period of fiscal 2009. The increased number of contracts signed early in fiscal 2010 and the reduced number of contracts canceled from that year's beginning backlog allowed us to deliver more units in fiscal 2010 than in fiscal 2009.

The value of net contracts signed during the year ended October 31, 2010 increased by $55.1 million, or 13.0%, from the year ended October 31, 2009. The increase was due to a 7.7% increase in the number of net contracts signed and a 5.0% increase in the average value of each net contract signed. The increase in the number of net contracts signed was due primarily to a decrease in the number of contracts cancelled in fiscal 2010, as compared to fiscal 2009. The increase in the average value of each net contract signed was primarily due to cancellations of higher priced homes in fiscal 2009, as compared to cancellations of lower priced homes in fiscal 2010.

We reported income before income taxes for the year ended October 31, 2010 of $33.9 million as compared to a loss before income taxes in fiscal 2009 of $25.0 million. The increase in the income before income taxes was primarily due to lower impairment charges and lower selling, general and administrative expenses, in the twelve months ended October 31, 2010, as compared to the twelve months ended October 31, 2009. We recognized inventory impairment charges of $11.0 million in fiscal 2010, as compared to $59.7 million in fiscal 2009.

South

Revenues during the year ended October 31, 2010 were lower than those in fiscal 2009 by $23.9 million, or 8.3%. This decrease was attributable to an 8.5% decrease in the number of homes delivered, offset, in part, by a 0.2% increase in the average price of the homes delivered. The decrease in the number of homes delivered in fiscal 2010, as compared to fiscal 2009, was primarily due to lower backlog at October 31, 2009, as compared to October 31, 2008. The decline in backlog at October 31, 2009, as compared to October 31, 2008, was due primarily to a 28.2% decrease in the number of net contracts signed in fiscal 2009 over fiscal 2008.

In fiscal 2010, the value of net contracts signed increased by $45.0 million, or 19.5%, as compared to fiscal 2009. The increase was attributable to increases of 8.5% and 10.1% in the number and average value of net contracts signed, respectively. The increase in the number of net contracts signed in fiscal 2010, as compared to fiscal 2009, was primarily due to a decrease in the number of contract cancellations from 87 in fiscal 2009 to 39 in fiscal 2010. The increase in the average sales price of net contracts signed was primarily due to a decrease in the number of cancellations in fiscal 2010, as compared to fiscal 2009, which had a higher average sales price, and to a shift in the number of contracts signed to more expensive areas and/or products in fiscal 2010, as compared to fiscal 2009.

We reported losses before income taxes for the years ended October 31, 2010 and 2009 of $35.2 million and $49.4 million, respectively. The decline in the loss before income taxes was primarily due to lower impairment charges and lower selling, general and administrative costs in fiscal 2010, as compared to fiscal 2009, offset, in part, by lower revenues in fiscal 2010, as compared to fiscal 2009. Impairment charges decreased from $52.8 million in the year ended October 31, 2009 to $37.2 million in the year ended October 31, 2010.

West

Revenues in the year ended October 31, 2010 were lower than those in the year ended October 31, 2009 by $54.8 million, or 14.1%. The decrease in revenues was attributable to a 14.2% decrease in the number of homes delivered, offset in part, by a 0.2% increase in the average price of homes delivered. The decrease in the number of homes delivered in fiscal 2010 was primarily attributable to lower backlog at October 31, 2009, as compared to October 31, 2008. The increase in the average price of the homes delivered was primarily due to lower sales incentives given on the homes delivered in fiscal 2010, as compared to fiscal 2009, partially offset, by a shift in the number of homes delivered to less expensive products and/or locations in fiscal 2010, as compared to fiscal 2009.

The value of net contracts signed during the twelve months ended October 31, 2010 decreased $9.7 million, or 2.8%, as compared to fiscal 2009. This decrease was due to a 5.4% decrease in the number of net contracts signed, offset in part, by a 2.7% increase in the average value of each net contract signed. The decrease in the number of net contracts signed was primarily due to a 28% decline in the number of selling communities in fiscal 2010, as compared to fiscal 2009, partially offset by a decrease in the number of contracts canceled in fiscal 2010, as compared to fiscal 2009. The increase in the average sales price of net contracts signed was primarily due to a shift in the number of contracts signed in more expensive areas and/or product in fiscal 2010, as compared to fiscal 2009.

We reported losses before income taxes in fiscal 2010 of $11.9 million, as compared to $209.0 million in fiscal 2009. The decrease in the loss before income taxes was primarily due to lower impairment charges, lower selling, general and administrative expenses and decreased sales incentives given to home buyers on homes delivered in fiscal 2010, as compared to fiscal 2009, and income of $10.7 million recognized from unconsolidated entities in fiscal 2010, as compared to a $5.0 million loss recognized from unconsolidated entities in fiscal 2009, offset, in part, by a shift in product mix of homes delivered to lower margin product or areas. We recognized inventory impairment charges of $37.7 million and $207.5 million in the years ended October 31, 2010 and 2009, respectively. As a percentage of revenues, lower sales incentives decreased cost of revenues by approximately 5.1% in fiscal 2010, as compared to fiscal 2009. The income from unconsolidated entities in fiscal 2010 included a reversal of $11.0 million of accrued costs related to litigation against us and an unconsolidated entity in which we had an investment, due to settlement of the litigation for an amount that was less than we had previously estimated. The loss from unconsolidated entities in fiscal 2009 included a $5.3 million impairment charge related to one of the unconsolidated entities.

Corporate and Other

Other loss before income taxes for the year ended October 31, 2010 was $101.7 million, a decrease of $8.1 million from the $109.8 million loss before income taxes reported for the year ended October 31, 2009. This decrease was primarily the result of lower unallocated selling, general and administrative expenses of $14.9 million in fiscal 2010, as compared to fiscal 2009, and $13.7 million of expenses related to the early retirement of debt in fiscal 2009, as compared to $1.2 million in fiscal 2010, offset, in part, by a $14.9 million increase in interest directly expensed in fiscal 2010, as compared to fiscal 2009, and a $3.3 million decline in interest income in fiscal 2010, as compared to fiscal 2009. Interest expensed directly was $22.8 million and $7.9 million in fiscal 2010 and 2009, respectively. See "Fiscal 2010 Compared to Fiscal 2009 — Interest Expense" for additional information on interest directly expensed.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk primarily due to fluctuations in interest rates. We utilize both fixed-rate and variable-rate debt. For fixed-rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our earnings or cash flow. Conversely, for variable-rate debt, changes in interest rates generally do not affect the fair market value of the debt instrument but do affect our earnings and cash flow. We do not have the obligation to prepay fixed-rate debt prior to maturity and, as a result, interest rate risk and changes in fair market value should not have a significant impact on such debt until we are required to refinance such debt.

At October 31, 2011, our debt obligations, principal cash flows by scheduled maturity, weighted-average interest rates and estimated fair value were as follows ($ amounts in thousands):

	Fixed-Rate Debt		Variable-Rate Debt (a)	
Fiscal Year of Maturity	Amount	Weighted-Average Interest Rate (%)	Amount	Weighted-Average Interest Rate (%)
2012	$ 35,268	3.51	$57,559	3.49
2013	294,592	6.29	150	0.27
2014	271,819	4.94	150	0.27
2015	301,722	5.15	150	0.27
2016	1,805	5.84	150	0.27
Thereafter	687,876	7.94	12,095	0.18
Discount	(8,399)			
Total	$1,584,683	6.50	$70,254	2.90
Fair value at October 31, 2011	$1,700,115		$70,254	

(a) Based upon the amount of variable-rate debt outstanding at October 31, 2011 and holding the variable-rate debt balance constant, each 1% increase in interest rates would increase the interest incurred by us by approximately $0.7 million per year.

Stock Price

The following table sets forth the price range of our common stock on the New York Stock Exchange for each fiscal quarter during the two years ended October 31, 2011.

	Three Months Ended,			
	October 31	July 31	April 30	January 31
2011				
High	$20.31	$21.93	$22.42	$21.33
Low	$13.16	$19.53	$19.08	$17.36
2010				
High	$19.33	$23.31	$23.66	$21.80
Low	$15.57	$15.85	$18.08	$16.82

The closing price of our common stock on the New York Stock Exchange on the last trading day of our fiscal years ended October 31, 2011, 2010 and 2009 was $17.44, $17.94 and $17.32, respectively. At December 12, 2011, there were approximately 811 record holders of our common stock.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of October 31, 2011.

Our independent registered public accounting firm, Ernst & Young LLP, has issued its report, which is included herein, on the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Toll Brothers, Inc.

We have audited Toll Brothers, Inc.'s internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Toll Brothers, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Toll Brothers, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Toll Brothers, Inc. and subsidiaries as of October 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended October 31, 2011 of Toll Brothers, Inc. and subsidiaries and our report dated December 22, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
December 22, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Toll Brothers, Inc.

We have audited the accompanying consolidated balance sheets of Toll Brothers, Inc. as of October 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended October 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toll Brothers, Inc. at October 31, 2011 and 2010, and the consolidated results of its operations, changes in equity and its cash flows for each of the three years in the period ended October 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Toll Brothers Inc.'s internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 22, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
December 22, 2011

CONSOLIDATED STATEMENTS OF OPERATIONS *(Amounts in thousands, except per share data)*

	Year ended October 31,		
	2011	2010	2009
Revenues	$1,475,881	$1,494,771	$1,755,310
Cost of revenues	1,260,770	1,376,558	1,951,312
Selling, general and administrative	261,355	263,224	313,209
Interest expense	1,504	22,751	7,949
	1,523,629	1,662,533	2,272,470
Loss from operations	(47,748)	(167,762)	(517,160)
Other:			
(Loss) income from unconsolidated entities	(1,194)	23,470	(7,518)
Interest and other income	23,403	28,313	41,906
Expenses related to early retirement of debt	(3,827)	(1,208)	(13,693)
Loss before income taxes	(29,366)	(117,187)	(496,465)
Income tax (benefit) provision	(69,161)	(113,813)	259,360
Net income (loss)	$ 39,795	$ (3,374)	$ (755,825)
Income (loss) per share:			
Basic	$ 0.24	$ (0.02)	$ (4.68)
Diluted	$ 0.24	$ (0.02)	$ (4.68)
Weighted-average number of shares:			
Basic	167,140	165,666	161,549
Diluted	168,381	165,666	161,549

See accompanying notes

CONSOLIDATED BALANCE SHEETS *(Amounts in thousands)*

	October 31,	
	2011	2010
ASSETS		
Cash and cash equivalents	$ 906,340	$1,039,060
Marketable securities	233,572	197,867
Restricted cash	19,760	60,906
Inventory	3,416,723	3,241,725
Property, construction and office equipment, net	99,712	79,916
Receivables, prepaid expenses and other assets	105,576	97,039
Mortgage loans receivable	63,175	93,644
Customer deposits held in escrow	14,859	21,366
Investments in and advances to unconsolidated entities	126,355	198,442
Investments in non-performing loan portfolios and foreclosed real estate	69,174	
Income tax refund recoverable		141,590
	$5,055,246	$5,171,555
LIABILITIES AND EQUITY		
Liabilities		
Loans payable	$ 106,556	$ 94,491
Senior notes	1,490,972	1,544,110
Mortgage company warehouse loan	57,409	72,367
Customer deposits	83,824	77,156
Accounts payable	96,817	91,738
Accrued expenses	521,051	570,321
Income taxes payable	106,066	162,359
Total liabilities	2,462,695	2,612,542
Equity		
Stockholders' equity		
Preferred stock, none issued		
Common stock, 168,675 and 166,413 shares issued at October 31, 2011 and 2010, respectively	1,687	1,664
Additional paid-in capital	400,382	360,006
Retained earnings	2,234,251	2,194,456
Treasury stock, at cost — 2,946 shares and 5 shares at October 31, 2011 and 2010, respectively	(47,065)	(96)
Accumulated other comprehensive loss	(2,902)	(577)
Total stockholders' equity	2,586,353	2,555,453
Noncontrolling interest	6,198	3,560
Total equity	2,592,551	2,559,013
	$5,055,246	$5,171,555

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY *(Amounts in thousands)*

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total Equity
	Shares	$	$	$	$	$	$	$
Balance, November 1, 2008	160,369	$1,604	$282,090	$2,953,655	$ (21)	$ 325	$ –	$3,237,653
Net loss				(755,825)				(755,825)
Purchase of treasury stock	(79)	(1)	1		(1,473)			(1,473)
Exercise of stock options	4,415	44	22,954		1,322			24,320
Employee benefit plan issuances	26		486					486
Conversion of restricted stock units to stock	1		35		13			48
Stock-based compensation			10,925					10,925
Issuance of restricted stock			27					27
Formation of majority-owned joint venture							3,283	3,283
Other comprehensive loss						(2,962)		(2,962)
Balance, October 31, 2009	164,732	1,647	316,518	2,197,830	(159)	(2,637)	3,283	2,516,482
Net loss				(3,374)				(3,374)
Purchase of treasury stock	(31)				(588)			(588)
Exercise of stock options	1,684	17	33,638		620			34,275
Employee benefit plan issuances	24		435					435
Conversion of restricted stock units to stock	3		61		31			92
Stock-based compensation			9,332					9,332
Issuance of restricted stock	1		22					22
Other comprehensive income						2,060		2,060
Capital contribution							277	277
Balance, October 31, 2010	166,413	1,664	360,006	2,194,456	(96)	(577)	3,560	2,559,013
Net income				39,795				39,795
Purchase of treasury stock			(1)		(49,102)			(49,103)
Exercise of stock options	2,236	23	23,156		1,940			25,119
Employee benefit plan issuances	15		285		126			411
Conversion of restricted stock units to stock	10		208		67			275
Stock-based compensation			8,626					8,626
Issuance of restricted stock and stock units	1		8,102					8,102
Other comprehensive loss						(2,325)		(2,325)
Capital contribution							2,638	2,638
Balance, October 31, 2011	168,675	$1,687	$400,382	$2,234,251	$(47,065)	$(2,902)	$6,198	$2,592,551

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS *(Amounts in thousands)*

	Year ended October 31		
	2011	2010	2009
Cash flow provided by (used in) operating activities:			
Net income (loss)	$ 39,795	$ (3,374)	$ (755,825)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	23,142	20,044	23,925
Stock-based compensation	12,768	11,677	10,987
Excess tax benefits from stock-based compensation		(4,954)	(24,817)
Impairments of investments in unconsolidated entities	40,870		11,300
Income from unconsolidated entities	(39,676)	(23,470)	(3,782)
Distributions of earnings from unconsolidated entities	12,081	10,297	816
Income from non-performing loan portfolios	(5,113)		
Change in deferred tax asset	(18,188)	60,697	(52,577)
Deferred tax valuation allowances	18,188	(60,697)	458,280
Inventory impairments	51,837	115,258	465,411
Change in fair value of mortgage loans receivable and derivative instruments	475	(970)	
Expenses related to early retirement of debt	3,827	1,208	13,693
Changes in operating assets and liabilities			
(Increase) decrease in inventory	(215,738)	(140,344)	489,213
Origination of mortgage loans	(630,294)	(628,154)	(571,158)
Sale of mortgage loans	659,610	579,221	577,263
Decrease (increase) in restricted cash	41,146	(60,906)	
(Increase) decrease in receivables, prepaid expenses and other assets	(11,521)	(3,115)	20,045
Increase (decrease) in customer deposits	13,175	(15,182)	(45,706)
Decrease in accounts payable and accrued expenses	(28,899)	(38,598)	(149,065)
Decrease (increase) in income tax refund recoverable	141,590	20,250	(161,840)
(Decrease) increase in current income taxes payable	(56,225)	14,828	(22,972)
Net cash provided by (used in) operating activities	52,850	(146,284)	283,191

	Year ended October 31		
	2011	2010	2009
Cash flow used in investing activities:			
Purchase of property and equipment — net	(9,553)	(4,830)	(2,712)
Purchase of marketable securities	(452,864)	(157,962)	(101,324)
Sale and redemption of marketable securities	408,831	60,000	
Investment in and advances to unconsolidated entities	(132)	(58,286)	(31,342)
Return of investments in unconsolidated entities	43,309	9,696	3,205
Investment in non-performing loan portfolios and foreclosed real estate	(66,867)		
Return of investments in non-performing loan portfolios and foreclosed real estate	2,806		
Net cash used in investing activities	(74,470)	(151,382)	(132,173)
Cash flow (used in) provided by financing activities:			
Net proceeds from issuance of senior notes			635,765
Proceeds from loans payable	921,251	927,233	636,975
Principal payments of loans payable	(952,621)	(1,316,514)	(785,883)
Redemption of senior subordinated notes		(47,872)	(296,503)
Redemption of senior notes	(58,837)	(46,114)	(210,640)
Proceeds from stock-based benefit plans	25,531	7,589	22,147
Excess tax benefits from stock-based compensation		4,954	24,817
Purchase of treasury stock	(49,102)	(588)	(1,473)
Change in noncontrolling interest	2,678	320	(2,000)
Net cash (used in) provided by financing activities	(111,100)	(470,992)	23,205
Net (decrease) increase in cash and cash equivalents	(132,720)	(768,658)	174,223
Cash and cash equivalents, beginning of year	1,039,060	1,807,718	1,633,495
Cash and cash equivalents, end of year	$ 906,340	$ 1,039,060	$ 1,807,718

See accompanying notes

1. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Toll Brothers, Inc. (the "Company"), a Delaware corporation, and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in 50% or less owned partnerships and affiliates are accounted for using the equity method unless it is determined that the Company has effective control of the entity, in which case the entity would be consolidated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Liquid investments or investments with original maturities of three months or less are classified as cash equivalents. The carrying value of these investments approximates their fair value.

Marketable Securities

Marketable securities are classified as available-for-sale, and accordingly, are stated at fair value, which is based on quoted market prices. Changes in unrealized gains and losses are excluded from earnings and are reported as other comprehensive income, net of income tax effects, if any.

Restricted Cash

Restricted cash represents cash deposits collateralizing outstanding letters of credit with three banks that were in the Company's prior bank revolving credit facility that chose not to participate in the Company's new revolving credit facility and cash deposited into a voluntary employee benefit association to fund certain future employee benefits. As the Company replaces the letters of credit with new letters of credit issued under its new revolving credit facility, the restricted cash related to the replaced letters of credit will be returned to the Company.

Inventory

Inventory is stated at cost unless an impairment exists, in which case it is written down to fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment" ("ASC 360"). In addition to direct land acquisition costs, land development costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction. For those communities that have been temporarily closed, no additional capitalized interest is allocated to a community's inventory until it re-opens. While the community remains closed, carrying costs such as real estate taxes are expensed as incurred.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period of its communities in accordance with ASC 835-20, "Capitalization of Interest" ("ASC 835-20"). Capitalized interest is charged to cost of revenues when the related inventory is delivered. Interest incurred on homebuilding indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the statement of operations in the period incurred.

Once a parcel of land has been approved for development and the Company opens one of its typical communities, it may take four or more years to fully develop, sell and deliver all the homes in such community. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. The Company's master planned communities, consisting of several smaller communities, may take up to ten years or more to complete. Because the Company's inventory is considered a long-lived asset under U.S. generally accepted accounting principles ("GAAP"), the Company is required, under ASC 360, to regularly review the carrying value of each community and write down the value of those communities for which it believes the values have been impaired.

Current Communities

When the profitability of a current community deteriorates, the sales pace declines significantly, or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of a community, the Company uses various estimates such as: (a) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by the Company or by other builders; (b) the expected sales prices and sales incentives to be offered in a community; (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development, home construction, interest and overhead costs; (d) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost or the number of homes that can be built on a particular site; and (e) alternative uses for the property such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.

Future Communities:

The Company evaluates all land held for future communities or future sections of current communities, whether owned or under contract, to determine whether or not it expects to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for current communities described above, as well as an evaluation of the regulatory environment applicable to the land and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain the approvals and the possible concessions that will be required to be given in order to obtain them. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built. Based upon this review, the Company decides (a) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (b) as to land owned, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. The Company then further determines whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to cost of revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to the Company at the time such estimates are made and its expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, the Company may be required to recognize additional impairment charges and write-offs related to current and future communities.

Variable Interest Entities

The Company has a significant number of land purchase contracts and several investments in unconsolidated entities which it evaluates in accordance with ASC 810, "Consolidation" ("ASC 810"). The Company analyzes its land purchase contracts and the unconsolidated entities in which it has an investment to determine whether the land sellers and unconsolidated entities are variable interest entities ("VIEs") and, if so, whether the Company is the primary beneficiary. If the Company is determined to be the primary beneficiary of a VIE, it must consolidate the VIE. A VIE is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. In determining whether it is the primary beneficiary, the Company considers, among other things, whether it has the power to direct the activities of the VIE that most significantly impact the entity's economic performance, including, but not limited to, determining or limiting the scope or purpose of the VIE, selling or transferring property owned or controlled by the VIE, or arranging financing for the VIE. The Company also considers whether it has the obligation to absorb losses of or the right to receive benefits from the VIE.

Property, Construction and Office Equipment

Property, construction and office equipment are recorded at cost and are stated net of accumulated depreciation of $153.3 million and $146.3 million at October 31, 2011 and 2010, respectively. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets.

Mortgage Loans Receivable

Residential mortgage loans held for sale are measured at fair value in accordance with the provisions of ASC 825, "Financial Instruments" ("ASC 825"). The Company believes the use of ASC 825 improves consistency of mortgage loan valuations between the date the borrower locks in the interest rate on the pending mortgage loan and the date of the mortgage loan sale. At the end of the reporting period, the Company determines the fair value of its mortgage loans held for sale and the forward loan commitments it has entered into as a hedge against the interest rate risk of its mortgage loans using the market approach to determine fair value. The evaluation is based on the current market pricing of mortgage loans with similar terms and values as of the reporting date and by applying such pricing to the mortgage loan portfolio. The Company recognizes the difference between the fair value and the unpaid principal balance of mortgage loans held for sale as a gain or loss. In addition, the Company recognizes the fair value of its forward loan commitments as a gain or loss. Interest income on mortgage loans held for sale is calculated based upon the stated interest rate of each loan. In addition, the recognition of net origination costs and fees associated with residential mortgage loans originated are expensed as incurred. These gains and losses, interest income and origination costs and fees are recognized in interest and other income in the accompanying Consolidated Statements of Operations.

Investments in and Advances to Unconsolidated Entities

The trends, uncertainties or other factors that have negatively impacted our business and the industry in general have also impacted the unconsolidated entities in which the Company has investments. In accordance with ASC 323, "Investments — Equity Method and Joint Ventures," the Company reviews each of its investments on a quarterly basis for indicators of impairment. A series of operating losses of an investee, the inability to recover the Company's invested capital, or other factors may indicate that a loss in value of the Company's investment in the unconsolidated entity has occurred. If a loss exists, the Company further reviews to determine if the loss is other than temporary, in which case, it writes down the investment to its fair value. The evaluation of the Company's investment in unconsolidated entities entails a detailed cash flow analysis using many estimates including but not limited to expected sales pace, expected sales prices, expected incentives, costs incurred and anticipated, sufficiency of financing and capital, competition, market conditions and anticipated cash receipts, in order to determine projected future distributions. Each of the unconsolidated entities evaluates its inventory in a similar manner as the Company does. See "Inventory" above for more detailed disclosure on the Company's evaluation of inventory. If a valuation adjustment is recorded by an unconsolidated entity related to its assets, the Company's proportionate share is reflected in the Company's (loss) income from unconsolidated entities with a corresponding decrease to its investment in unconsolidated entities.

The Company is a party to several joint ventures with independent third parties to develop and sell land that was owned by its joint venture partners. The Company recognizes its proportionate share of the earnings from the sale of home sites to other builders. The Company does not recognize earnings from the home sites it purchases from these ventures, but reduces its cost basis in the home sites by its share of the earnings from those home sites.

In fiscal 2010, the Company formed Gibraltar Capital and Asset Management LLC ("Gibraltar") to invest in distressed real estate opportunities. Through Gibraltar, the Company has invested in a structured asset joint venture.

The Company is also a party to several other joint ventures. The Company recognizes its proportionate share of the earnings and losses of its unconsolidated entities.

Investments in Non-Performing Loan Portfolios and Foreclosed Real Estate

The Company's investments in non-performing loan portfolios were initially recorded at cost which the Company believes was fair value. The fair value was determined by discounting the cash flows expected to be collected from the portfolios using a discount rate that management believes a market participant would use in determining fair value. Management estimated cash flows expected to be collected on a loan-by-loan basis considering the contractual terms of the loan, current and expected loan performance, the manner and timing of disposition, the nature and estimated fair value of real estate or other collateral, and other factors it deemed appropriate. The estimated fair value of the loans at acquisition was significantly less than the contractual amounts due under the terms of the loan agreements.

Since, at the acquisition date, the Company expected to collect less than the contractual amounts due under the terms of the loans based, at least in part, on the assessment of the credit quality of the borrowers, the loans are accounted for in accordance with ASC Topic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality" (ASC 310-30). Under ASC 310-30, the accretable yield, or the amount by which the cash flows expected to be collected at the acquisition date exceeds the estimated fair value of the loan, is recognized in interest and other income over the estimated remaining life of the loan using a level yield methodology provided the Company does not presently have the intention to utilize real estate secured by the loans for use in its operations or significantly improving the collateral for resale. The difference between the contractually required payments of the loan as of the acquisition date and the total cash flows expected to be collected, or nonaccretable difference, is not recognized.

Pursuant to ASC 310-30, the Company aggregated loans with common risk characteristics into pools for purposes of recognizing interest income and evaluating changes in estimated cash flows. Loan pools are evaluated as a single loan for purposes of placing the pool on nonaccrual status or evaluating loan impairment. Generally, a loan pool is classified as nonaccrual when management is unable to reasonably estimate the timing or amount of cash flows expected to be collected from the loan pool or has serious doubts about further collectability of principal or interest. Proceeds received on nonaccrual loan pools generally are either applied against principal or reported as interest and other income, depending on management's judgment as to the collectability of principal. For the year ended October 31, 2011, none of the Company's loan pools were on nonaccrual status.

A loan is removed from a loan pool only when the Company sells, forecloses or otherwise receives assets in satisfaction of the loan, or the loan is written off. Loans removed from a pool are removed at their amortized cost (unpaid principal balance less unamortized discount and provision for loan loss) as of the date of resolution.

The Company periodically re-evaluates cash flows expected to be collected for each loan pool based upon all available information as of the measurement date. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment to the loan pool's yield over its remaining life, which may result in a reclassification from nonaccretable difference to accretable yield. Subsequent decreases in cash flows expected to be collected are evaluated to determine whether a provision for loan loss should be established. If decreases in expected cash flows result in a decrease in the estimated fair value of the loan pool below its amortized cost, the loan pool is deemed to be impaired and the Company will record a provision for loan losses to write the loan pool down to its estimated fair value. For the year ended October 31, 2011, the Company did not record a provision for loan losses.

The Company's investments in non-performing loans are classified as held for investment because the Company has the intent and ability to hold them for the foreseeable future.

Real Estate Owned (REO)

REO assets acquired through subsequent foreclosure or deed in lieu actions on non-performing loans are initially recorded at fair value based upon third-party appraisals, broker opinions of value, or internal valuation methodologies (which may include discounted cash flows, capitalization rates analyses or comparable transactional analyses). Unobservable inputs used in estimating the fair value of REO assets are based upon the best information available under the circumstances, and take into consideration the financial condition and operating results of the asset, local market conditions, the availability of capital, interest and inflation rates, and other factors deemed appropriate by management. REO assets acquired are reviewed to determine if they should be classified as "held and used" or "held for sale". REO classified as "held and used" is stated at carrying cost unless an impairment exists, in which case it is written down to fair value in accordance with ASC 360-10-35. REO classified as "held for sale" is carried at the lower of carrying amount or fair value less cost to sell. Any decreases in estimated fair value subsequent to the acquisition date are recognized through an impairment reserve. Any decreases in estimated fair value subsequent to the acquisition date are recognized through an impairment reserve. For both classifications, carrying costs incurred after the acquisition, including property taxes and insurance, are expensed.

Loan Sales

As part of its disposition strategy for the loan portfolios, the Company may sell certain loans to third-party purchasers. The Company recognizes gains on the sale of mortgage loans when the loans have been legally isolated from the Company and it no longer maintains effective control over the transferred assets.

Fair Value Disclosures

The Company uses ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), to measure the fair value of certain assets and liabilities. ASC 820 provides a framework for measuring fair value in accordance with GAAP, establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and requires certain disclosures about fair value measurements.

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosure about Fair Value Measurements" ("ASU 2010-06"), which amended ASC 820 to increase disclosure requirements regarding recurring and non-recurring fair value measurements. The Company adopted ASU 2010-06 as of February 1, 2010, except for the disclosures about Level 3 fair value disclosures which will be effective for the Company on November 1, 2011. The adoption of ASU 2010-06 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

The fair value hierarchy is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

Treasury Stock

Treasury stock is recorded at cost. Issuance of treasury stock is accounted for on a first-in, first-out basis. Differences between the cost of treasury stock and the re-issuance proceeds are charged to additional paid-in capital.

Revenue and Cost Recognition

The construction time of the Company's homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. For single family detached homes, closing normally occurs shortly after construction is substantially completed. In addition, the Company has several high-rise/mid-rise projects that do not qualify for percentage of completion accounting in accordance with ASC 360, which are included in this category of revenues and costs. Based upon the current accounting rules and interpretations, the Company does not believe that any of its current or future communities currently qualify or will qualify in the future for percentage of completion accounting.

For the Company's standard attached and detached homes, land, land development and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development and related costs of master planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

For high-rise/mid-rise projects that do not qualify for percentage of completion accounting, land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Forfeited customer deposits

Forfeited customer deposits are recognized in other income in the period in which the Company determines that the customer will not complete the purchase of the home and it has the right to retain the deposit.

Sales Incentives

In order to promote sales of its homes, the Company grants its home buyers sales incentives from time to time. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as special or additional options, are generally reflected as a reduction in sales revenues. Incentives that the Company pays to an outside party, such as paying some or all of a home buyer's closing costs, are recorded as an additional cost of revenues. Incentives are recognized at the time the home is delivered to the home buyer and the Company receives the sales proceeds.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were $11.1 million, $9.2 million and $11.5 million for the years ended October 31, 2011, 2010 and 2009, respectively.

Warranty Costs

The Company provides all of its home buyers with a limited warranty as to workmanship and mechanical equipment. The Company also provides many of its home buyers with a limited ten-year warranty as to structural integrity. The Company accrues for expected warranty costs at the time each home is closed and title and possession have been transferred to the buyer. Costs are accrued based upon historical experience.

Insurance Costs

The Company accrues for the expected costs associated with the deductibles and self-insured amounts under its various insurance policies.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, "Compensation — Stock Compensation" ("ASC 718"). The Company used a lattice model for the valuation for its stock option grants. The option pricing models used are designed to estimate the value of options that, unlike employee stock options and restricted stock units, can be traded at any time and are transferable. In addition to restrictions on trading, employee stock options and restricted stock units may include other restrictions such as vesting periods. Further, such models require the input of highly subjective assumptions, including the expected volatility of the stock price.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). Deferred tax assets and liabilities are recorded based on temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes. In accordance with the provisions of ASC 740, the Company assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. See "Income Taxes — Valuation Allowance" below.

Provisions (benefits) for federal and state income taxes are calculated on reported pretax earnings (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. ASC 740 requires a company to recognize the financial statement effect of a tax position when it is "more-likely-than-not" (defined as a substantiated likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The inability of the Company to determine that a tax position meets the "more-likely-than-not" recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that the Company has taken.

If a tax position does not meet the "more-likely-than-not" recognition threshold, despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the statements of operations and the Company is required to accrue potential interest and penalties until the uncertainty is resolved. Potential interest and penalties are recognized as a component of the provision for income taxes which is consistent with the Company's historical accounting policy. Differences between amounts taken in a tax return and amounts recognized in the financial statements are considered unrecognized tax benefits. The Company believes that it has a reasonable basis for each of its filing positions and intends to defend those positions if challenged by the IRS or another taxing jurisdiction. If the IRS or other taxing authorities do not disagree with the Company's position, and after the statute of limitations expires, the Company will recognize the unrecognized tax benefit in the period that the uncertainty of the tax position is eliminated.

Income Taxes — Valuation Allowance

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with ASC 740, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more likely than not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. The Company periodically assesses the need for valuation allowances for deferred tax assets based on ASC 740's "more-likely-than-not" realization threshold criterion. In the Company's assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, its experience with operating loss and tax credit carryforwards being used before expiration, and tax planning alternatives.

The Company's assessment of the need for a valuation allowance on its deferred tax assets includes assessing the likely future tax consequences of events that have been recognized in its consolidated financial statements or tax returns. The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company's accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC 740.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in the Company's historical analyses. The Company's assumptions require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. If the Company's results of operations are less than projected and there is insufficient objectively verifiable evidence to support the likely realization of its deferred tax assets, a valuation allowance would be required to reduce or eliminate its deferred tax assets.

Noncontrolling Interest

The Company has a 67% interest in an entity that is developing land. The financial statements of this entity are consolidated in the Company's consolidated financial statements. The amounts shown in the Company's consolidated balance sheets under "Noncontrolling interest" represent the noncontrolling interest attributable to the 33% minority interest not owned by the Company.

Geographic Segment Reporting

The Company has determined that its home building operations operate in four geographic segments: North, Mid-Atlantic, South and West. The states comprising each geographic segment are as follows:

North:	Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York
Mid-Atlantic:	Delaware, Maryland, Pennsylvania and Virginia
South:	Florida, North Carolina, South Carolina and Texas
West:	Arizona, California, Colorado and Nevada

In fiscal 2010, the Company discontinued the sale of homes in West Virginia and Georgia. At October 31, 2010, the Company had no backlog in West Virginia and Georgia. The operations in West Virginia and Georgia were immaterial to the Mid-Atlantic and South geographic segments, respectively.

Related Party Transactions

See Note 3. "Investments in and Advances to Unconsolidated Entities" for information regarding Toll Brothers Realty Trust.

Recent Accounting Pronouncements

In June 2009, the FASB revised its authoritative guidance in ASC 860, "Transfers and Servicing" ("ASC 860"). The amendment eliminated the concept of a qualifying special-purpose entity, created more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarified other sale-accounting criteria, and changed the initial measurement of a transferor's interest in transferred financial assets. The amendment was adopted by the Company for its fiscal year beginning November 1, 2010. The adoption has not had a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2009, the FASB revised its authoritative guidance for determining the primary beneficiary of a VIE. In December 2009, the FASB issued Accounting Standards Update No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"), which amended provisions of ASC 810 to reflect the revised guidance for consolidation purposes. The amendments to ASC 810 replace the quantitative-based risk and rewards calculation for determining which reporting entity, if any, has a controlling interest in a VIE with an approach focused on identifying which reporting entity has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and has either the obligation to absorb losses of or the right to receive benefits from the entity. The Company adopted the amended provisions for its fiscal year beginning November 1, 2010. The adoption of the amended provisions of ASC 810 has not had a material effect on the Company's consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued Accounting Standards Update 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS," ("ASU 2011-04") which amends ASC 820 to clarify existing guidance and minimize differences between GAAP and International Financial Reporting Standards ("IFRS"). ASU 2011-04 requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. ASU 2011-04 will be effective for the Company's fiscal quarter beginning February 1, 2012 and is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, "Statement of Comprehensive Income" ("ASU 2011-05"), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The adoption of this guidance, which relates to presentation only, is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows. ASU 2011-05 will be effective for the Company's fiscal year beginning November 1, 2012.

Reclassification

In order to provide attractive mortgage financing to its home buyers, the Company's homebuilding operations subsidize the Company's mortgage subsidiary. In fiscal 2011, the Company determined that the amount of subsidies in fiscal 2010 were in excess of the mortgage company's costs and reclassified the excess from interest and other income to cost of revenues. The table below provides information regarding the changes made to the previously reported fiscal 2010 statement of operations (amounts in thousands).

	Cost of revenues	Interest and other income
As reported	$1,383,075	$ 34,830
Reclassified	1,376,558	28,313
Increase (decrease)	$ (6,517)	$ 6,517

The above reclassifications of cost of revenues resulted in a decrease in the Company's loss from operations.

Certain other prior period amounts have been reclassified to conform to the fiscal 2011 presentation.

2. Inventory

Inventory at October 31, 2011 and 2010 consisted of the following (amounts in thousands):

	2011	2010
Land controlled for future communities	$ 46,581	$ 31,899
Land owned for future communities	979,145	923,972
Operating communities	2,390,997	2,285,854
	$3,416,723	$3,241,725

During fiscal 2010 and 2009, the Company sold non-strategic inventory for $22.5 million and $47.7 million, respectively, and recognized income of $0.9 million in fiscal 2010 and a loss of $0.1 million in fiscal 2009. The Company did not sell any non-strategic inventory in fiscal 2011. The net gain/loss, including the related capitalized interest, is included in interest and other income in the Company's Consolidated Statements of Operations for fiscals 2010 and 2009.

Operating communities include communities offering homes for sale, communities that have sold all available home sites but have not completed delivery of the homes, communities that were previously offering homes for sale but are temporarily closed due to business conditions or non-availability of improved home sites and that are expected to reopen within twelve months of the end of the fiscal year being reported on, and communities preparing to open for sale. The carrying value attributable to operating communities includes the cost of homes under construction, land and land development costs, the carrying cost of home sites in current and future phases of these communities and the carrying cost of model homes.

Communities that were previously offering homes for sale but are temporarily closed due to business conditions that do not have any remaining backlog and are not expected to reopen within twelve months of the end of the fiscal period being reported on have been classified as land owned for future communities.

Information regarding the classification, number and carrying value of these temporarily closed communities at October 31, 2011, 2010 and 2009 is provided in the table below ($ amounts in thousands).

	2011	2010	2009
Land owned for future communities:			
Number of communities	43	36	16
Carrying value (in thousands)	$256,468	$212,882	$ 75,942
Operating communities:			
Number of communities	2	13	16
Carrying value (in thousands)	$ 11,076	$ 78,100	$ 91,477

The Company provided for inventory impairment charges and the expensing of costs that it believed not to be recoverable in each of the three fiscal years ended October 31, 2011, 2010 and 2009 as shown in the table below (amounts in thousands).

	2011	2010	2009
Land controlled for future communities	$ 17,752	$ 6,069	$ 28,518
Land owned for future communities	17,000	55,700	169,488
Operating communities	17,085	53,489	267,405
	$ 51,837	$ 115,258	$465,411

The table below provides, for the periods indicated, the number of operating communities that the Company tested for potential impairment, the number of operating communities in which the Company recognized impairment charges, and the amount of impairment charges recognized, and, as of the end of the period indicated, the fair value of those communities, net of impairment charges ($ amounts in millions).

		Impaired Communities		
Three months ended:	Number of Communities Tested	Number of Communities	Fair Value of Communities Net of Impairment Charges	Impairment Charges
Fiscal 2011:				
January 31	143	6	$ 56,105	$ 5,475
April 30	142	9	$ 40,765	10,725
July 31	129	2	$ 867	175
October 31	114	3	$ 3,367	710
				$ 17,085
Fiscal 2010:				
January 31	260	14	$ 60,519	$ 22,750
April 30	161	7	$ 53,594	15,020
July 31	155	7	$ 21,457	6,600
October 31	144	12	$ 39,209	9,119
				$ 53,489
Fiscal 2009:				
January 31	289	41	$216,227	$108,300
April 30	288	36	$181,790	67,410
July 31	288	14	$ 67,713	46,822
October 31	254	21	$116,379	44,873
				$267,405

At October 31, 2011, the Company evaluated its land purchase contracts to determine if any of the selling entities were VIEs and, if they were, whether the Company was the primary beneficiary of any of them. Under these land purchase contracts, the Company does not possess legal title to the land and its risk is generally limited to deposits paid to the sellers and the creditors of the sellers generally have no recourse against the Company. At October 31, 2011, the Company determined that 48 land purchase contracts, with an aggregate purchase price of $453.0 million, on which it had made aggregate deposits totaling $24.2 million, were VIEs, and that it was not the primary beneficiary of any VIE related to its land purchase contracts.

Interest incurred, capitalized and expensed in each of the three fiscal years ended October 31, 2011, 2010 and 2009 was as follows (amounts in thousands):

	2011	2010	2009
Interest capitalized, beginning of year	$267,278	$259,818	$238,832
Interest incurred	114,761	114,975	118,026
Interest expensed to cost of revenues	(77,623)	(75,876)	(78,661)
Interest directly expensed to statement of operations	(1,504)	(22,751)	(7,949)
Write-off against other income	(1,155)	(8,369)	(10,116)
Interest reclassified to property, construction and office equipment	(3,000)	(519)	
Capitalized interest applicable to inventory transferred to joint ventures			(314)
Interest capitalized, end of year	$298,757	$267,278	$259,818

Inventory impairment charges are recognized against all inventory costs of a community, such as land, land improvements, cost of home construction and capitalized interest. The amounts included in the table directly above reflect the gross amount of capitalized interest without allocation of any impairment charges recognized. The Company estimates that, had inventory impairment charges been allocated on a pro rata basis to the individual components of inventory, capitalized interest at October 31, 2011, 2010 and 2009 would have been reduced by approximately $54.0 million, $53.3 million and $57.5 million, respectively.

During fiscal 2011, the Company reclassified $20.0 million of inventory related to commercial retail space located in one of its high-rise projects to property, construction and office equipment. The $20.0 million was reclassified due to the completion of construction of the facilities and the substantial completion of the high-rise project of which the facilities are a part.

During fiscal 2010, the Company reclassified $18.7 million of inventory related to two non-equity golf course facilities to property, construction and office equipment. The $18.7 million was reclassified due to the completion of construction of the facilities and the substantial completion of the master planned communities of which the golf facilities are a part.

3. Investments in and Advances to Unconsolidated Entities

The Company has investments in and advances to various unconsolidated entities. In fiscal 2010, the Company formed Gibraltar to invest in distressed real estate opportunities. Through Gibraltar, the Company has invested in a structured asset joint venture.

Development Joint Ventures

The Company has investments in and advances to, a number of joint ventures with unrelated parties to develop land ("Development Joint Ventures"). Some of these Development Joint Ventures develop land for the sole use of the venture participants, including the Company, and others develop land for sale to the joint venture participants and to unrelated builders. The Company recognizes its share of earnings from the sale of home sites by the Development Joint Ventures to other builders. With regard to home sites the Company purchases from the Development Joint Ventures, the Company reduces its cost basis in those home sites by its share of the earnings on the home sites. At October 31, 2011, the Company had approximately $17.1 million, net of impairment charges, invested in or advanced to the Development Joint Ventures. In addition, the Company has a funding commitment of $3.5 million to one Development Joint Venture should an additional investment in that venture be required.

As of October 31, 2011, the Company had recognized cumulative impairment charges in connection with its current Development Joint Ventures of $97.5 million. These impairment charges are attributable to investments in certain Development Joint Ventures where the Company determined there were losses in value in the investments that were other than temporary. In fiscal 2011 and 2009, the Company recognized impairment charges in connection with its Development Joint Ventures of $25.7 million and $5.3 million, respectively. The Company did not recognize any impairment charges in connection with the Development Joint Ventures in fiscal 2010.

On October 27, 2011, a bankruptcy court issued an order confirming a plan of reorganization for South Edge, LLC ("South Edge"), a Nevada land development joint venture which was the subject of an involuntary bankruptcy petition filed in December 2010. Pursuant to the plan of reorganization, South Edge settled litigation regarding a loan made by a syndicate of lenders to it having a principal balance of $327.9 million, for which the Company had executed certain completion guarantees and conditional repayment guarantees. The confirmed plan of reorganization provided for a cash settlement to the lenders, the acquisition of land by the Company and the other members of South Edge which are parties to the agreement, and the resolution of all claims between members of the lending syndicate representing 99% of the outstanding amounts due under the loan, the bankruptcy trustee and the members of South Edge which are parties to the agreement. The Company believes it had made adequate provision at October 31, 2011 for the settlement, including accruing for its share of the cash payments required under the agreement, for any remaining exposure to lenders which are not parties to the agreement and recording impairments to reflect the estimated fair value of land to be acquired. The Company paid $57.6 million in November 2011 to settle this matter. The disposition of the above matter did not have a material adverse effect on the Company's results of operations and liquidity or on its financial condition.

Planned Community Joint Venture

The Company is a participant in a joint venture with an unrelated party to develop a single master planned community (the "Planned Community Joint Venture"). At October, 31, 2011, the Company had an investment of $32.0 million in this Planned Community Joint Venture. At October 31, 2011, each participant had agreed to contribute additional funds up to $8.3 million, if required. If a participant fails to make a required capital contribution, the other participant may make the additional contribution and diminish the non contributing participant's ownership interest. At October 31, 2011, this joint venture did not have any indebtedness. The Company recognized impairment charges in connection with the Planned Community Joint Venture of $15.2 million in fiscal 2011. The Company did not recognize any impairment charges in connection with the Planned Community Joint Venture in fiscal 2010 or fiscal 2009.

Condominium Joint Ventures

At October 31, 2011, the Company had an aggregate of $40.7 million of investments in four joint ventures with unrelated parties to develop luxury for-sale and rental residential units and commercial space ("Condominium Joint Ventures"). At October 31, 2011, the Condominium Joint Ventures had aggregate loan commitments of $39.0 million, against which approximately $35.9 million had been borrowed. Included in the aggregate loan commitments and amount borrowed was $18.4 million due to the Company.

As of October 31, 2011, the Company had recognized cumulative impairment charges against its investments in the Condominium Joint Ventures and its pro rata share of impairment charges recognized by these Condominium Joint Ventures in the amount of $63.9 million. The Company did not recognize any impairment charges in connection with its Condominium Joint Ventures in fiscal 2011 and 2010; however, it recognized $6.0 million of impairment charges in fiscal 2009. At October 31, 2011, the Company did not have any commitments to make contributions to any Condominium Joint Venture.

Structured Asset Joint Venture

In July 2010, the Company, through Gibraltar, invested $29.1 million in a joint venture in which it is a 20% participant with two unrelated parties to purchase a 40% interest in an entity that owns and controls a portfolio of loans and real estate ("Structured Asset Joint Venture"). At October 31, 2011, the Company had an investment of $34.7 million in this Structured Asset Joint Venture. At October 31, 2011, the Company did not have any commitments to make additional contributions to the joint venture and has not guaranteed any of the joint venture's liabilities. If the joint venture needs additional capital and a participant fails to make a requested capital contribution, the other participants may make a contribution in consideration for a preferred return or may make the additional capital contribution and diminish the non-contributing participant's ownership interest.

Toll Brothers Realty Trust and Trust II

In fiscal 2005, the Company, together with the Pennsylvania State Employees Retirement System ("PASERS"), formed Toll Brothers Realty Trust II ("Trust II") to be in a position to invest in commercial real estate opportunities. Trust II is owned 50% by the Company and 50% by an affiliate of PASERS. At October 31, 2011, the Company had an investment of $1.5 million in Trust II. Prior to the formation of Trust II, the Company formed Toll Brothers Realty Trust (the "Trust") in 1998 to invest in commercial real estate opportunities. The Trust is effectively owned one-third by the Company; one-third by Robert I. Toll, Bruce E. Toll (and members of his family), Zvi Barzilay (and members of his family), Douglas C. Yearley, Jr. and former members of the Company's senior management; and one-third by an affiliate of PASERS (collectively, the "Shareholders"). As of October 31, 2011, the Company had a net investment in the Trust of $0.4 million. The Company provides development, finance and management services to the Trust and recognized fees under the terms of various agreements in the amounts of $2.9 million, $3.1 million and $2.1 million in fiscal 2011, 2010 and 2009, respectively. The Company believes that the transactions between itself and the Trust were on terms no less favorable than it would have agreed to with unrelated parties.

General

At October 31, 2011, the Company had accrued $60.1 million of aggregate exposure with respect to its estimated obligations to unconsolidated entities in which it has an investment. The Company's investments in these entities are accounted for using the equity method. The Company recognized $40.9 million and $11.3 million of impairment charges related to its investments in and advances to unconsolidated entities in fiscal 2011 and 2009. The Company did not recognize any impairment charges related to its investments in and advances to unconsolidated entities in fiscal 2010. Impairment charges related to these entities are included in "(Loss) income from unconsolidated entities" in the Company's consolidated statements of operations.

The condensed balance sheets as of October 31, 2011 and 2010 and condensed statements of operations for the years ended October 31, 2011, 2010 and 2009 for unconsolidated entities, aggregated by type of business, are as follows (in thousands):

CONDENSED BALANCE SHEETS

October 31, 2011	Development Joint Ventures	Home Building Joint Ventures	Toll Brothers Realty Trust I and II	Structured Asset Joint Venture	Total
Cash and cash equivalents	$ 14,190	$ 10,663	$ 11,726	$ 48,780	$ 85,359
Inventory	37,340	170,239	5,501		213,080
Non-performing loan portfolio				295,044	295,044
Rental properties			178,339		178,339
Real estate owned			1,087	230,872	231,959
Other assets (1)	331,315	20,080	9,675	159,143	520,213
Total assets	$382,845	$200,982	$206,328	$733,839	$1,523,994
Debt (1)	327,856	50,515	198,927	310,847	888,145
Other liabilities	5,352	9,745	3,427	382	18,906
Members' equity	49,637	140,722	3,974	172,944	367,277
Non-controlling interest				249,666	249,666
Total liabilities and equity	$382,845	$200,982	$206,328	$733,839	$1,523,994
Company's net investment in unconsolidated entities (2)	$ 17,098	$ 72,734	$ 1,872	$ 34,651	$ 126,355

October 31, 2010	Development Joint Ventures	Home Building Joint Ventures	Toll Brothers Realty Trust I and II	Structured Asset Joint Venture	Total
Cash and cash equivalents	$ 21,224	$ 14,831	$ 13,154	$ 21,287	$ 70,496
Inventory	486,394	343,463	5,340		835,197
Non-performing loan portfolio				498,256	498,256
Rental properties			185,658		185,658
Real estate owned			1,934	124,775	126,709
Other assets (1)	194,541	29,374	9,401	15,003	248,319
Total assets	$702,159	$387,668	$215,487	$659,321	$1,964,635
Debt (1)	$379,793	$208,295	$184,616	$303,192	$1,075,896
Other liabilities	60,385	11,207	3,952	265	75,809
Members' equity	261,981	168,166	26,919	146,248	603,314
Non-controlling interest				209,616	209,616
Total liabilities and equity	$702,159	$387,668	$215,487	$659,321	$1,964,635
Company's net investment in unconsolidated entities (2)	$ 58,551	$ 99,259	$ 11,382	$ 29,250	$ 198,442

(1) Included in other assets at October 31, 2011 and 2010 of the Structured Asset Joint Venture is $152.6 million and $8.5 million, respectively, of restricted cash held in a defeasance account which will be used to repay debt of the Structured Asset Joint Venture.

(2) Differences between the Company's net investment in unconsolidated joint ventures and its underlying equity in the net assets of the venture is primarily a result of impairments related to the Company's investment in unconsolidated joint venture, a loan made to a venture by the Company, and distributions from ventures in excess of the carrying amount of the Company's net investment.

CONDENSED STATEMENTS OF OPERATIONS

	For the year ended October 31, 2011				
	Development Joint Ventures	Home Building Joint Ventures	Toll Brothers Realty Trust I and II	Structured Asset Joint Venture	Total
Revenues	$ 4,624	$242,326	$37,728	$46,187	$330,865
Cost of Revenues	3,996	191,922	15,365	30,477	241,760
Other expenses	1,527	8,954	18,808	10,624	39,913
Gain on disposition of loans and REO				61,406	61,406
Income (loss) from operations	(899)	41,450	3,555	66,492	110,598
Other income	9,498	1,605		252	11,355
Net income before noncontrolling interest	8,599	43,055	3,555	66,744	121,953
Less: Net income attributable to noncontrolling interest				40,048	40,048
Net income (loss)	$ 8,599	$ 43,055	$ 3,555	$26,696	$ 81,905
Company's equity in (losses) earnings of unconsolidated entities (3)	$(25,272)	$ 15,159	$ 3,580	$ 5,339	$ (1,194)

	For the year ended October 31, 2010				
	Development Joint Ventures	Home Building Joint Ventures	Toll Brothers Realty Trust I and II	Structured Asset Joint Venture	Total
Revenues	$ 7,370	$132,878	$34,755	$16,582	$191,585
Cost of Revenues	6,402	106,638	13,375	6,693	133,108
Other expenses	1,522	8,121	18,693	2,977	31,313
Loss on disposition of loans and REO				(5,272)	(5,272)
Income (loss) from operations	(554)	18,119	2,687	1,640	21,892
Other income	13,616	572		5	14,193
Net income before noncontrolling interest	13,062	18,691	2,687	1,645	36,085
Less: Net income attributable to noncontrolling interest				987	987
Net income	$ 13,062	$ 18,691	$ 2,687	$ 658	$ 35,098
Company's equity in earnings of unconsolidated entities (3)	$ 10,664	$ 11,272	$ 1,402	$ 132	$ 23,470

	For the year ended October 31, 2009				
	Development Joint Ventures	Home Building Joint Ventures	Toll Brothers Realty Trust I and II	Structured Asset Joint Venture	Total
Revenues	$ 144	$ 48,719	$34,955		$ 83,818
Cost of Revenues	141	76,525	13,943		90,609
Other expenses	1,025	8,482	17,994		27,501
Income (loss) from operations	(1,022)	(36,288)	3,018		(34,292)
Other income	15,483	(1,879)			13,604
Net (loss) income	$ 14,461	$ (38,167)	$ 3,018		$ (20,688)
Company's equity in earnings of unconsolidated entities (3)	$ (5,120)	$ (3,676)	$ 1,278		$ (7,518)

(3) Differences between the Company's equity in earnings (losses) of unconsolidated entities and the underlying net income of the entities is primarily a result of impairments related to the Company's investment in unconsolidated entities, distributions from entities in excess of the carrying amount of the Company's net investment, and the Company's share of entities profits related to home sites purchased by the Company which reduces the Company's cost basis of the home sites.

4. Investments in Non-Performing Loan Portfolios and Foreclosed Real Estate

In March 2011, the Company, through Gibraltar, acquired a 60% participation in a portfolio of non-performing loans. The portfolio of 83 loans, with an unpaid principal balance of approximately $200.3 million consisted primarily of residential acquisition, development and construction loans secured by properties at various stages of completion. The Company oversees the day-to-day management of the portfolio in accordance with the business plans which are jointly approved by the Company and the co-participant. The Company receives a management fee for such services. The Company recognizes income from the loan portfolio based upon its participation interest until such time as the portfolio meets certain internal rates of return as stipulated in the participation agreement. Upon reaching the stipulated internal rates of return, the Company will be entitled to receive additional income above its participation percentage from the portfolio. Since the acquisition of the loan portfolio, the Company sold its interest in one loan to a third party resulting in a gain of approximately $0.6 million. In fiscal 2011, the Company acquired an interest in four properties through foreclosure or obtaining deeds in lieu of foreclosure related to this loan portfolio. At October 31, 2011, the Company's pro-rata share of the carrying value of these properties was $5.9 million.

In September, 2011, Gibraltar acquired three portfolios of non-performing loans consisting of 38 loans with an unpaid principal balance of approximately $71.4 million. The portfolios include residential acquisition, development, and construction loans secured by properties at various stages of completion.

The Company's earnings from the portfolios and management fees earned are included in interest and other income in its consolidated statements of operations. In fiscal 2011, the Company recognized $1.5 million of earnings from its investments in the loan portfolios.

The following summarizes the accretable yield and the nonaccretable difference on our investments in non-performing loans portfolios as of their acquisition dates (amounts in thousands):

Contractually required payments, including interest	$ 200,047
Nonaccretable difference	(81,723)
Cash flows expected to be collected	118,324
Accretable difference	(51,462)
Non-performing loans carrying amount	$ 66,862

The Company's investment in non-performing loan portfolios consisted of the following at October 31, 2011 (amounts in thousands):

Unpaid principal balance	$ 171,559
Discount on acquired loans	(108,325)
Carrying value	$ 63,234

The activity in the accretable yield for the Company's investment in the non-performing loan portfolios for the year ended October 31, 2011 was as follows (amounts in thousands):

Balance at October 31, 2010	$ –
Additions	51,462
Accretion	(4,480)
Reductions from foreclosures and other dispositions	(4,599)
Other	(57)
Balance at October 31, 2011	$42,326

The additions to accretable yield and the accretion of interest income are based on various estimates regarding loan performance and the value of the underlying real estate securing the loans. As the Company continues to gather additional information regarding the loans and the underlying collateral, the accretable yield may change. Therefore, the amount of accretable income recorded in the year ended October 31, 2011 is not necessarily indicative of expected future results.

5. Credit Facility, Loans Payable, Senior Notes, Senior Subordinated Notes and Mortgage Company Warehouse Loan

Credit Facility

On October 22, 2010, the Company entered into an $885 million revolving credit facility ("New Credit Facility") with 12 banks, which extends to October 2014. The New Credit Facility replaced a $1.89 billion credit facility consisting of a $1.56 billion unsecured revolving credit facility and a $331.7 million term loan facility (collectively, the "Old Credit Facility") with 30 banks, which extended to March 17, 2011. Prior to the closing of the New Credit Facility, the Company repaid the term loan under the Old Credit Facility from cash on hand.

At October 31, 2011, the Company had no outstanding borrowings under the New Credit Facility but had outstanding letters of credit of approximately $100.3 million. At October 31, 2011, interest would have been payable on borrowings under the New Credit Facility at 2.75% (subject to adjustment based upon the Company's debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by the Company from time to time. Under the terms of the New Credit Facility, the Company is not permitted to allow its maximum leverage ratio (as defined in the credit agreement) to exceed 1.75 to 1.00 and is required to maintain a minimum tangible net worth (as defined in the New Credit Facility agreement) of approximately $1.87 billion at October 31, 2011. At October 31, 2011, the Company's leverage ratio was approximately 0.18 to 1.00 and its tangible net worth was approximately $2.55 billion. Based upon the minimum tangible net worth requirement, the Company's ability to pay dividends and repurchase its common stock was limited to an aggregate amount of approximately $680 million at October 31, 2011. The Company is obligated to pay an undrawn commitment fee of 0.50% (subject to adjustment based upon the Company's debt rating and leverage ratios) based on the average daily unused amount of the facility.

Loans Payable

The Company's loans payable represent purchase money mortgages on properties the Company has acquired that the seller has financed and various revenue bonds that were issued by government entities on behalf of the Company to finance community infrastructure and the Company's manufacturing facilities. Information regarding the Company's loans payable at October 31, 2011 and 2010 is included in the table below ($ amounts in thousands).

	2011	2010
Aggregate loans payable at October 31	$ 106,556	$ 94,491
Weighted-average interest rate	3.99%	3.75%
Interest rate range	0.16%–7.87%	0.50%–8.00%
Loans secured by assets		
Carrying value of loans secured by assets	$ 105,092	$ 93,029
Carrying value of assets securing loans	$ 283,169	$ 257,563

Senior Notes

At October 31, 2011 and 2010, the Company's senior notes consisted of the following (amounts in thousands):

	2011	2010
6.875% Senior Notes due November 15, 2012	$ 139,776	$ 194,865
5.95% Senior Notes due September 15, 2013	141,635	141,635
4.95% Senior Notes due March 15, 2014	267,960	267,960
5.15% Senior Notes due May 15, 2015	300,000	300,000
8.91% Senior Notes due October 15, 2017	400,000	400,000
6.75% Senior Notes due November 1, 2019	250,000	250,000
Bond discount	(8,399)	(10,350)
	$1,490,972	$1,544,110

The senior notes are the unsecured obligations of Toll Brothers Finance Corp., a 100%-owned subsidiary of the Company. The payment of principal and interest is fully and unconditionally guaranteed, jointly and severally, by the Company and a majority of its home building subsidiaries (together with Toll Brothers Finance Corp., the "Senior Note Parties"). The senior notes rank equally in right of payment with all the Senior Note Parties' existing and future unsecured senior indebtedness, including the New Credit Facility. The senior notes are structurally subordinated to the prior claims of creditors, including trade creditors, of the subsidiaries of the Company that are not guarantors of the senior notes. The senior notes are redeemable in whole or in part at any time at the option of the Company, at prices that vary based upon the then-current rates of interest and the remaining original term of the notes.

The Company has repurchased, and may from time to time in the future repurchase, its senior notes in the open market or otherwise. The table below provides for the periods indicated, the amount of senior notes the Company has redeemed and the amount of expenses related to the retirement of the notes (amounts in thousands).

Fiscal year:	2011	2010	2009
6.875% Senior notes due 2012	$55,089		$105,135
5.95% Senior notes due 2013		$13,500	94,985
4.95% Senior notes due 2014		32,040	
	$55,089	$45,540	$200,120
Expenses related to retirement of debt	$ 3,827	$ 744	$ 11,626

Expenses related to the retirement of notes includes, if any, premium paid, write-off of unamortized debt issuance costs and other debt redemption costs.

Senior Subordinated Notes

The senior subordinated notes were the unsecured obligations of Toll Corp., a 100%-owned subsidiary of the Company; were guaranteed on a senior subordinated basis by the Company; were subordinated to all existing and future senior indebtedness of the Company; and were structurally subordinated to the prior claims of creditors, including trade creditors, of the Company's subsidiaries other than Toll Corp. The indentures governing these notes restricted certain payments by the Company, including cash dividends and repurchases of Company stock.

The table below provides for the periods indicated, the amount of senior subordinated notes the Company has redeemed and the amount of expenses related to the retirement of the notes (amounts in thousands).

Fiscal year:	2010	2009
8.25% Senior Subordinated Notes due December 2011	$47,872	$102,128
8 1/4% Senior Subordinated Notes due February 2011		193,000
Total	$47,872	$295,128
Expenses related to retirement of debt	$ 34	$ 2,067

Mortgage Company Loan Facilities

TBI Mortgage Company ("TBI Mortgage"), the Company's wholly-owned mortgage subsidiary, has a Master Repurchase Agreement (the "Repurchase Agreement") with Comerica Bank. The purpose of the Repurchase Agreement is to finance the origination of mortgage loans by TBI Mortgage and it is accounted for as a secured borrowing under ASC 860. The Repurchase Agreement, as amended, provides for loan purchases up to $50 million, subject to certain sublimits. In addition, the Repurchase Agreement provides for an accordion feature under which TBI Mortgage may request that the aggregate commitments under the Repurchase Agreement be increased to an amount up to $75 million for a short period of time. The Repurchase Agreement, as amended, expires on July 25, 2012 and bears interest at LIBOR plus 1.25%, with a minimum rate of 3.50%. Borrowings under this facility are included in the fiscal 2012 maturities.

At October 31, 2011 and 2010, there were $57.4 million and $72.4 million, respectively, outstanding under the Repurchase Agreement, which are included in liabilities in the accompanying consolidated balance sheets. At October 31, 2011 and 2010, amounts outstanding under the Repurchase Agreement are collateralized by $63.2 million and $93.6 million, respectively, of mortgage loans held for sale, which are included in assets in the Company's balance sheets. As of October 31, 2011, there were no aggregate outstanding purchase price limitations reducing the amount available to TBI Mortgage. There are several restrictions on purchased loans under the Repurchase Agreement, including that they cannot be sold to others, they cannot be pledged to anyone other than the agent, and they cannot support any other borrowing or repurchase agreement.

General

As of October 31, 2011, the annual aggregate maturities of the Company's loans and notes during each of the next five fiscal years are as follows (amounts in thousands):

	Amount
2012	$ 92,827
2013	$294,742
2014	$271,969
2015	$301,872
2016	$ 1,955

6. Accrued Expenses

Accrued expenses at October 31, 2011 and 2010 consisted of the following (amounts in thousands):

	2011	2010
Land, land development and construction	$109,574	$110,301
Compensation and employee benefit	96,037	95,107
Insurance and litigation	130,714	143,421
Commitments to unconsolidated entities	60,130	88,121
Warranty	42,474	45,835
Interest	25,968	26,998
Other	56,154	60,538
	$521,051	$570,321

The Company accrues expected warranty costs at the time each home is closed and title and possession have been transferred to the home buyer. Changes in the warranty accrual during fiscal 2011, 2010 and 2009 were as follows (amounts in thousands):

	2011	2010	2009
Balance, beginning of year	$ 45,835	$ 53,937	$ 57,292
Additions — homes closed during the year	8,809	9,147	10,499
Additions (reductions) to accruals for homes closed in prior years	(828)	(4,684)	1,697
Charges incurred	(11,342)	(12,565)	(15,551)
Balance, end of year	$ 42,474	$ 45,835	$ 53,937

7. Income Taxes

A reconciliation of the Company's effective tax rate from the federal statutory tax rate for the fiscal years ended October 31, 2011, 2010 and 2009 is set forth below ($ amounts in thousands).

	2011		2010		2009	
	$	%*	$	%*	$	%*
Federal tax (benefit) at statutory rate	(10,278)	35.0	(41,015)	35.0	(173,763)	35.0
State taxes, net of federal benefit	(954)	3.2	(3,809)	3.3	(14,522)	2.9
Reversal of accrual for uncertain tax positions	(52,306)	178.1	(39,485)	33.7	(77,337)	15.6
Accrued interest on anticipated tax assessments	3,055	(10.4)	9,263	(7.9)	6,828	(1.4)
Increase in unrecognized tax benefits			35,575	(30.3)	39,500	(8.0)
Increase in deferred tax assets, net	(25,948)	88.4				
Valuation allowance recognized	43,876	(149.4)	55,492	(47.4)	458,280	(92.3)
Valuation allowance — reversed	(25,689)	87.5	(128,640)	109.7		
Reversal of tax credits					10,000	(2.0)
Other	(917)	3.1	(1,194)	1.0	10,374	(2.1)
Tax (benefit) provision	(69,161)	235.5	(113,813)	97.1	259,360	(52.3)

*Due to rounding, amounts may not add.

The Company currently operates in 19 states and is subject to various state tax jurisdictions. The Company estimates its state tax liability based upon the individual taxing authorities' regulations, estimates of income by taxing jurisdiction and the Company's ability to utilize certain tax-saving strategies. Due primarily to a change in the Company's estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company's tax strategies, the Company's estimated rate for state income taxes was 5.0% for each of fiscal 2011, and 2010 and 4.5% for fiscal 2009.

The (benefit) provision for income taxes for each of the fiscal years ended October 31, 2011, 2010 and 2009 is set forth below (amounts in thousands).

	2011	2010	2009
Federal	$ (21,517)	$ (67,318)	$ 333,311
State	(47,644)	(46,495)	(73,951)
	$ (69,161)	$(113,813)	$ 259,360
Current	$ (43,212)	$(156,985)	$(229,003)
Deferred	(25,949)	43,172	488,363
	$ (69,161)	$(113,813)	$ 259,360

A reconciliation of the change in the unrecognized tax benefits for the years ended October 31, 2011, 2010 and 2009 is set forth below (amounts in thousands).

	2011	2010	2009
Balance, beginning of year	$ 160,446	$ 171,366	$ 320,679
Increase in benefit as a result of tax positions taken in prior years	8,168	14,251	11,000
Increase in benefit as a result of tax positions taken in current year		15,675	47,500
Decrease in benefit as a result of settlements	(17,954)		(138,333)
Decrease in benefit as a result of completion of audits	(33,370)		
Decrease in benefit as a result of lapse of statute of limitation	(12,621)	(40,846)	(69,480)
Balance, end of year	$ 104,669	$ 160,446	$ 171,366

The Company has reached final settlement of its federal tax returns for fiscal years through 2009. The federal settlements resulted in a reduction in the Company's unrecognized tax benefits. The state impact of any amended federal return remains subject to examination by various states for a period of up to one year after formal notification of such amendments is made to the states.

The Company's unrecognized tax benefits are included in "Income taxes payable" on the Company's consolidated balance sheets. If these unrecognized tax benefits reverse in the future, they would have a beneficial impact on the Company's effective tax rate at that time. During the next twelve months, it is reasonably possible that the amount of unrecognized tax benefits will change but we are not able to provide a range of such change. The anticipated changes will be principally due to the expiration of tax statutes, settlements with taxing jurisdictions, increases due to new tax positions taken and the accrual of estimated interest and penalties.

The Company recognizes in its tax provision, potential interest and penalties. Information as to the amounts recognized in its tax provision, before reduction for applicable taxes and reversal of previously accrued interest and penalties, of potential interest and penalties in the twelve-month periods ended October 31, 2011, 2010 and 2009, and the amounts accrued for potential interest and penalties at October 31, 2011 and 2010 is set forth in the table below (amounts in thousands).

Recognized in statements of operations:	
Fiscal year	
2011	$ 4,700
2010	$ 14,300
2009	$ 11,000
Accrued at:	
October 31, 2011	$ 29,200
October 31, 2010	$ 39,209

The amounts accrued for interest and penalties are included in "Income taxes payable" on the Company's consolidated balance sheets.

Since the beginning of fiscal 2007, the Company has recorded significant deferred tax assets. These deferred tax assets were generated primarily by inventory impairments and impairments of investments in and advances to unconsolidated entities. In accordance with ASC 740, the Company assessed whether a valuation allowance should be established based on its determination of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company believes that the continued downturn in the housing market, the uncertainty as to its length and magnitude, the cumulative losses in recent years, and the Company's continued recognition of impairment charges, are significant evidence of the continued need for a valuation allowance against its net deferred tax assets. The Company has recorded valuation allowances against its entire net deferred tax asset as of October 31, 2011 and 2010.

The components of net deferred tax assets and liabilities at October 31, 2011 and 2010 are set forth below (amounts in thousands).

	2011	2010
Deferred tax assets:		
Accrued expenses	$ 5,573	$ 4,917
Impairment charges	427,807	415,801
Inventory valuation differences	10,036	13,093
Stock-based compensation expense	44,319	48,657
Amounts related to unrecognized tax benefit	47,387	55,090
State tax net operating loss carryforward	18,406	11,159
Federal tax net operating loss carryforward	11,232	
Other	5,382	3,497
Total assets	570,142	552,214
Deferred tax liabilities:		
Capitalized interest	94,129	91,731
Deferred income	(10,553)	(10,097)
Depreciation	32,416	29,334
Deferred marketing	(9,295)	(3,635)
Other	36,074	35,698
Total liabilities	142,771	143,031
Net deferred tax assets before valuation allowances	427,371	409,183
Cumulative valuation allowance — state	(74,030)	(45,030)
Cumulative valuation allowance — federal	(353,341)	(364,153)
Net deferred tax assets	$ –	$ –

On November 6, 2009, the Worker, Homeownership, and Business Assistance Act of 2009 (the "Act") was enacted into law. The Act amended Section 172 of the Internal Revenue Code to allow net operating losses realized in a tax year ending after December 31, 2007 and beginning before January 1, 2010 to be carried back for up to five years (such losses were previously limited to a two-year carryback). This change allowed the Company to carry back its fiscal 2010 taxable loss against taxable income reported in fiscal 2006 and receive a federal tax refund in its second quarter of fiscal 2011 of $154.3 million. The tax losses generated in fiscal 2010 were primarily from the recognition for tax purposes of previously recognized book impairments and the recognition of stock option expenses recognized for book purposes in prior years.

For federal income tax purposes, the Company carried back tax losses incurred in fiscal 2009 against taxable income it reported in fiscal 2007 and received a tax refund in fiscal 2010 of $152.7 million. The tax losses generated in fiscal 2009 were primarily from the recognition for tax purposes of previously recognized book impairments and the recognition of stock option expenses not recognized for book purposes.

The Company is allowed to carry forward tax losses for 20 years and apply such tax losses to future taxable income to realize federal deferred tax assets. As of October 31, 2011, the Company estimates that it will have approximately $45.0 million of tax loss carryforwards, resulting from losses that it expects to recognize on its fiscal 2011 tax return. In addition, the Company expects to be able to reverse previously recognized valuation allowances against future tax provisions during any future period for which it reports book income before income taxes. The Company will continue to review its deferred tax assets in accordance with ASC 740.

For state tax purposes, due to past and projected losses in certain jurisdictions where the Company does not have carryback potential and/or cannot sufficiently forecast future taxable income, the Company has recognized net cumulative valuation allowances against its state deferred tax assets of $74.0 million as of October 31, 2011 and $45.0 million as of October 31, 2010. In 2011, the Company took steps to merge a number of entities to better align financial and tax reporting and to reduce administrative complexity going forward. Some of these mergers occurred in higher state tax jurisdictions creating additional state tax deferred assets of $28.9 million, offset entirely by an increase in the state tax valuation allowance. Future valuation allowances in these jurisdictions may continue to be recognized if the Company believes it will not generate sufficient future taxable income to utilize any future state deferred tax assets.

8. Stockholders' Equity

The Company's authorized capital stock consists of 400 million shares of common stock, $.01 par value per share and 15 million shares of preferred stock, $.01 par value per share. At October 31, 2011, the Company had 165.7 million shares of common stock issued and outstanding (excluding 2.9 million shares of treasury stock), 13.7 million shares of common stock reserved for outstanding stock options and restricted stock units, 6.7 million shares of common stock reserved for future stock option and award issuances and 0.6 million shares of common stock reserved for issuance under the Company's employee stock purchase plan. As of October 31, 2011, the Company had not issued any shares of preferred stock.

Issuance of Common Stock

In each of fiscal 2011, 2010 and 2009, the Company issued 1,250 shares of restricted common stock pursuant to its stock incentive plans to certain outside directors. The Company is amortizing the fair market value of the awards on the date of grant over the period of time that each award vests. At October 31, 2011, 1,875 shares of the restricted stock awards were unvested.

Stock Repurchase Program

In March 2003, the Company's Board of Directors authorized the repurchase of up to 20 million shares of its common stock from time to time, in open market transactions or otherwise, for the purpose of providing shares for its various benefit plans.

Information about the Company's share repurchase program for the fiscal years ended October 31, 2011, 2010 and 2009 is in the table below.

	2011	2010	2009
Number of shares purchased (in thousands)	3,068	31	79
Average price per share	$16.00	$ 19.24	$ 18.70
Remaining authorization at October 31 (in thousands):	8,786	11,855	11,885

Stockholder Rights Plan and Transfer Restriction

In June 2007, the Company adopted a shareholder rights plan ("2007 Rights Plan"). The rights issued pursuant to the 2007 Rights Plan will become exercisable upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company's common stock or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock. No rights were exercisable at October 31, 2011.

On March 17, 2010, the Board of Directors of the Company adopted a Certificate of Amendment to the Second Restated Certificate of Incorporation of the Company (the "Certificate of Amendment"). The Certificate of Amendment includes an amendment approved by the Company's stockholders at the 2010 Annual Meeting which restricts certain transfers of the Company's common stock in order to preserve the tax treatment of the Company's net operating and unrealized tax losses. The Certificate of Amendment's transfer restrictions generally restrict any direct or indirect transfer of the Company's common stock if the effect would be to increase the direct or indirect ownership of any Person (as defined in the Certificate of Amendment) from less than 4.95% to 4.95% or more of the Company's common stock, or increase the ownership percentage of a Person owning or deemed to own 4.95% or more of the Company's common stock. Any direct or indirect transfer attempted in violation of this restriction would be void as of the date of the prohibited transfer as to the purported transferee.

9. Stock-Based Benefit Plans

The Company has two active stock incentive plans, one for employees (including officers) and one for non-employee directors. The Company's active stock incentive plans provide for the granting of incentive stock options (solely to employees) and non-qualified stock options with a term of up to ten years at a price not less than the market price of the stock at the date of grant. The Company's active stock incentive plans also provide for the issuance of stock appreciation rights and restricted and unrestricted stock awards and stock units, which may be performance based.

The Company has two additional stock incentive plans for employees, officers and directors that are inactive except for outstanding stock option grants at October 31, 2011. No additional options may be granted under these plans. Stock options granted under these plans were made with a term of up to ten years at a price not less than the market price of the stock at the date of grant and generally vested over a four-year period for employees and a two-year period for non-employee directors.

Stock Options

Stock options granted to employees generally vest over a four-year period, although certain grants may vest over a longer or shorter period, and stock options granted to non-employee directors generally vest over a two-year period. Shares issued upon the exercise of a stock option are either from shares held in treasury or newly issued shares.

The Company used a lattice model for the valuation for all option grants in fiscal 2011, 2010 and 2009. Expected volatilities are based on implied volatilities from traded options on the Company's stock and the historical volatility of the Company's stock. The expected life of options granted is derived from the historical exercise patterns and anticipated future patterns and represents the period of time that options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted-average assumptions and fair value used for stock option grants in each of the fiscal years ended October 31, 2011, 2010 and 2009 are set forth below.

	2011	2010	2009
Expected volatility	45.38%–49.46%	46.74%–51.41%	46.74%–50.36%
Weighted-average volatility	47.73%	49.51%	48.06%
Risk-free interest rate	1.64%–3.09%	2.15%–3.47%	1.24%–1.90%
Expected life (years)	4.29 8.75	4.44 8.69	4.29 8.52
Dividends	none	none	none
Weighted-average fair value per share of options granted	$ 7.94	$ 7.63	$ 8.60

The fair value of stock option grants is recognized evenly over the vesting period of the options or over the period between the grant date and the time the option becomes non-forfeitable by the employee, whichever is shorter. Stock option expense is included in the Company's selling, general and administrative expenses in the accompanying consolidated statements of operations. Information regarding the stock-based compensation for fiscal 2011, 2010 and 2009 is set forth below (amounts in thousands).

	2011	2010	2009
Stock-based compensation expense recognized	$8,626	$9,332	$10,925
Income tax benefit recognized	$ –(a)	$3,266	$ 4,370

(a) Due to the losses recognized by the Company over the past several years and its inability to forecast future pre-tax profits, the Company has not recognized or estimated a tax benefit on its stock based compensation expense in fiscal 2011.

In fiscal 2010 and 2009, as part of severance plans for certain employees, the Company extended the period in which an option could be exercised on 175,813 options and 46,052 options, respectively. The Company expensed $552,000 and $322,000 of stock option expense related to these extensions in fiscal 2010 and 2009, respectively. These amounts are included in the stock-based compensation in the table above.

At October 31, 2011, total compensation cost related to non-vested awards not yet recognized was approximately $7.4 million and the weighted-average period over which the Company expects to recognize such compensation costs and tax benefit is 2.5 years.

The following table summarizes stock option activity for the Company's plans during each of the fiscal years ended October 31, 2011, 2010 and 2009 (amounts in thousands, except per share amounts):

	2011		2010		2009	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Balance, beginning	14,339	$19.36	16,123	$17.73	19,854	$14.73
Granted	1,103	19.32	1,015	18.39	1,092	21.68
Exercised	(2,467)	11.07	(2,498)	8.72	(4,436)	5.03
Cancelled	(107)	20.12	(301)	17.03	(387)	20.49
Balance, ending	12,868	$20.94	14,339	$19.36	16,123	$17.73
Options exercisable, at October 31,	10,365	$21.24	11,670	$19.00	13,171	$16.53
Options available for grant at October 31,	6,712		8,038		9,168	

The following table summarizes information about stock options outstanding and exercisable at October 31, 2011:

	Options outstanding			Options exercisable		
Range of exercise prices	Number outstanding (in 000s)	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Number exercisable (in 000s)	Weighted-average remaining contractual life (in years)	Weighted-average exercise price
$10.35–$10.88	2,484	0.8	$10.66	2,484	0.8	$10.66
$18.38–$20.21	5,249	5.1	$19.36	3,489	3.3	$19.57
$20.76–$22.18	2,376	6.5	$21.13	1,648	2.3	$21.06
$31.82–$35.97	2,759	4.0	$33.04	2,744	4.0	$33.05
	12,868	4.3	$20.94	10,365	3.4	$21.24

The intrinsic value of options outstanding and exercisable is the difference between the fair market value of the Company's common stock on the applicable date ("Measurement Value") and the exercise price of those options that had an exercise price that was less than the Measurement Value. The intrinsic value of options exercised is the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price.

Information pertaining to the intrinsic value of options outstanding and exercisable at October 31, 2011, 2010 and 2009 is provided below (amounts in thousands):

	2011	2010	2009
Intrinsic value of options outstanding	$ 16,839	$ 35,214	$ 54,646
Intrinsic value of options exercisable	$ 16,839	$ 35,214	$ 54,646

Information pertaining to the intrinsic value of options exercised and the fair value of options which became vested or modified in each of the fiscal years ended October 31, 2011, 2010 and 2009 is provided below (amounts in thousands):

	2011	2010	2009
Intrinsic value of options exercised	$ 23,573	$ 25,327	$ 74,659
Fair value of options vested	$ 11,027	$ 12,336	$ 15,528

The Company's stock incentive plans permit optionees to exercise stock options using a "net exercise" method at the discretion of the Executive Compensation Committee of the Board of Directors ("Executive Compensation Committee"). In a net exercise, the Company withholds from the total number of shares that otherwise would be issued to an optionee upon exercise of the stock option that number of shares having a fair market value at the time of exercise equal to the option exercise price and applicable income tax withholdings and remits the remaining shares to the optionee. Information regarding the use of the net exercise method for fiscal 2011, 2010 and 2009 is set forth below.

	2011	2010	2009
Options exercised	194,000	1,201,372	93,000
Shares withheld	98,918	798,420	21,070
Shares issued	95,082	402,952	71,930
Average market value per share withheld	$ 18.94	$ 17.96	$ 21.29
Aggregate market value of shares withheld (in thousands)	$ 1,873	$ 14,341	$ 400

In addition, pursuant to the provisions of the Company's stock incentive plans, optionees are permitted to use the value of the Company's common stock that they own to pay for the exercise of options ("stock swap method"). Information regarding the use of the stock swap method for fiscal 2011, 2010 and 2009 is set forth below.

	2011	2010	2009
Options exercised	28,900	29,512	38,379
Shares tendered	14,807	14,459	9,237
Shares issued	14,093	15,053	29,142
Average market value per share withheld	$ 20.53	$ 19.71	$ 21.40
Aggregate market value of shares (in thousands) tendered	$ 304	$ 285	$ 198

Performance Based Restricted Stock Units

In December 2010, 2009 and 2008, the Executive Compensation Committee of the Company's Board of Directors approved awards of performance-based restricted stock units ("Performance-Based RSUs") relating to shares of the Company's common stock. The Performance-Based RSUs will vest and the recipients will be entitled to receive the underlying shares if the average closing price of the Company's common stock on the New York Stock Exchange ("NYSE"), measured over any 20 consecutive trading days ending on or prior to five years from date of issuance of the Performance-Based RSUs increases 30% or more over the closing price of the Company's common stock on the NYSE on the date of issuance ("Target Price"); provided the recipients continue to be employed by the Company or serve on the board of directors of the Company (as applicable) as stipulated in the award document. The Company determined the aggregate value of the Performance-Based RSUs using a lattice-based option pricing model.

Expenses related to the performance-based RSUs are included in the Company's selling, general and administrative expenses. Information regarding the issuance, valuation assumptions, amortization and unamortized balances of the Company's Performance-Based RSUs in and at the relevant periods and dates in fiscal 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Performance-Based RSUs issued:			
Number issued	306,000	200,000	200,000
Closing price of the Company's common stock on date of issuance	$ 19.32	$ 18.38	$ 21.70
Target price	$ 25.12	$ 23.89	$ 28.21
Volatility	48.22%	49.92%	48.14%
Risk-free interest rate	1.99%	2.43%	1.35%
Expected life	3.0 years	3.0 years	3.0 years
Aggregate fair value of Performance-Based RSUs issued (in thousands)	$ 4,994	$ 3,160	$ 3,642
Performance-Based RSU expense recognized (in thousands):			
Twelve months ended October 31,	$ 3,701	$ 2,121	$ 1,045
At October 31:			
Aggregate outstanding Performance-Based RSUs	706,000	400,000	200,000
Cumulative unamortized value of Performance-Based RSUs (in thousands)	$ 4,929	$ 3,636	$ 2,597

Non-Performance Based Restricted Stock Units

In December 2010 and 2009, the Company issued restricted stock units ("RSUs") relating to shares of the Company's common stock to several employees. These RSUs generally vest in annual installments over a four-year period. The value of the RSUs was determined to be equal to the number of shares of the Company's common stock to be issued pursuant to the RSUs, multiplied by the closing price of the Company's common stock on the NYSE on the date the RSUs were awarded. Information regarding these RSUs is as follows:

	2011	2010
Non-Performance-Based RSUs issued:		
Number issued	15,497	19,663
Closing price of the Company's common stock on date of issuance	$ 19.32	$ 18.38
Aggregate fair value of RSUs issued (in thousands)	$ 299	$ 361
Non-Performance-Based RSU expense recognized (in thousands):		
Twelve months ended October 31,	$ 144	$ 138
At October 31:		
Aggregate Non-Performance-Based RSUs outstanding	30,994	19,663
Cumulative unamortized value of Non-Performance-Based RSUs (in thousands)	$ 379	$ 224

Restricted Stock Units in Lieu of Compensation

In December 2008, the Company issued restricted stock units ("RSUs") relating to 62,051 shares of the Company's common stock to a number of employees in lieu of a portion of the employees' bonuses and in lieu of a portion of one employee's 2009 salary. These RSUs, although not subject to forfeiture, will vest in annual installments over a four-year period, unless accelerated due to death, disability or termination of employment, as more fully described in the RSU award document. Because the RSUs are non-forfeitable, the value of the RSUs was determined to be equal to the number of shares of the Company's common stock to be issued pursuant to the RSUs, multiplied by $21.70, the closing price of the Company's common stock on the NYSE on December 19, 2008, the date the RSUs were awarded. The amount applicable to employee bonuses was charged to the Company's accrual for bonuses that it made in fiscal 2008 and the amount applicable to salary deferral ($130,000) was charged to selling, general and administrative expense in the three-month period ended January 31, 2009. The Company's stock incentive plan permits the Company to withhold from the total number of shares that otherwise would be issued to a RSU recipient upon distribution that number of shares having a fair value at the time of distribution equal to the applicable income tax withholdings due and remit the remaining shares to the RSU participant. Information relating to the distribution of shares and the withholding of taxes on the RSUs for fiscal 2011, 2010 and 2009 is set forth below.

	2011	2010	2009
Shares withheld	741	924	836
Shares issued	8,975	2,749	1,509
Value of shares withheld (in thousands)	$ 15	$ 17	$ 15

Employee Stock Purchase Plan

The Company's employee stock purchase plan enables substantially all employees to purchase the Company's common stock at 95% of the market price of the stock on specified offering dates without restriction, or at 85% of the market price of the stock on specified offering dates subject to restrictions. The plan, which terminates in December 2017, provides that 1.2 million shares be reserved for purchase. At October 31, 2011, 612,000 shares were available for issuance.

Information regarding the Company's employee stock purchase plan for fiscal 2011, 2010 and 2009 is set forth below.

	2011	2010	2009
Shares issued	23,079	23,587	25,865
Average price per share	$ 15.59	$ 16.20	$ 16.49
Compensation expense recognized (in thousands)	$ 54	$ 57	$ 64

10. Income (Loss) Per Share Information

Information pertaining to the calculation of income (loss) per share for each of the fiscal years ended October 31, 2011, 2010 and 2009 is as follows (amounts in thousands):

	2011	2010	2009
Basic weighted-average shares	167,140	165,666	161,549
Common stock equivalents	1,241		
Diluted weighted-average shares	168,381	165,666	161,549
Common stock equivalents excluded from diluted weighted-average shares due to anti-dilutive effect (a)	–	1,968	3,936
Weighted average number of anti-dilutive options (b)	7,936	8,401	7,604
Shares issued under stock incentive and employee stock purchase plans	2,390	1,712	4,442

(a) Common stock equivalents represent the dilutive effect of outstanding in-the-money stock options using the treasury stock method. For fiscal 2010 and 2009, there were no incremental shares attributed to outstanding options to purchase common stock because the Company had a net loss in fiscal 2010 and fiscal 2009 and any incremental shares would be anti-dilutive.

(b) Based upon the average quarterly closing price of the Company's common stock on the NYSE for the period.

11. Fair Value Disclosures

A summary of assets and (liabilities) at October 31, 2011 and October 31, 2010 related to the Company's financial instruments, measured at fair value on a recurring basis, is set forth below (amounts in thousands).

Financial Instrument	Fair value hierarchy	Fair value October 31, 2011	Fair value October 31, 2010
Corporate Securities	Level 1	$233,572	
U.S. Treasury Securities	Level 1		$175,370
U.S. Agency Securities	Level 1		$ 22,497
Residential Mortgage Loans Held for Sale	Level 2	$ 63,175	$ 93,644
Forward Loan Commitments - Residential Mortgage Loans Held for Sale	Level 2	$ 218	$ (459)
Interest Rate Lock Commitments ("IRLCs")	Level 2	$ (147)	$ 130
Forward Loan Commitments — IRLCs	Level 2	$ 147	$ (130)

At October 31, 2011 and 2010, the carrying value of cash and cash equivalents and restricted cash approximated fair value.

The table below provides, for the periods indicated, the aggregate unpaid principal and fair value of mortgage loans held for sale as of the date indicated (amounts in thousands).

	Aggregate unpaid principal balance	Fair value	Excess
At October 31, 2011	$ 62,765	$ 63,175	$ 410
At October 31, 2010	$ 92,082	$ 93,644	$ 1,562

IRLCs represent individual borrower agreements that commit the Company to lend at a specified price for a specified period as long as there is no violation of any condition established in the commitment contract. These commitments have varying degrees of interest rate risk. The Company utilizes best-efforts forward loan commitments ("Forward Commitments") to hedge the interest rate risk of the IRLCs and residential mortgage loans held for sale. Forward Commitments represent contracts with third-party investors for the future delivery of loans whereby the Company agrees to make delivery at a specified future date at a specified price. The IRLCs and Forward Commitments are considered derivative financial instruments under ASC 815, "Derivatives and Hedging", which requires derivative financial instruments to be recorded at fair value. The Company estimates the fair value of such commitments based on the estimated fair value of the underlying mortgage loan and, in the case of IRLCs, the probability that the mortgage loan will fund within the terms of the IRLC. To manage the risk of nonperformance of investors regarding the Forward Commitments, the Company assesses the credit worthiness of the investors on a periodic basis.

As of October 31, 2011 and 2010, the amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of marketable securities were as follows (in thousands):

	October 31, 2011	October 31, 2010
Amortized cost	$233,852	$197,699
Gross unrealized holding gains	28	180
Gross unrealized holding losses	(308)	(12)
Fair value	$233,572	$197,867

The remaining contractual maturities of marketable securities as of October 31, 2011 ranged from less than one month to 12 months.

The Company recognizes inventory impairment charges based on the difference in the carrying value of the inventory and its fair value at the time of the evaluation. The fair value of the aforementioned inventory was determined using Level 3 criteria. See Note 1, "Significant Accounting Policies, Inventory" for additional information regarding the Company's methodology on determining fair value. The table below provides, for the periods indicated, the fair value of inventory whose carrying value was adjusted and the amount of impairment charges recognized (amounts in thousands).

Three months ended:	Fair value of communities, net of impairment charges	Impairment charges
Fiscal 2011:		
January 31	$ 56,105	$ 5,475
April 30	$ 40,765	10,725
July 31	$ 4,769	16,175
October 31	$ 5,718	1,710
		$ 34,085
Fiscal 2010:		
January 31	$ 82,509	$ 31,750
April 30	$ 64,964	41,770
July 31	$ 40,071	12,450
October 31	$ 67,850	23,219
		$109,189

Gibraltar's portfolio of non-performing loans was recorded at fair value at inception based on the acquisition price as determined by Level 3 inputs. The carrying amount and estimated fair value of the non-performing loan portfolios, as of October 31, 2011, is $63.2 million and $65.8 million, respectively. The estimated fair value was determined using Level 3 inputs and was based on discounted future cash flows generated by the loans discounted at the rates used to value the portfolios at the acquisition dates.

The book value and estimated fair value of the Company's debt at October 31, 2011 and October 31, 2010 was as follows (amounts in thousands):

	October 31, 2011		October 31, 2010	
	Book value	Estimated fair value	Book value	Estimated fair value
Loans payable (a)	$ 106,556	$ 98,950	$ 94,491	$ 87,751
Senior notes (b)	1,499,371	1,614,010	1,554,460	1,679,052
Mortgage company warehouse loan (c)	57,409	57,409	72,367	72,367
	$ 1,663,336	$ 1,770,369	$ 1,721,318	$ 1,839,170

(a) The estimated fair value of loans payable was based upon their indicated market prices or the interest rates that the Company believed were available to it for loans with similar terms and remaining maturities as of the applicable valuation date.

(b) The estimated fair value of the Company's senior notes is based upon their indicated market prices.

(c) The Company believes that the carrying value of its mortgage company loan borrowings approximates their fair value.

12. Employee Retirement and Deferred Compensation Plans

The Company has two unfunded defined benefit retirement plans. Retirement benefits generally vest when the participant has completed 20 years of service with the Company and reaches normal retirement age (age 62). Unrecognized prior service costs are being amortized over the period from the date participants enter the plans until their interests are fully vested. The Company used a 4.06%, 4.99% and 5.30% discount rate in its calculation of the present value of its projected benefit obligations at October 31, 2011, 2010 and 2009, respectively, which represented the approximate long-term investment rate at October 31 of the fiscal year for which the present value was calculated. Information related to the plans is based on actuarial information calculated as of October 31, 2011, 2010 and 2009.

Information related to the Company's defined benefit retirement plans for each of the fiscal years ended October 31, 2011, 2010 and 2009 is as follows (amounts in thousands):

	2011	2010	2009
Plan costs:			
Service cost	$ 305	$ 270	$ 132
Interest cost	1,290	1,396	1,366
Amortization of prior service cost	694	1,248	1,076
Acceleration of benefits		72	
Amortization of unrecognized gains			(1,272)
	$ 2,289	$ 2,986	$ 1,302
Projected benefit obligation:			
Beginning of year	$ 26,037	$ 25,161	$ 19,005
Plan amendments adopted during year		202	
Service cost	305	270	132
Interest cost	1,290	1,396	1,366
Benefit payments	(504)	(125)	(125)
Change in unrecognized gain/loss	2,638	(867)	4,783
Projected benefit obligation, end of year	$ 29,766	$ 26,037	$ 25,161
Unamortized prior service cost:			
Beginning of year	$ 4,027	$ 5,145	$ 6,221
Plan amendments adopted during year		130	
Amortization of prior service cost	(694)	(1,248)	(1,076)
Unamortized prior service cost, end of year	$ 3,333	$ 4,027	$ 5,145
Accumulated unrecognized (loss) gain, October 31	$ (1,064)	$ 1,574	$ 707
Accumulated benefit obligation, October 31	$ 29,766	$ 26,037	$ 25,161
Accrued benefit obligation, October 31	$ 29,766	$ 26,037	$ 25,161

The table below provides, based upon the estimated retirement dates of the participants in the unfunded defined benefit retirement plans, the amounts of benefits the Company would be required to pay in each of the next five fiscal years and for the five fiscal years ended October 31, 2021 in the aggregate (in thousands).

Year ending October 31,	Amount
2012	$ 641
2013	$ 1,551
2014	$ 1,638
2015	$ 1,645
2016	$ 1,761
November 1, 2016–October 31, 2021	$ 11,522

The Company maintains salary deferral savings plans covering substantially all employees. The plans provide for discretionary Company contributions of up to 2% of all eligible compensation, plus 2% of eligible compensation above the Social Security wage base, plus matching contributions of up to 2% of eligible compensation of employees electing to contribute via salary deferrals. During the first quarter of fiscal 2009, due to the continued downturn in the Company's business, the Company suspended its matching contributions and discretionary contributions to one of the plans. In fiscal 2011, the Company elected to make a discretionary contribution for the plans year ended December 31, 2010, and beginning in the third quarter of fiscal 2011, to resume a matching contribution of eligible compensation of employees electing to contribute via salary deferrals. The Company recognized an expense, net of plan forfeitures, with respect to the plans of $2.7 million and $0.5 million for the fiscal years ended October 31, 2011 and 2009, respectively. The Company recognized $38,000 of expense for one plan in fiscal 2010.

The Company has an unfunded, non-qualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns various rates of return depending upon when the compensation was deferred and the length of time that it has been deferred. A portion of the deferred compensation and interest earned may be forfeited by a participant if he or she elects to withdraw the compensation prior to the end of the deferral period. At October 31, 2011 and 2010, the Company had accrued $19.1 million and $18.4 million, respectively, for its obligations under the plan.

13. Accumulated Other Comprehensive Loss and Total Comprehensive Income (Loss)

Accumulated other comprehensive loss at October 31, 2011 and 2010 was $2.9 million and $0.6 million, respectively, and was primarily related to employee retirement plans.

The table below provides, for each of the fiscal years ended October 31, 2011, 2010 and 2009, the components of total comprehensive income (loss) (amounts in thousands):

	2011	2010	2009
Net income (loss) per consolidated statements of operations	$39,795	$(3,374)	$(755,825)
Changes in pension liability, net of tax benefit provision	(1,934)	1,986	(2,988)
Change in fair value of available-for-sale securities, net of tax provision	(192)	74	26
Total comprehensive income loss	$37,669	$(1,314)	$(758,787)
Tax benefit recognized in total comprehensive loss	–	–	1,975

14. Legal Proceedings

The Company is involved in various claims and litigation arising principally in the ordinary course of business.

In January 2006, the Company received a request for information pursuant to Section 308 of the Clean Water Act from Region 3 of the U.S. Environmental Protection Agency ("EPA") concerning storm water discharge practices in connection with its homebuilding projects in the states that comprise EPA Region 3. The Company provided information to the EPA pursuant to the request. The U.S. Department of Justice ("DOJ") has assumed responsibility for the oversight of this matter and has alleged that the Company has violated regulatory requirements applicable to storm water discharges and that it may seek injunctive relief and/or civil penalties. The Company is presently engaged in settlement discussions with representatives from the DOJ and the EPA.

On November 4, 2008, a shareholder derivative action was filed in the Chancery Court of Delaware by Milton Pfeiffer against Robert I. Toll, Zvi Barzilay, Joel H. Rassman, Bruce E. Toll, Paul E. Shapiro, Robert S. Blank, Carl B. Marbach, and Richard J. Braemer. The plaintiff purports to bring his claims on behalf of Toll Brothers, Inc. and alleges that the director and officer defendants breached their fiduciary duties to the Company and its stockholders with respect to their sales of shares of the Company's common stock during the period beginning on December 9, 2004 and ending on November 8, 2005. The plaintiff alleges that such stock sales were made while in possession of non-public, material information about the Company. The plaintiff seeks contribution and indemnification from the individual director and officer defendants for costs and expenses incurred by us in connection with defending a now-settled related class action. In addition, again purportedly on the Company's behalf, the plaintiff seeks disgorgement of the defendants' profits from their stock sales.

On March 4, 2009, a second shareholder derivative action was brought by Oliverio Martinez in the U.S. District Court for the Eastern District of Pennsylvania. The case was brought against the eleven then-current members of the Company's board of directors and its Chief Accounting Officer. This complaint alleges breaches of fiduciary duty, waste of corporate assets, and unjust enrichment during the period from February 2005 to November 2006. The complaint further alleges that certain of the defendants sold the Company's stock during this period while in possession of allegedly non-public, material information and plaintiff seeks disgorgement of profits from these sales. The complaint also asserts a claim for equitable indemnity for costs and expenses incurred by the Company in connection with a now-settled related class action lawsuit.

On April 1, 2009, a third shareholder derivative action was filed by William Hall, also in the U.S. District Court for the Eastern District of Pennsylvania, against the eleven then-current members of the Company's board of directors and its Chief Accounting Officer. This complaint is identical to the previous shareholder complaint filed in Philadelphia and, on July 14, 2009, the two cases were consolidated. On April 30, 2010, the plaintiffs filed an amended consolidated complaint. The Company's Certificate of Incorporation and Bylaws provide for indemnification of its directors and officers. The Company has also entered into individual indemnification agreements with each of its directors.

Due to the high degree of judgment required in determining the amount of potential loss related to the various claims and litigation in which the Company is involved, including those noted above, and the inherent variability in predicting future settlements and judicial decisions, the Company cannot estimate a range of reasonably possible losses in excess of its accruals for these matters. The Company believes that adequate provision for resolution of all claims and pending litigation has been made for probable losses and the disposition of these matters is not expected to have a material adverse effect on the Company's results of operations and liquidity or on its financial condition.

15. Commitments and Contingencies

Generally, the Company's option and purchase agreements to acquire land parcels do not require the Company to purchase those land parcels, although the Company may, in some cases, forfeit any deposit balance outstanding if and when it terminates an option and purchase agreement. If market conditions are weak, approvals needed to develop the land are uncertain or other factors exist that make the purchase undesirable, the Company may not expect to acquire the land. Whether an option and purchase agreement is legally terminated or not, the Company reviews the amount recorded for the land parcel subject to the option and purchase agreement to determine if the amount is recoverable. While the Company may not have formally terminated the option and purchase agreements for those land parcels that it does not expect to acquire, it has written off any non-refundable deposits and costs previously capitalized to such land parcels in the periods that it determined such costs were not recoverable.

Information regarding the Company's purchase commitments at October 31, 2011 and 2010 is provided in the table below (amounts in thousands).

	2011	2010
Aggregate purchase commitments		
Unrelated parties	$551,905	$419,194
Unconsolidated entities that the Company has investments in	12,471	131,217
Total	$564,376	$550,411
Deposits against aggregate purchase commitments	$ 37,987	$ 47,111
Credits to be received from unconsolidated entities		37,272
Additional cash required to acquire land	526,389	$466,028
Total	$564,376	$550,411
Amount of additional cash required to acquire land included in accrued expenses	$ 44	$ 77,618

The Company has additional land parcels under option that have been excluded from the aforementioned aggregate purchase amounts since it does not believe that it will complete the purchase of these land parcels and no additional funds will be required from the Company to terminate these contracts.

At October 31, 2011, the Company had investments in and advances to a number of unconsolidated entities, was committed to invest or advance additional funds and had guaranteed a portion of the indebtedness and/or loan commitments of these entities. See Note 3, "Investments in and Advances to Unconsolidated Entities," for more information regarding the Company's commitments to these entities.

At October 31, 2011, the Company had outstanding surety bonds amounting to $367.2 million, primarily related to its obligations to various governmental entities to construct improvements in the Company's various communities. The Company estimates that $202.5 million of work remains on these improvements. The Company has an additional $73.6 million of surety bonds outstanding that guarantee other obligations of the Company. The Company does not believe it is probable that any outstanding bonds will be drawn upon.

At October 31, 2011, the Company had outstanding letters of credit of $113.2 million, including $100.3 million under its New Credit Facility and $13.0 million collateralized by restricted cash. These letters of credit were issued to secure various financial obligations of the Company including insurance policy deductibles and other claims, land deposits and security to complete improvements in communities which it is operating. The Company believes it is not probable that any outstanding letters of credit will be drawn upon.

At October 31, 2011, the Company had agreements of sale outstanding to deliver 1,667 homes with an aggregate sales value of $981.1 million.

The Company's mortgage subsidiary provides mortgage financing for a portion of the Company's home closings. For those home buyers to whom the Company's mortgage subsidiary provides mortgages, it determines whether the home buyer qualifies for the mortgage he or she is seeking based upon information provided by the home buyer and other sources. For those home buyers that qualify, the Company's mortgage subsidiary provides the home buyer with a mortgage commitment that specifies the terms and conditions of a proposed mortgage loan based upon then-current market conditions. Prior to the actual closing of the home and funding of the mortgage, the home buyer will lock in an interest rate based upon the terms of the commitment. At the time of rate lock, the Company's mortgage subsidiary agrees to sell the proposed mortgage loan to one of several outside recognized mortgage financing institutions ("investors"), which is willing to honor the terms and conditions, including interest rate, committed to the home buyer. The Company believes that these investors have adequate financial resources to honor their commitments to its mortgage subsidiary.

Information regarding the Company's mortgage commitments at October 31, 2011 and 2010 is provided in the table below (amounts in thousands).

	2011	2010
Aggregate mortgage loan commitments		
IRLCs	$129,553	$169,525
Non-IRLCs	306,722	263,477
Total	$436,275	$433,002
Investor commitments to purchase:		
IRLCs	$129,553	$169,525
Mortgage loans receivable	60,680	91,689
Total	$190,233	$261,214

The Company leases certain facilities and equipment under non-cancelable operating leases. Rental expense incurred by the Company under these operating leases were (amounts in thousand):

Year ending October 31,	Amount
2011	$ 12,059
2010	$ 13,972
2009	$ 14,923

At October 31, 2011, future minimum rent payments under the Company's operating leases were (amounts in thousands):

Year ending October 31,	Amount
2012	$10,444
2013	8,355
2014	7,107
2015	6,024
2016	3,838
Thereafter	8,973
	$44,741

16. Subsequent Event

In November 2011, the Company acquired substantially all of the assets of CamWest Development LLC ("CamWest") for approximately $143.7 million in cash. The assets acquired were primarily inventory. As part of the acquisition, the Company assumed contracts to deliver approximately 29 homes with an aggregate value of $13.7 million. The average price of the homes in backlog was approximately $471,000. The assets the Company acquired included approximately 1,245 home sites owned and 254 home sites controlled through land purchase agreements. This acquisition increased the Company's selling community count by 15.

17. Interest and Other Income

Interest and other income includes the activity of the Company's non-core ancillary businesses which include its mortgage, title, landscaping, security monitoring, golf course and country club operations and Gibraltar. Revenues and expenses for the years ended October 31, 2011, 2010 and 2009 were as follows (amounts in thousands):

	2011	2010	2009
Revenue	$66,224	$51,458	$53,619
Expense	$60,967	$46,059	$46,296

18. Information on Geographic Segments

The table below summarizes revenue and (loss) income before income taxes for each of the Company's geographic segments for each of the fiscal years ended October 31, 2011, 2010 and 2009 (amounts in millions):

	Revenues			(Loss) income before income taxes		
	2011	2010	2009	2011	2010	2009
North	$ 381.6	$ 407.7	$ 585.3	$ 42.5	$ (2.3)	$ (103.3)
Mid-Atlantic	499.7	488.4	492.7	57.6	33.9	(25.0)
South	285.0	264.3	288.2	(25.9)	(35.2)	(49.4)
West	309.6	334.4	389.1	(27.1)	(11.9)	(209.0)
Corporate and other				(76.5)	(101.7)	(109.8)
Total	$1,475.9	$1,494.8	$1,755.3	$(29.4)	$ (117.2)	$ (496.5)

"Corporate and other" is comprised principally of general corporate expenses such as the Offices of the Executive Chairman, the Chief Executive Officer and President, and the corporate finance, accounting, audit, tax, human resources, risk management, marketing and legal groups, directly expensed interest, offset in part by interest income and income from the Company's ancillary businesses and income from a number of its unconsolidated entities.

Total assets for each of the Company's geographic segments at October 31, 2011 and 2010 are shown in the table below (amounts in millions):

	2011	2010
North	$1,060.2	$ 961.3
Mid-Atlantic	1,235.9	1,161.5
South	760.1	693.8
West	650.8	712.4
Corporate and other	1,348.2	1,642.6
Total	$5,055.2	$5,171.6

"Corporate and other" is comprised principally of cash and cash equivalents, marketable securities, income tax refund recoverable and the assets of the Company's manufacturing facilities and mortgage subsidiary.

The Company provided for inventory impairment charges and the expensing of costs that it believed not to be recoverable and write-downs of investments in unconsolidated entities (including the Company's pro-rata share of impairment charges recognized by the unconsolidated entities in which it has an investment) for the years ended October 31, 2011, 2010 and 2009 as shown in the table below; the net carrying value of inventory and investments in and advances to unconsolidated entities for each of the Company's geographic segments at October 31, 2011 and 2010 is also shown (amounts in millions).

	Net Carrying Value At October 31,		Impairments Year ended October 31,		
	2011	2010	2011	2010	2009
Inventory:					
Land controlled for future communities:					
North	$ 19.4	$ 3.6	$ 0.9	$ 4.0	$ 17.3
Mid-Atlantic	21.6	14.8	0.3	(0.1)	7.8
South	3.8	11.0	0.3	(0.2)	0.4
West	1.8	2.5	16.2	2.4	3.0
	46.6	31.9	17.7	6.1	28.5
Land owned for future communities:					
North	231.1	208.5		15.9	51.0
Mid-Atlantic	455.8	452.9	0.3	9.0	23.8
South	125.4	119.8	16.7	14.0	1.2
West	166.8	142.8		16.8	93.5
	979.1	924.0	17.0	55.7	169.5
Operating communities:					
North	738.5	685.3	2.9	9.6	77.1
Mid-Atlantic	659.1	662.4	3.7	2.1	28.0
South	539.6	443.3	3.8	23.4	51.2
West	453.8	494.8	6.7	18.4	111.1
	2,391.0	2,285.8	17.1	53.5	267.4
Total	$3,416.7	$3,241.7	$51.8	$ 115.3	$465.4
Investments in and advances to unconsolidated entities:					
North	$ 40.8	$ 47.6			$ 6.0
South	32.0	51.7	$ 15.2		
West	17.1	58.5	25.7		5.3
Corporate	36.5	40.6			
Total	$ 126.4	$ 198.4	$40.9	$ –	$ 11.3

19. Supplemental Disclosure to Statements of Cash Flows

The following are supplemental disclosures to the statements of cash flows for each of the fiscal years ended October 31, 2011, 2010 and 2009 (amounts in thousands):

	2011	2010	2009
Cash flow information:			
Interest paid, net of amount capitalized	$ 18,666	$ 34,333	$ 33,003
Income taxes paid		$ 3,994	$ 144,753
Income taxes refunded	$ 154,524	$ 152,770	$ 105,584
Non-cash activity:			
Cost of inventory acquired through seller financing or recorded due to VIE criteria, net	$ 29,320	$ 41,276	$ 6,263
Cost of inventory acquired under specific performance contracts		$ (4,889)	$ 14,889
Miscellaneous changes in inventory	$ 1,781	$ 1,725	$ 431
Reclassification of inventory to property, construction and office equipment	$ 20,005	$ 18,711	
Increase in inventory for reclassification of minority interest contribution			$ 5,283
Reduction in inventory related to debt cancellation			$ 16,150
Increase (decrease) in unrecognized gains in defined benefit plans	$ (2,638)	$ 867	$ (4,783)
Defined benefit retirement plan amendment		$ 202	
Income tax benefit related to exercise of employee stock options		$ 27,150	$ 2,672
Reduction of investment in unconsolidated entities due to reduction of letters of credit or accrued liabilities	$ 13,423	$ 7,679	$ 20,489
Reversal of litigation costs previously accrued		$ 10,981	
Reclassification of stock-based compensation from accrued liabilities to additional paid in capital	$ 4,233		
Reclassification of accrued liabilities to loans payable			$ 7,800
Miscellaneous increases (decreases) to investments in unconsolidated entities	$ (2,212)	$ 2,495	$ 1,759
Stock awards	$ 24	$ 22	$ 27

20. Summary Consolidated Quarterly Financial Data (Unaudited)

The table below provides summary income statement data for each quarter of fiscal 2011 and 2010 (amounts in thousands, except per share data).

	Three Months Ended,			
	October 31	July 31	April 30	January 31
Fiscal 2011				
Revenue	$427,785	$394,305	$319,675	$334,116
Gross profit	$ 65,281	$ 54,358	$ 43,321	$ 52,151
Income (loss) before income taxes	$ 15,277	$ 3,888	$ (31,484)	$ (17,047)
Net income (loss)	$ 15,043	$ 42,108	$ (20,773)	$ 3,417
Income (loss) per share (1)				
Basic	$ 0.09	$ 0.25	$ (0.12)	$ 0.02
Diluted	$ 0.09	$ 0.25	$ (0.12)	$ 0.02
Weighted-average number of shares				
Basic	166,896	168,075	166,910	166,677
Diluted (2)	167,525	169,338	166,910	168,121
Fiscal 2010				
Revenue	$402,600	$454,202	$311,271	$326,698
Gross profit	$ 38,617	$ 64,697	$ 5,688	$ 9,211
(Loss) income before income taxes	$ (9,467)	$ 823	$ (51,789)	$ (56,754)
Net income (loss)	$ 50,479	$ 27,302	$ (40,401)	$ (40,754)
Income (loss) per share (1)				
Basic	$ 0.30	$ 0.16	$ (0.24)	$ (0.25)
Diluted	$ 0.30	$ 0.16	$ (0.24)	$ (0.25)
Weighted-average number of shares				
Basic	166,269	165,752	165,407	165,237
Diluted (2)	167,777	167,658	165,407	165,237

(1) Due to rounding, the sum of the quarterly earnings per share amounts may not equal the reported earnings per share for the year.

(2) For the three months ended April 30, 2011, April 30, 2010 and January 31, 2010, there were no incremental shares attributed to outstanding options to purchase common stock because the Company reported a net loss for each period, and any incremental shares would be anti-dilutive.

Stockholder Return Performance Graph

The following graph and chart compares the five-year cumulative total return (assuming an investment of $100 was made on October 31, 2006 and that dividends, if any, were reinvested) from October 31, 2006 to October 31, 2011, for (a) our common stock, (b) the Standard & Poor's Homebuilding Index (the "S&P Homebuilding Index") and (c) the Standard & Poor's 500 Composite Stock Index (the "S&P 500 Index"):

Comparison of 5 Year Cumulative Total Return Among Toll Brothers, Inc., S&P Homebuilding Index and S&P 500 Index



$140
$120
$100
$80
$60
$40
$20
$0
2006
2007
2008
2009
2010
2011
Toll Brothers, Inc.
S&P 500 Index
S&P Home Building Index

October 31:	2006	2007	2008	2009	2010	2011
Toll Brothers, Inc.	100.00	79.25	79.97	59.91	62.05	60.33
S&P 500	100.00	114.56	73.21	80.38	93.66	101.24
S&P Homebuilding	100.00	51.65	29.11	31.71	30.86	29.62

Corporate Directors and Officers

Board of Directors

Robert I. Toll*
Executive Chairman of the Board

Bruce E. Toll
Vice Chairman of the Board
President — BET Investments, an office and commercial real estate company

Douglas C. Yearley, Jr.* (21)
Chief Executive Officer

Robert S. Blank
Co-Chairman & Co-CEO — Whitney Communications Company, and Senior Partner — Whitcom Partners, investments

Edward G. Boehne
Retired President — Federal Reserve Bank of Philadelphia

Richard J. Braemer
Senior Counsel — Ballard, Spahr, Andrews & Ingersoll, LLP, Attorneys at Law

Christine N. Garvey
Retired Global Head of Corporate Real Estate Services — Deutsche Bank AG

Carl B. Marbach
President — Greater Marbach Airlines, Inc., and Florida Professional Aviation, Inc., aviation services and consulting companies

Stephen A. Novick
Senior Advisor — The Andrea and Charles Bronfman Philanthropies

Paul E. Shapiro
Chairman — Q Capital Strategies, LLC, a life settlement company

*Executive Officer of the Company.
Director and employee listing as of 1/1/12.
( ) Years of service with Toll Brothers

Chief Operating Officer and Executive Vice President

Richard T. Hartman* (32)

Chief Financial Officer and Treasurer

Martin P. Connor* (3)

Senior Vice Presidents

Frederick N. Cooper (18)
Finance, International Development and Investor Relations
Joseph R. DeSanto (8)
Tax
Jonathan C. Downs (19)
Human Resources

Daniel J. Kennedy (17)
Internal Audit
John K. McDonald (9)
General Counsel and Chief Compliance Officer
Kevin J. McMaster (28)
Controller

George W. Nelson (8)
Chief Information Officer
Joseph R. Sicree (19)
Chief Accounting Officer
Michael I. Snyder (31)
Secretary and Chief Planning Officer

Kira Sterling (26)
Chief Marketing Officer
Werner Thiessen (21)
Acquisitions
Gregg L. Ziegler (9)
Treasury

Home Building Operations

Regional Presidents
James W. Boyd (18)
Barry A. Depew (28)
William J. Gilligan (17)
John G. Mangano (24)
Robert Parahus (25)
Edward D. Weber (32)

Group Presidents
Keith L. Anderson (14)
Thomas J. Anhut (17)
Kevin D. Duermit (24)
John P. Elcano (19)
Christopher G. Gaffney (15)
Gary M. Mayo (14)
Thomas R. Mulvey (7)
Thomas J. Murray (17)
Douglas C. Shipe (17)

Division Presidents
Charles W. Bowie (15)
Charles T. Breder (11)
Eric H. Campbell
Thomas G. Gestite (22)
Gregory E. Kamedulski (19)
Robert J. Kardos (13)
James A. McDade (7)
Richard M. Nelson (13)

Division Presidents
Robert G. Paul (10)
Charles B. Raddatz (14)
Anthony J. Rocco (14)
Walter R. Schwartz (9)
Andrew J. Semon (9)
Kenneth S. Thirtyacre (14)
David H. Von Spreckelsen (8)
Daniel C. Zalinsky (18)

Golf and Country Club Operations

David H. Richey (9)
President

Mitchell P. Laskowitz (7)
Senior Vice President

Land Development Operations

Joseph J. Palka (18)
Executive Vice President

Robert N. McCarron (19)
Senior Vice President

Subsidiary and Affiliate Operations

Gibraltar Capital and Asset Management, LLC

Roger A. Brush (18)
President

Michael L. LaPat (12)
Chief Financial Officer and Senior Vice President

ESE Consultants, Inc.

Christopher E. Stocke (5)
President

Toll Architecture, Inc.

Jed Gibson (18)
President

Toll Integrated Systems

Keith Fell (3)
Director of Manufacturing

Westminster Security Company

Felicia Ratka (11)
President

TBI Mortgage® Company

Donald L. Salmon (12)
President

Toll Brothers Realty Trust

Charles L. Elliott
Managing Director

Toll Landscape, LLC

Mark Culichia (14)
President

Westminster Title Company, Inc.

William T. Unkel (7)
President

Corporate Information

Corporate Office
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, Pennsylvania 19044
215-938-8000 • TollBrothers.com

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane, New York, New York 10038
1-800-937-5449 • amstock.com

Independent Auditors
Ernst & Young LLP — Philadelphia, Pennsylvania

Employees
As of October 31, 2011, we had 2,215 full-time employees.

Stockholders
As of December 12, 2011, we had 811 stockholders of record.

Stock Listing
Our common stock is traded on the New York Stock Exchange (symbol "TOL").

Certifications
Our Chief Executive Officer and Chief Financial Officer have filed their certifications as required by the SEC regarding the quality of our public disclosures for each of the periods ended during our fiscal year ended October 31, 2011. Further, our Chief Executive Officer has certified to the New York Stock Exchange ("NYSE") that he is not aware of any violation by our Company of NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

Demographic and Other Data
Sources for the data included in this annual report include Barron's, Bloomberg Business Week, Bloomberg L.P., Citigroup, Claritas, The Conference Board, Credit Suisse, Deutsche Bank Securities, Fannie Mae, Federal Home Loan Mortgage Corporation, Federal Housing Finance Board, Federal Reserve Bank, Federal Reserve Board, Fitch Ratings, Forbes, Fortune, Harvard Institute of Economic Research, International Strategy & Investment Group, John Burns Real Estate Consulting, Joint Center for Housing Studies – Harvard University, J.P. Morgan Securities, Moody's Economy.com, Moody's Investor Service, Mortgage Bankers Association, National Association of Home Builders, National Association of Realtors,® The New York Times, Office of Federal Housing Enterprises Oversight, Standard & Poor's, Thomson Reuters Corporation, U.S. Bureau of Labor Statistics, U.S. Census Bureau, U.S. Department of Commerce, U.S. Department of Labor, UBS Securities, The Wall Street Journal, Wells Fargo, YAHOO! Finance, and Zelman & Associates.

Investor Relations Information Requests
Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other Company information are available without charge either on or through our website, TollBrothers.com, or upon request from the Co-Directors of Investor Relations at our Corporate Office:

Frederick N. Cooper, *Senior Vice President — Finance, International Development and Investor Relations*
fcooper@tollbrothersinc.com • 215-938-8312

Joseph R. Sicree, *Senior Vice President — Chief Accounting Officer*
jsicree@tollbrothersinc.com • 215-938-8045

Our Board of Directors has an audit committee, an executive compensation committee, a nominating and corporate governance committee, and a public debt and equity securities committee. Each of these committees has a formal charter. We also have Corporate Governance guidelines, a Code of Ethics for the Principal Executive Officer and Senior Financial Officers, and a Code of Ethics and Business Conduct which applies to all directors, officers and employees. Copies of these charters, guidelines, and codes can be obtained on our website and are also available upon request from the Co-Directors of Investor Relations listed above.

Production Notes
Front Cover Photo
The McKinley in Sterling Ridge at The Woodlands — The Woodlands, TX

Photographers
Mark Boisclair, Brantley Photography, Robert Faulkner, Eric Frigge, Chip Henderson, Kim Wendell Design, Eric Lucero, Red Square Photography, Frank Short, Bill Taylor, WCI, Jim Wilson

TOL
LISTED
NYSE


Toll Brothers
America's Luxury Home Builder®
250 Gibraltar Road • Horsham, Pennsylvania 19044
215-938-8000 • TollBrothers.com
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Toll Brothers
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